As filed with the Securities and Exchange Commission on October 11 , 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VICTORY COMMERCIAL MANAGEMENT INC.

(Exact name of registrant as specified in its charter)

Nevada	6510	37-1865646
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

3rd Floor, 369 Lexington Ave,

New York, NY 10017

212-922-2199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Inc.

769 Basque Way

Carson City, Nevada 89706

(775) 885-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

1450 Broadway 26th Floor

New York, New York 10018

(212) 530-2210

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]
Non-Accelerated Filer [ ]	Smaller reporting company [X]
(Do not check if a smaller reporting company)
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act. [X]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.0001 per share	5,000,000	$1.00	$5,000,000	$622.50
Total	5,000,000	$1.00	$5,000,000	$622.50

(1)	In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	There is no current market for the securities. Although the registrant’s common stock has a par value of $0.0001 per share, the registrant believes that the calculations offered pursuant to Rule 457(f)(2) are not applicable and, as such, the registrant has valued the common stock in good faith and for the purposes of the registration fee, based on $1.00 per share. In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION,

DATED October 11 , 2018

Registration Statement No. 333-

VICTORY COMMERCIAL MANAGEMENT INC.

5,000,000 shares of Common Stock

This is the self-underwritten public offering of shares of common stock of Victory Commercial Management Inc., a Nevada corporation (the “Company” or “VCM”, “we”, “us”), par value $0.0001 per share (“Common Stock”). We may offer and sell (the “Offering”) from time to time up to 5,000,000 shares of our Common Stock (the “Shares”) at a fixed price of $1.00 per share (the “Offering Price”). There is no minimum number of Shares that must be sold by us for the offering to proceed, and we will retain the proceeds from the sale of any of the offered Shares.

There is presently no public market for our shares of Common Stock. We intend to apply to have our shares quoted on the OTC Bulletin Board, or OTCBB, promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for quoting on OTCBB. We cannot assure you that our securities will continue to be quoted on OTCBB after this offering. We also intend to apply to have our shares listed on OTCQB market. However, we cannot guarantee that our shares will be approved for listing on OTCQB.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced reporting requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings, as applicable.

The offering is being conducted on a self-underwritten, best efforts basis, which means our management and/or controlling shareholder will attempt to sell the Shares pursuant to this prospectus directly to the public, with no commission or other remuneration payable to them for any Shares they may sell. In offering the Shares on our behalf, management and/or controlling shareholder will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Shares will be offered at a fixed price of $1.00 per share for a period of 180 days from the effective date of this prospectus. The Offering shall terminate on the earlier of (i) the date when we decide to do so until 180 days from the effective date of this prospectus, or (ii) when the Offering is fully subscribed for

	Offering Price Per Share	Underwriting Discounts and Commissions	Proceeds to Company Before Expenses
Common Stock	$1.00	Not Applicable	$5,000,000
Total	$1.00	Not Applicable	$5,000,000

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in these shares of Common Stock involves significant risks. See “Risk Factors” beginning on page 11 of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 11 , 2018

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TABLE OF CONTENTS

PROSPECTUS SUMMARY	5
RISK FACTORS	11
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	25
USE OF PROCEEDS	26
CAPITALIZATION
DETERMINATION OF OFFERING PRICE	26
DILUTION	26
DIVIDEND POLICY	30
DESCRIPTION OF BUSINESS
DESCRIPTION OF PROPERTY	46
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	53
DIRECTORS AND EXECUTIVE OFFICERS	84
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	89
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	90
LEGAL PROCEEDINGS	51
DESCRIPTION OF SECURITIES	30
PLAN OF DISTRIBUTION	29
LEGAL MATTERS	31
EXPERTS	31
WHERE YOU CAN FIND MORE INFORMATION	92
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed offering, and only the preliminary prospectus issued on October 11 , 2018, is authorized by us to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by us and no other person has been authorized by us to use this document to offer or sell any of our securities.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in its entirety before investing in our Common Stock, especially the risks of investing in our Common Stock, which we discuss later in “Risk Factors,” and our consolidated financial statements and related notes beginning on page 11 and F-1, respectively.

Unless the context requires otherwise, the words the “Company,” “VCM” “we,” “us” or “our” are references to the combined business of Victory Commercial Management Inc., a Nevada corporation. References to “China” or “PRC” are references to the People’s Republic of China, excluding Hong Kong Special Administrative Region of China, Macau Special Administrative Region of China and the Taiwan Region. References to “RMB” are to Renminbi, the legal currency of China, and all references to “$”, “USD” and dollar are to the U.S. dollar, the legal currency of the United States. References to “VCI” are to Victory Commercial Investment Ltd., our wholly-owned subsidiary formed under the laws of the British Virgin Islands. Reference to “Sino Pride” are to Sino Pride Development Limited., a company formed under the laws of Hong Kong and a wholly-owned subsidiary of VCI. References to “DVPD” are Dalian Victory Plaza Development Co., Ltd., an entity formed under the PRC laws and an 80%-owned subsidiary of Sino Pride. References to “DVBM” are Dalian Victory Business Management Co. Ltd., a corporation formed under the laws of the People’s Republic of China and 5% owned by DVPD and 95% owned by Sino Pride. References to “DVPM” are Dalian Victory Property Management Co. Ltd., a corporation formed under the laws of the People’s Republic of China and 100% owned by Sino Pride.

All market and industry data provided in this prospectus represents information that is generally available to the public and was not prepared for us for a fee. We did not fund nor were we otherwise affiliated with these sources and we are not attempting to incorporate the information on external web sites into this prospectus. We are only providing textual reference of the information of market and industry data and the web addresses provided in this prospectus are not intended to be hyperlinks and we do not assure that those external web sites will remain active and current.

This prospectus contains translations of RMB amounts and Hong Kong Dollar (“HK$”) amount into USD at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the years ended
	December 31,
	2017	2016	2015
Year Ended RMB: USD exchange rate	6.5075	6.9430	6.4920
Year Average RMB: USD exchange rate	6.7588	6.9100	6.4890

Year Ended HK$: USD exchange rate	7.8146	7.7534	7.7500
Year Average HK$: USD exchange rate	7.7928	8.0730	8.0620

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017

Period Ended RMB:USD exchange rate	6.6195	6.7810	6.6195	6.7810
Average RMB:USD exchange rate	6.3816	6.8598	6.3701	6.8748

Period Ended HK$:USD exchange rate	7.8459	7.8048	7.8459	7.8048
Average HK$:USD exchange rate	7.8482	7.7877	7.8378	7.7741

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements and information that are based on the beliefs of our management as well as assumptions made by and information currently available to us. Such statements should not be unduly relied upon. When used in this report, forward-looking statements include, but are not limited to, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as well as statements regarding new and existing products, technologies and opportunities, statements regarding market and industry segment growth and demand and acceptance of new and existing products, any projections of sales, earnings, revenue, margins or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements regarding future economic conditions or performance, uncertainties related to conducting business in China, any statements of belief or intention, and any statements or assumptions underlying any of the foregoing. These statements reflect our current view concerning future events and are subject to risks, uncertainties and assumptions. There are important factors that could cause actual results to vary materially from those described in this report as anticipated, estimated or expected, including, but not limited to: competition in the industry in which we operate and the impact of such competition on pricing, revenues and margins, volatility in the securities market due to the general economic downturn; SEC regulations which affect trading in the securities of “penny stocks,” and other risks and uncertainties. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward- looking statements, even if new information becomes available in the future. Depending on the market for our stock and other conditional tests, a specific safe harbor under the Private Securities Litigation Reform Act of 1995 may be available. Notwithstanding the above, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to companies that issue penny stock. Because we may from time to time be considered as to be an issuer of penny stock, the safe harbor for forward-looking statements may not apply to us at certain times.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHANGES.

Overview

We are a Nevada corporation that operates through our indirectly owned subsidiaries Dalian Victory Plaza Development Co., Ltd. (“DVPD”), Dalian Victory Business Management Co., Ltd. (“DVBM”), and Dalian Victory Property Management Co., Ltd (“DVPM”). and primarily engage in the business of commercial real estate lease and operation with a multi-functional underground shopping center (the “Victory Plaza”), currently scheduled to be renovated in Dalian, Liaoning Province of China.

We provide lease and day-to-day management operations of the Victory Plaza and aim at establishing a multi-functional shopping center, which differs from traditional retail shopping centers. Traditional retail centers typically have a few anchor tenants and rely on foot traffic. However, in recently years, due to the fast development of e-commerce and online shopping in China, particularly the fast expansion of Alibaba and Taobao, traditional retail centers become less attractive to customers. Thus, many traditional shopping centers encounter decreased revenue and financial difficulty due to this shift in consumer behavior and the financial distress of certain retailers. In order to stay competitive and adapt to the change of the market, we plan to renovate our underground Victory Plaza to attract tenants that we expect are more resilient to e-commerce alternatives by providing essential services in our premises, including but not limited to:

●	Health &wellness services,

●	Specialty retail,

●	Entertainment, beauty & other services,

●	Dining, and

●	Internet cafes.

Our target tenants will engage in the local community and tend to have local residents and tourists that drive to the retail center and have an in-person individualized shopping and entertaining experience that is less likely to be replaced by e-commerce alternatives.

The Victory Plaza

DVPD was established in 1993 located at the core area of Qingniwa CBD in Dalian as a sino-foreign cooperative joint venture under the laws of PRC. The registered capital and additional paid in capital totaled $34,000,000 (RMB 249 million). Sino Pride holds 80% of its equity interest along with Dalian Victory Development Co., Ltd (20%). At the time of establishment, DVPD was one of the most leading underground shopping mall development operators in China and had won a lot of award and titles in the past.

DVPD developed and opened Victory Plaza in 1998. Victory Plaza is a multi-functional underground shopping center located in Dalian, a major city and seaport of Liaoning province of China. Dalian is a financial, shipping and logistics center for Northeast Asia with a population close to 6.7 million. Gifted with mild climate and multiple beaches, Dalian is a popular destination among domestic tourists and foreign visitors, especially from Japan, South Korea and Russia.

Total rental space is approximately 137,500 square meters (1,480,000 square feet). However, the Company does not currently own all that space. As of June 30, 2018 the ownership of the total rental space is as follows: (i) approximately 68%, or 94,431 square meters (1,016,446 square feet), are owned by the current retailer occupying such space with no additional purchase-back rights; (ii) approximately 9%, or 12,046 square meters (129,662 square feet), are owned by the current retailor occupying such space, but the retailer has the right to require the Company to purchase-back the space; (iii) approximately 18%, or 24,201 square meters (260,497 square feet), are owned by the Company; and (iv) approximately 5%, or 6,876 square meters (74,013 square feet) are owned by Dalian Sheng Ma Lin Trading Ltd. (“SML”), but the Company shall purchase-back such space pursuant to that certain Strategy Cooperation Agreement between SML dated December 29, 2017 (“SML Agreement”). (See, “Our Business – Ownership of Retail Shops”). As the date hereof, there are apparel retail shops (approximately 51%), 3C appliance shops (approximately 26%), catering shops (approximately 11%), entertainment (9%) and service related (3%) in Victory Plaza.

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During the six months ended in 2018, we generated revenue of USD $ 1.9 million from rent income compared to revenue of USD $ 1.6 million during the same period in 2017. The increase in rental income in 2018 was primarily due to the increase of new tenants in 2018 and the improved occupancy rate. During the fiscal year 2017, we generated revenue of USD $3.3 million from rent income compared to revenue of USD$3.9 million from rent income during the fiscal year 2016. The decrease in rent income was primarily due to the negative impact of booming E-commerce online stores from 2012 to 2016 in China. Entrepreneurs and investors have less interest in retail store business in recent years. The direct impact to us was store vacancy rate increased. Decreased occupancy rate driven down the unit rental price consequently.

Vacancy Rate in Recent 5 Years

In the month of December	Total Available Area For Rent (SQFT)	Total Rented Area (SQFT)	Vacancy (SQFT)	Vacancy (%)
2013	294,974	275,115	19,849	6.73%
2014	295,684	276,212	19,472	6.59%
2015	263,683	218,507	45,176	17.13%
2016	202,372	170,715	31,657	15.64%
2017	211,758	153,235	58,523	27.64%
In the month of June 2018	190,833	155,775	35,058	18.37%

Average Rent in Recent 5 Years

In the month of December	Average Rent Per Month Per SQFT in US$
2013	$3.11
2014	$2.67
2015	$2.48
2016	$1.97
2017	$1.83
In the month of June 2018	$1.96

Management fee income for the six months ended in 2018 was $3.0 million, an increase of $0.6 million, or 26% compared to $ 2.4 million for the same period in 2017. Management fee income for the year ended December 31, 2017 was $5.0 million, an increase of $0.2 million, or 4%, compared to $4.8 million in 2016.

Renovation Plan

In order to attract customers and tenants that are more resilient to e-commerce alternatives, we have been working on the plan to renovate the Victory Plaza. Before we can commence the renovation, we have to apply for permits or approvals from local governments, such as construction works planning permits, approvals for fire protection design and construction works commencement permits. The rental space at Victory Plaza to be renovated will be approximately 113,800 square meters (1,224,933 square feet). According to our current renovation plan, we expect to complete the renovation by the second half of 2020 and reach the maximum profitability of the Victory Plaza by the end of 2021 provided that we have obtained sufficient capital to carry out the renovation as planned. As of the date hereof, we have finalized the plan of the renovation and are in the process of obtaining necessary permit and license to commence our first stage of the renovation, which we expect to occur in the next three months. The direct renovation cost including the construction, regulatory approval, labor and administration & miscellaneous is estimated at $11.2 million. We need additional $83.9 million to buy back the properties to conduct the renovation. The total anticipated cost is approximately $95.1 million. We plan to fund the renovation through outside financing. However, there is no guarantee that we can obtain funds to support renovation project successfully. We may change our renovation plan based on available funding in the future or abandon the renovation plan if we cannot obtain enough capital to commence the renovation as we planned at all.

Implications of Our Being an “Emerging Growth Company”

Because we had less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

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We intend to take advantage of all these reduced reporting requirements and exemptions, except the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure and may present only two years of audited financial statements and related MD&A disclosure.

EMPLOYEES

We currently have 308 employees including our executive officers. Among them, there are 5 senior managers holding collegial degrees or above with the average of more than 15 years’ experiences in different aspects of operation and management of large shopping centers. In addition, we have 19 department managers holding collegial degree or above with the average of more than 10 years’ experience in investment attraction, property management, project finance, HR and other areas.

CORPORATE INFORMATION

Our principal executive office is located at 3rd Floor, 369 Lexington Ave., New York, New York, 10017 and our telephone number is 212-922-2199. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

OFFERING SUMMARY

Issuer:	Victory Commercial Management Inc.

Securities being Offered:	up to 5,000,000 shares of Common Stock
Price per Share:

Duration of the Offering:	Up to 180 days

Shares Outstanding as of December 31, 2017	20,700,000 shares of Common Stock

Shares Outstanding following the consummation of the Offering:	Up to 25,700,000 shares of Common Stock

Amount of the Offering:	up to $5,000,000

Minimum purchase	Not applicable

Symbol:	Not applicable

Transfer Agent:	VStock Transfer, LLC 18 Lafayette Place Woodmere, New York 11598

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Use of Proceeds	We plan to devote the net proceeds of the offering for i) renovation of the Victory Plaza, ii) general working capital to meet the needs of the continued development and operation of the Victory Plaza; and (iii) other general working capital and corporate matters. See the “Use of Proceeds” section beginning on page 26.

Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on Page 11.

Plan of Distribution	The shares of Common Stock covered by this prospectus may be sold by the selling stockholder in the manner described under “Plan of Distribution.”

Dividend Policy:	We have no present plan to declare dividends and plan to retain our earnings to continue to grow our business.

Summary Consolidated Financial Information

The following summary consolidated financial data for the three and six months ended by June 30, 2018 and 2017, and fiscal years ended December 31, 2017 and 2016 are only a summary and does not provide all of the information contained in our financial statements and related notes. You should read the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” beginning on page 53 of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2018	2017	2018	2017

Revenues	$2,797,559	$2,176,988	$5,322,322	$4,058,957
Operating expenses	2,460,813	2,372,796	8,507,924	5,190,277
Income (loss) from operations	336,746	(195,808)	(3,185,602)	(1,131,320)
Other income (expenses)	(1,507,248)	(972,165)	507,265	(2,124,097)
Net Loss	(1,170,502)	(1,167,973)	(2,678,337)	(3,255,417)
Net loss attributable to noncontrolling interest	288,249	322,299	564,667	786,354
Net loss attributable to the Company’s common shareholder	$(882,253)	$(845,674)	$(2,113,670)	$(2,469,063)
Net loss attributable to the Company’s common shareholder	$(0.04)	$(0.04)	$(0.10)	$(0.12)
Weighted-average shares outstanding, basic and diluted	20,700,000	20,700,000	20,700,000	20,700,000

	For the Years Ended December 31,
	2017	2016
		(As Restated)
Revenues	$8,796,781	$9,420,403
Operating expenses	11,449,855	16,315,434
Loss from operations	(2,653,074)	(6,895,031)
Other expenses	(4,339,432)	(7,681,993)
Net loss	(6,992,506)	(14,577,024)
Net loss attributable to noncontrolling interest	1,536,231	3,035,343
Net loss attributable to the Company’s common shareholder	$(5,456,275)	$(11,541,681)

Loss per common share attributable to the Company’s common shareholder - basic and diluted:	$(0.26)	$(0.56)

Weighted-average shares outstanding, basic and diluted	20,700,000	20,700,000

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CONSOLIDATED BALANCE SHEETS DATA:

	As of June 30	As of December 31,
	2018	2017	2016
	(Unaudited)		(As Restated)
ASSETS

Rental properties, net	$24,198,339	$25,110,414	$24,464,389
Cash and cash equivalents	400,716	755,027	32,763
Restricted cash	92,726	118,891	-
Tenant and sundry receivables , net of allowance for doubtful accounts	552,112	311,051	447,063
Prepaid expenses and other assets	714,470	475,320	1,346,687
Property and equipment, net	739,696	785,354	903,119
Intangible assets, net	26,498	-	1,160
ROU assets, net	605,139	142,205	873,512
Other receivable	3,674,875	-	-
TOTAL ASSETS	$31,004,571	$27,698,262	$28,068,693

LIABILITIES AND DEFICIT

Liabilities
Bank loans payable, net	$66,715,610	$66,569,656	$61,513,950
Property financing agreements payable	77,054,175	78,219,579	68,629,620
Accounts payable and accrued liabilities	3,607,311	3,881,717	3,857,745
Deferred rental income	4,816,420	4,260,775	4,782,483
Leases liability payable	1,012,707	725,426	5,253,532
Other payables	25,968,684	23,222,476	17,023,550
Loans payable to related parties	11,718,580	11,875,883	10,623,074
Due to shareholder	63,198,557	63,020,584	63,257,533
Interest payable to related party	11,287,816	11,223,684	10,006,239
Total Liabilities	265,379,860	262,999,780	244,947,726

Commitments and Contingencies
Deficit
Victory Commercial Management Inc. Shareholder’s Deficit
Common stock, $0.0001 par value, 600,000,000 shares authorized;	-	-	-
20,700,000 shares issued and outstanding	2,070	2,070	2,070
Paid-in capital	10,816,289	10,816,289	10,814,219
Accumulated deficit	(192, 524,907)	(190,411,237)	(184,954,962)
Accumulated other comprehensive loss	(9, 473,156)	(12,439,971)	(3,252,672)
Total stockholder’s deficit attributable to the Company’s common shareholder	(191,179,704)	(192,032,849)	(177,391,345)
Noncontrolling interest	(43,195,585	(43,268,669)	(39,487,688)
Total Deficit	(234,375,289)	(235,301,518)	(216,879,033)

TOTAL LIABILITIES AND DEFICIT	$31,004,571	$27,698,262	$28,068,693

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares of Common Stock, once we successfully list our Common Stock on OTCBB, could decline, and you may lose all or part of your investment. You should read the section entitled “Cautionary Note Regarding Forward Looking Statements” below for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Relating to Our Business

Our independent registered public accounting firm added an emphasis paragraph to its audit report describing an uncertainty related to our ability to continue as a going concern.

Due to our significant accumulated deficit, recurring losses and limited capital resources, our independent registered public accounting firm has issued a report that describes an uncertainty related to our ability to continue as a going concern. The auditors’ report discloses that we had a net loss of $6,992,506 and $14,577,024 for the years ended December 31, 2017 and 2016, respectively; an accumulated deficit of $190,411,237 at December 31, 2017 and net cash used in operations of $1,099,315 for the year ended December 31, 2017. Additionally, total revenues for the year ended December 31, 2017 decreased by approximately 7% as compared to the total revenue for the year ended December 31, 2016. As of December 31, 2017, to our knowledge, there were total of 455 litigations against us for unpaid rent from lease-back owners and for the past due of purchase-back property from current owners of properties. Total claims amounted approximately $22,737,166 (RMB147, 962,107). These conditions raise substantial doubt about our ability to continue as a going concern and may make it difficult for us to raise capital and make our securities an unattractive investment for potential investors. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We may be unable to continue operations if we cannot generate revenues in excess of our expenses.

Majority of our business, assets and operations are located in the People’s Republic of China.

The majority of our business, assets and operations are located in the People’s Republic of China. The economy of the PRC differs from the economies of most developed countries in many aspects. The economy of the PRC has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC’s government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC’s government. In addition, the PRC’s government continues to play a significant role in regulating industry by imposing industrial policies. The PRC’s government exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of the PRC, but may have a negative effect on us.

Actions of government or change of policies may adversely affect our business, financial condition and results of operations.

We are at risk from significant and rapid change in the legal systems, regulatory controls, and practices in areas in which we operate. These affect a wide range of areas including the real estate development approval system, employment practices, financing and sale of the buildings; our property rights; data protection; environment, health and safety issues; macro-economic policies and accounting, taxation and stock exchange regulation. Accordingly, changes to, or violation of, these systems, controls or practices could increase costs and have material and adverse impacts on the reputation, performance and financial condition of our development and operation.

We may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

We have sustained recurring losses and experienced negative cash flow from operations in recent years. As of December 31, 2017 and 2016, we had generated cumulative losses of approximately $190,411,237 and $184,954,962, respectively; and we expect to continue to incur losses until completion of our renovation plan. We believe that our existing cash resources will not be sufficient to sustain operations during the next twelve months. We need to generate revenue and raise funding in order to sustain our operations and continue to implement our business plan. If adequate additional financing is not available on reasonable terms, we may not be able to undertake the renovation of our Victory Plaza or continue to develop and expand the services of our Victory Plaza, which may as a result impact our cash flow and we would have to modify our renovation plan accordingly. There is no assurance that additional financing will be available to us. As explained below, DVPD has been listed as a “dishonest debtor” by the courts and such designation may negatively impact our ability to obtain additional financing.

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In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the development of competitive projects undertaken by our competitors; and (iii) the level of our investment in operation and renovation. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) modify our renovation plan, to the worst case, abandon the renovation plan; (ii) limit our operations and expansion; (iii) limit our marketing efforts; and (iv) decrease or eliminate capital expenditures. Such reductions could have a materially adverse effect on our business and our ability to compete the renovation.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving such additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to the Common Stock offered hereof. We cannot give you any assurances that any additional financing will be available to us, or if available, will be on terms favorable to us.

We derive the majority of our revenues from rental business in the PRC and any downturn in the Chinese economy could have a material adverse effect on our business and financial condition.

The majority of our revenues are expected to be generated from rentals and management fee of our Victory Plaza in the PRC and we anticipate that revenues from such rentals and management fee will continue to represent the substantial portion of our total revenues in the near future. Our revenues can also be affected by changes in the general economy. Our success is influenced by a number of economic factors which affect retail business and commercial real estate, such as employment levels, business conditions, interest rates and taxation rates. Adverse changes in these economic factors, among others, may restrict consumer spending, thereby negatively affecting our profitability.

We are subject to extensive government regulation that could cause us to incur significant liabilities or restrict our business activities.

Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, property management, fire safety in public places, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations, such as fees and taxes that may be imposed. Any delay or refusal from government agencies to grant us necessary licenses, permits, and approvals could have an adverse effect on our operations, particularly, our renovation.

We may be unable to compete effectively in the local shopping center and retail industry.

Dalian local retail industry is fragmented and intensely competitive. We compete with several reputable multifunctional local shopping centers on the basis of price, variety of services, perceived value, customer service, atmosphere, location and overall shopping experience. We also compete with other restaurants and retail establishments for qualified franchisees, site locations and employees to work in a shopping center.

Many of our competitors have significantly greater financial and other resources than we do. Many of our competitors also have greater influence over their respective retail systems than we do because of their significantly higher percentage of company-owned shopping centers and/or ownership of franchise real estate, giving them a greater ability to implement operational initiatives and business strategies. Some of our competitors are local shopping centers that, in some cases, have a loyal customer base and strong brand recognition because of its long history. As our competitors expand their operations and as new competitors enter the industry, we expect competition to be more intensive. Increased competition could result in price reductions, decreases in profitability and loss of market share by us. In the event we are unable to compete effectively against other local competitors, our business, financial condition and results of operations could be materially and adversely affected.

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A majority of our leases will expire within one year, and we may be unable to renew these leases or find new tenants on a timely basis, or at all.

A majority of the lease agreements with our tenants have a term of one year. As a result, we experience lease cycles in which a significant number of tenancies expire each year. These relatively short lease cycles expose us to rental market fluctuations. We may not be able to renew the lease agreements or find new tenants at rates equal to or higher than those of the expiring leases, or to find replacement tenants in time so as to minimize periods between leases. If the rental price for our underground shopping center decreases, or our existing tenants do not renew their lease agreements, or we are unable to find replacement tenants in time after the expiration of existing tenancies, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Short term rental leases as of December 31, 2016 and 2017 and June 30, 2018

As of	Number of tenants	Leased area in square feet	Rent income in US$	% of total rent income
December 31, 2016	608	145,259	2,223,955	57%
December 31, 2017	454	144,882	2,080,117	54%
June 30, 2018 - six months	449	130,480	920,361	48%

Defaulting on bank loans could have a material adverse effect on our results of operations

As of June 30, 2018 , we had a total of $67,155,483 outstanding loans payable to Harbin Bank. The collaterals with Harbin Bank contain certain protective contractual provisions that limit our activities in order to protect the lender. The risk of default may increase in the event of an economic downturn or due to our failure to successfully execute our business plan. We have entered into guarantee or security agreements with the banks in connection with the bank loans, pursuant to which we have guaranteed or provided security including property mortgage, pledge of accounts receivable (including property management fees and rentals) and 80% equity interest of DVPD held by Sino Pride was pledged for all liabilities under the bank loans, as applicable. Defaulting on our bank loans could result in loss of our collateralized assets and cause a material adverse effect on our results of operations.

Our operating companies must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the PRC. Some of these regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to construction. During the renovation and daily operation of our Victory Plaza, wastes are unavoidably generated. If we fail to comply with any of the environmental laws and regulations of the PRC, depending on the type and severity of the violation, we may be subject to, among other things, warnings from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, or an order to close down our business operations and suspension of relevant permits. As of the date of reporting, the Company has no violation or noncompliance with the environment rules of China.

The operating histories of our operating companies may not serve as adequate bases to judge our future prospects and results of operations.

The operating histories of DVPD and DVBM may not provide a meaningful basis for evaluating our business as we plan to renovate the Victory Plaza into a multifunctional shopping plaza to attract more diversified group of customers. We cannot guarantee that we can achieve profitability or that we will have net profit in the future. We will encounter risks and difficulties that companies who substantially adjust or expand their business frequently experience, including the potential failure to:

●	Obtain sufficient working capital to support our operation and renovation;

●	Manage our expanding operations and continue to meet customers’ demands;

●	Maintain adequate control of our expenses allowing us to realize anticipated income growth;

●	Implement, adapt and modify our business strategies as needed;

●	Anticipate and adapt to changing conditions in the commercial real estate rental and management industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of the foregoing risks, our business may be materially and adversely affected.

Our failure to effectively manage growth may cause a disruption of our operations resulting in the failure to generate revenue at the levels we expect.

In order to maximize potential growth in our current and potential markets, we believe that we must be able to attract new renters and customers to use the services provided by our shopping center to ensure the sustainable development capability of the company and to maintain our operations. This strategy may place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to effectively manage our operations could prevent us from generating the revenues we expect and therefore have a material adverse effect on the results of our operations.

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We may need additional employees to meet our operational needs.

Our future success also depends upon our ability to attract and retain highly qualified personnel. We may need to hire additional managers and employees with industry experience from time to time, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. There can be no assurance that we will be able to attract or retain highly qualified personnel. Competition for skilled personnel in the commercial real estate industries is significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

We will incur significant costs as a public company in the United States.

We will incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract or retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our certificates, permits, and licenses related to our operations are subject to governmental control and renewal, and failure to obtain or renew such certificates, permits, and licenses will cause all or part of our operations to be terminated.

Our operations require licenses, permits and, in some cases, renewals of these licenses and permits from various governmental authorities in the PRC. Our ability to obtain, maintain, or renew such licenses and permits on acceptable terms is subject to change, as are, among other things, the regulations and policies of applicable governmental authorities.

If our qualification certificate of property management enterprise or our land use rights certificates are revoked or suspended or we are unable to renew the permits for any reason, we cannot assure you that our business operations will not be stopped and, accordingly, our financial performance would be adversely affected.

Our shopping center may be affected by fire or natural calamities. Our operations are also subject to the risk of power outages, equipment failures or labor disturbances and other business interruptions. We have limited insurance coverage and do not carry any business interruption insurance.

Our Shopping Center is currently underground. A fire, floods or other natural calamity may result in significant damage to our shopping center. Our operations are subject to risks of various business interruptions, including power outages, equipment failures or disturbances from labor unrest. If we are unable to obtain timely replacements of damaged equipment, or if we are unable to find an acceptable contract manufacturer in the event our shopping center are damaged by a catastrophic event, then major disruptions to our production would result, which would have significant adverse effect on our operations and financial results. Our property insurance may not be sufficient to cover damages to our Shopping Center, and we do not carry any business interruption insurance covering lost profits as a result of the disruption to our production.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and operation.

We are currently involved in, and may in the future be subject to, claims, suits, government investigations, and proceedings arising from our business. As of June 30, 2018 , to our knowledge, there were total of 492 litigations against us for unpaid rent by the lease-back owners and for the past due of purchasing-back property from current owner of properties. Total claims amounted to $24,045,310 (RMB 159,167,926 ). Historically, when DVPD sold property, it granted a purchase-back option to certain purchasers pursuant to which, such purchasers could request DVPD to buy back their properties at the original purchase prices during certain time frame. DVPD also leased back certain sold units and then sub-lease to third parties. These litigations are caused by our failure to buy back the properties when requested to or our failure to pay rents for certain lease-back units. Subsequently, certain units owned by DVPD have been frozen from transfer or disposition by the courts. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has been listed as a “dishonest debtor” by the PRC courts. Once listed as a dishonest debtor, DVPD may been imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties. In addition, the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash. The management is negotiating with these claimers actively and willing to settle these cases with a discounted payment amount. However, we cannot predict with certainty the cost of defense, the cost of prosecution, or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies, damage awards, and penalties. Regardless of outcome, any such claims or actions require significant time, money, managerial and other resources, result in negative publicity, and harm our business and financial condition. See “Historical Issue” on page 38.

One of our operating subsidiaries has been listed as a “dishonest debtor” by PRC courts due to the litigations filed against us. Until such subsidiary has been cleared by PRC courts, that designation may materially adversely affect our ability to obtain financings, thus affecting our renovation plan.

As of June 30, 2018, to our knowledge, there were total of 492 litigations against us for unpaid rent by the lease-back owners and for the past due of purchasing-back property from current owner of properties. Total claims amounted to $24,045,310 (RMB159,167,926). Subsequently, DVPD has been listed as a “dishonest debtor” by the courts. In accordance with the Regulation of the Supreme People’s Court on the Publication of Information on the List of Dishonest Debtor, the courts has announced such listing to the public through the list database and informed the relevant government departments, financial regulatory agencies, financial institutions, institutions that undertake administrative functions and industry association of such information of dishonest debtor, so that the relevant parties can give credit disciplinary action to the dishonest debtor. As such, DVPD may suffer certain restrictions in connection with commercial loans at banks’ discretion, purchase or transfer of properties and land use rights, and renovation, upgrade or renovation of properties. Additionally, certain properties of DVPD have been frozen from transfer or disposition and its bank accounts are frozen. The total anticipated cost associated with our renovation plan is approximately $95.1 million and we plan to fund the renovation through outside financing, bank loans and/or shareholder lending. Until we are able to enforce the judgments against us and DVPD is removed from the Dishonest Debtor list, it will be very difficult for us to obtain additional loans from banks. Accordingly, unless we can successfully raise sufficient capital from other sources, which we cannot assure, the Dishonest Debtor designation will materially adversely affect our ability to carry our renovation plan and business.

We provided properties as collateral to help individuals to acquire bank loans which imposes substantial risks to a substantial loss in our assets.

On May 18, 2017, the Company provided 14 units of rental properties, totaled 293 square meters (3,153 square feet), owned by the Company as collaterals to help three individuals, among which, a board member of DVPD, an employee of DVPD (now a former employee) and one individual, to acquire 12 months bank loans in the aggregate amount of $2,160,450 (RMB 15,000,000). There was no profit or gain for the Company to provide collateral to those individuals and the Company did not have appropriate controls and procedures to approve or prevent the entry into this type of the transactions. The 12 months period was past due. The Company is in discussion with these three individuals to replace the collaterals provided by themselves. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of any or all of these individuals are is insolvent and failed to return the bank loans.

We have identified multiple material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act. As disclosed elsewhere in this report, we identified material weaknesses in our internal control over financial reporting primarily as a result of lack of accounting staffing, insufficient policies and procedures to ensure the correct application of accounting and financing reporting with respect to the current requirements of GAAP and SEC disclosure requirements, lack of segregation of duties, no independent audit committee and no effective controlling procedures as to approval the use of the Company’s assets, and concluded that neither our disclosure controls and procedures nor our internal control over financial reporting were effective as of December 31, 2017. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective based on criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control-An Integrated Framework (2013). We are actively engaged in developing a remediation plan designed to address these material weaknesses. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.

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RISKS RELATING TO DOING BUSINESS IN CHINA

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC’s government promulgated the labor contract law of the PRC, which became effective on January 1, 2008 and was subsequently amended on December 28, 2012. The labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, the law requires certain terminations be based upon seniority and not merit. In the event that we decide to significantly change or decrease our workforce, the labor contract law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

We may be exposed to liabilities under the foreign corrupt practices act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. foreign corrupt practices act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants of our company, because these parties are not always subject to our control. We are in the process of implementing an anticorruption program, which will prohibit the offering or giving of anything of value to governmental officials or third parties, directly or indirectly, for the purpose of obtaining or retaining business. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants of our company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The government in China has the right to take over part or all of our underground properties during times of war.

Among the approximately 137,500 square meters (1,480,000 square feet) of the total rental area of Victory Plaza, approximately 59,000 square meters (635,071 square feet) was designed for underground civil air defense shelter (the “Civil Air Defense Shelter”). The Civil Air Defense Shelter is allowed to be used for shopping place or garage during peace time as set forth in approvals by local air defense authority. However, the primary use of any civil air defense shelter is to protect civilians during times of war. In order to serve this purpose, the PRC government authorities, by law and regulation, reserve the right to take over the Civil Air Defense Shelter during times of war. If any military conflict or a war breaks out between China and other countries or regions, it is likely that the Civil Air Defense Shelter or other part of our underground Victory Plaza will be seized by the government in China as underground civil air defense shelters. Although the seizure of civil air defense shelters by the government authorities in China for use during times of war does not mean the government authorities permanently revoke our right to use, operate and profit from the facilities and we may continue the use and operation of our the Civil Air Defense Shelter after the war, our business would still be interrupted.

Uncertainties with respect to the PRC’s legal system could adversely affect us.

We conduct a substantial amount of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to the operative joint venture enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

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Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because some of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We are a holding company and we rely on funding for dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in Nevada and we operate our core businesses through our subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from such PRC subsidiaries. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to their shareholders is subject to, among other things, distributable earnings, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, joint-venture contracts, applicable laws and restrictions contained in the debt instruments of such subsidiaries. If our subsidiary incurs debt or losses, its ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiary calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiary entered into or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. Further, starting from January 1, 2008, dividends paid by our PRC subsidiaries to their non-PRC parent companies will be subject to a 10% withholding tax, unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is incorporated, which specifically exempts or reduces such withholding tax. Pursuant to a double tax treaty between Hong Kong and the PRC, if the non-PRC parent company is a Hong Kong resident and directly holds a 25% or more interest in the PRC enterprise, such withholding tax rate may be lowered to 5%. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

In addition, the PRC government imposes controls on the convertibility of the renminbi, or “RMB” into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Our business may be materially and adversely affected if any of our PRC subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The enterprise bankruptcy law of the PRC, or the bankruptcy law, came into effect on June 1, 2007. The bankruptcy law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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According to SAFE’s provisions for administration of foreign exchange relating to inbound direct investment by foreign investors, effective on June 10, 2015, if our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, prior approval from the safe for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE designated commercial bank. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE designated commercial bank.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our Offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Common Stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the people’s bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

It may be difficult to effect service of process and enforcement of legal judgments upon our Company and our officers and directors because they reside outside the United States.

Our operations are based in China and all of our assets are located in China. In addition, a majority of our directors and officers reside in China. As a result, service of process on the Company and such foreign directors and officers may be difficult or impossible to effect within the United States. Moreover, China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of the judgment of courts. As a result, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the notice on relevant issues relating to domestic resident’s investment and financing and roundtrip investment through special purpose vehicles (“SPV(s)”), or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their safe registrations when the offshore SPV undergoes material events relating to material change of capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On February 28, 2015, SAFE issued a notice according to which the aforesaid PRC residents or entities are no longer required to register with SAFE or its local branch, instead the aforesaid PRC residents or entities need to register with local banks. Failure by an individual to comply with the required SAFE registration and updating requirements described above may result in penalties up to RMB50,000 imposed on such individual and restrictions being imposed on the foreign exchange activities of the PRC subsidiaries of such offshore SPV, including increasing the registered capital of, payment of dividends and other distributions to, and receiving capital injections for the offshore SPV. Failure to comply with Notice 37 may also subject relevant PRC residents or the PRC subsidiaries of such offshore SPV to penalties under PRC foreign exchange administration regulations for evasion of applicable foreign exchange restrictions. Our controlling shareholder, Alex Brown (a.k.a “You Chang”) did not register with local SAFE branch or its delegated commercial bank when he acquired ownership of Sino Pride through his indirect holding of Victory Commercial Investment Ltd. in November 2016. Although Alex Brown was no longer a PRC nationality afterwards, we cannot assure you that our controlling shareholder will not be required under Notice 37 to register with local SAFE branch or its delegated commercial bank. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

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Failure to comply with the individual foreign exchange rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

Other than Notice 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the implementation rules of the administrative measures for individual foreign exchange promulgated by safe in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the individual foreign exchange rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with safe provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the individual foreign exchange rules.

It is uncertain how the individual foreign exchange rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds may affect our ability to continue to operate.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash may impair our operations, and, if we are not able to access funds to pay our employees and other creditors, we may be unable to continue to operate.

If we are unable to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type that would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment. We have not obtained fire, casualty and theft insurance, and there is no insurance coverage for our raw materials, goods and merchandise, furniture or buildings in China. Any losses incurred by us will have to be borne by us without any assistance, and we may not have sufficient capital to cover material damage to, or the loss of, our Victory Plaza due to fire, severe weather, flood or other causes, and such damage or loss may have a material adverse effect on our financial condition, business and prospects.

Under the new enterprise income tax law, we may be classified as a “resident enterprise” of China. Such classification may result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a new enterprise income tax law, or the new EIT law, which became effective on January 1, 2008. Under the new EIT law, an enterprise established outside of China with de facto management bodies within China is considered a resident enterprise, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the new EIT law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a circular issued by the state administration of taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered to be the PRC’s source income and subject to the PRC’s withholding tax. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC’s tax authorities.

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Although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC’s tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC’s tax authorities determine that we are a resident enterprise for the PRC’s enterprise income tax purposes, a number of unfavorable PRC tax consequences may follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as the PRC’s enterprise income tax reporting obligations. This would also mean that income such as interest on offering proceeds and non-China source income would be subject to the PRC’s enterprise income tax at a rate of 25%. Second, although under the new EIT law and its implementing rules, dividends paid to us from our PRC subsidiary would qualify as tax-exempt income, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC authorities responsible for enforcing the withholding tax have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for the PRC’s enterprise income tax purposes. Finally, dividends paid to stockholders with respect to their shares of our Common Stock or any gains realized from transfer of such shares may generally be subject to the PRC’s withholding taxes on such dividends or gains at a rate of 10% if the shareholders are deemed to be non-resident enterprises or at a rate of 20% if the shareholders are deemed to be non-resident individuals. In addition, any gain realized on the transfer of shares of our common stock by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If dividends payable to our non-PRC investors or gains from the transfer of our common stock by such investors are subject to PRC tax, the value of your investment in our common stock may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to a notice, or Circular 698, issued by the State Administration of Taxation, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, and such overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5%; or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%. In 2015, the State Administration of Taxation issued a circular, known as Circular 7, which replaced or supplemented certain previous rules under Circular 698. Circular 7 sets out a wider scope of indirect transfer of PRC assets that might be subject to PRC enterprise income tax, and more detailed guidelines on the circumstances when such indirect transfer is considered to lack a bona fide commercial purpose and thus regarded as avoiding PRC tax. The conditional reporting obligation of the non-PRC investor under Circular 698 is replaced by a voluntary reporting by the transferor, the transferee or the underlying PRC resident enterprise being transferred. Furthermore, if the indirect transfer is subject to PRC enterprise income tax, the transferee has an obligation to withhold tax from the sale proceeds, unless the transferor reports the transaction to the PRC tax authority under Circular 7. Late payment of applicable tax will subject the transferor to default interest. Gains derived from the sale of shares by investors through a public stock exchange are not subject to the PRC enterprise income tax pursuant to Circular 7 where such shares were acquired in a transaction through a public stock exchange. Circular 698 was abolished by an announcement promulgated by the State Administration of Taxation in October 2017 and effective from December 1, 2017, or SAT Circular 37, which, among others, provides specific provisions on matters concerning withholding of income tax of non-resident enterprises at source.

As newly implemented, there is uncertainty as to the application of Circular 7 and SAT Circular 37, both of which may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request our PRC subsidiaries to assist in the filing. As a result, we and our non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7, and may be required to expend valuable resources to comply with Circular 7 or to establish that we and our non-resident enterprises should not be taxed under Circular 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

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The PRC government may issue further restrictive measures in the future.

We cannot assure you that the PRC’s government will not issue further restrictive measures in the future. The PRC government’s restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations, which could further adversely affect our business and prospects.

Our PRC subsidiaries are not in compliance with the taxation and social security rules of China, and they may face penalties imposed by the PRC government.

As of June 30, 2018, December 31, 2017 and 2016, the Company had tax payables including real estate tax, land use right tax, income tax, taxes related to rental and other taxes in the aggregate amount of $0.3 million, $1.4 million and $1.9 million, respectively. As of June 30, 2018 , December 31, 2017, and 2016, the Company accrued tax penalty payable in the amount of $40,384, $378,647 and $370,896, respectively in accordance with Chinese tax law including the expected accrued penalties for not incompliance with social security rules of China. Some of these tax payables were incurred prior to November 2016, when we acquired the ownership of Sino Pride. As of May 31, 2018, we have paid off 2017 and prior year’s tax dues including penalties. However, we cannot guarantee that we have sufficient cash to pay all the payables under the settlements or if we can reach a settlement with the tax authorities, if at all. In addition, our PRC subsidiaries failed to strictly comply with PRC laws and regulations to contribute towards social insurance premium and housing fund on behalf of their employees, which are based on the average salary of employees of Dalian city instead of their employees’ average monthly salary for the preceding year, as required by the applicable laws and regulations. We may be required by relevant authorities to make up the shortfall of social insurance premium and housing fund. Even after we have successfully settled all tax payables, if any PRC government authority takes the position that there is non-compliance with the taxation, environmental protection, employment and/or social security rules by our PRC subsidiary, they may be exposed to penalties from PRC government authorities, in which case the operation of our PRC subsidiary in question may be adversely affected.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing the U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade conflicts between the United States and China could adversely affect the market price of our Common Stock and our ability to access U.S. capital markets.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company.

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We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. On July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China, or the PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

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There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, we rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our stockholders.

Interpretation of PRC laws and regulations involves uncertainty.

Our core business is conducted within China and is governed by PRC’s laws and regulations. The PRC’s legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC’s government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC’s laws and regulations involves a degree of uncertainty. Some of these laws may be changed without immediate publication or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of, and has developed a relationship with such agency. In addition, any litigation in China may be protracted and result in substantial costs and a diversion of resources and management attention. All of these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under our permits and other statutory and contractual rights and interests.

RISKS RELATED TO OUR OFFERING AND OWNERSHIP OF OUR COMMON STOCK

The market price of our Common Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the Offering Price.

The Offering Price for our Common Stock will be determined by our Company and may vary from the market price of our Common Stock following our Offering. If you purchase our Common Stock in our Offering, you may not be able to resell those shares at or above the Offering Price. Prior to this Offering, our Common Stock were not traded on any market. An active, liquid and orderly trading market for our Common Stock may not develop or be maintained after this Offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot assure you that the Offering Price of our Common Stock, or the market price following our Offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our Offering. The market price of our Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our Offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our Offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our Offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Common Stock if the market price of our Common Stock increases.

You will experience immediate and substantial dilution.

The Offering Price of our shares is substantially higher than the pro forma net tangible book value per share of our Common Stock. Upon the completion of this offering, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution” on page 26.

Management did not perform due diligence on market and industry data cited in this prospectus.

This prospectus includes market and industry data that has been obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in these industries. Neither we nor our management have conducted due diligence or independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third-party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. If such market and industry data turned out to be inaccurate, management’s belief and perception of our competitive strength may need to be adjusted and, as a result, our business strategy may need to be changed which may have a negative effect on our results of operations.

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Our majority stockholder may have significant influence over the outcome of matters submitted to our stockholders for approval, which may prevent us from engaging in certain transactions.

As the date hereof, one shareholder owning 100% outstanding equity interest of the Company. Immediately after the closing of the Offering, assuming the maximum amount of Shares have been sold, such shareholder will own 80.54 % of the outstanding equity of the Company. As a result, this majority stockholder may exercise significant influence over all matters requiring stockholder approval, including the appointment of our directors and the approval of significant corporate transactions. This ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination that may be in the best interest of the Company.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of internal controls over financial reporting.

Our reporting obligations as a public company place a significant strain on our management and operational and financial resources and systems. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting may result in the loss of investor confidence in the reliability of our financial statements, which in turn may harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

There is a limited market for our Common Stock, which may make it difficult for holders of our Common Stock to sell their stock.

We plan to apply to be listed on OTCQB Market, but there is no assurance that we will be approved for the listing at this point. There is a limited trading market for our Common Stock and at times there is no trading in our Common Stock. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our Common Stock, the ability of holders of our Common Stock to sell our Common Stock, or the prices at which holders may be able to sell our Common Stock. Further, many brokerage firms will not process transactions involving low price stocks, especially those that come within the definition of a “penny stock.” If we cease to be quoted, holders of our Common Stock may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our Common Stock, and the market value of our Common Stock would likely decline.

We may be subject to the penny stock rules which will make shares of our Common Stock more difficult to sell.

We may be subject now and in the future to the SEC’s “penny stock” rules if our shares of Common Stock sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our Common Stock. As long as our shares of Common Stock are subject to the penny stock rules, the holders of such shares of Common Stock may find it more difficult to sell their securities.

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If a more active trading market for our Common Stock develops, the market price of our Common Stock is likely to be highly volatile and subject to wide fluctuations, and holders of our Common Stock may be unable to sell their shares at or above the price at which they were acquired.

The market price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

●	quarterly variations in our revenues and operating expenses;

●	developments in the financial markets and worldwide economies;

●	announcements of innovations or services by us or our competitors;

●	announcements by the PRC government relating to regulations that govern our industry;

●	significant sales of our Common Stock or other securities in the open market;

●	variations in interest rates;

●	changes in the market valuations of other comparable companies; and

●	changes in accounting principles.

The rights of the holders of our Common Stock may be impaired by the potential issuance of preferred stock.

Our board of directors has the right to create a new series of preferred stock. As a result, the Board of Directors may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights that may adversely affect the voting power and equity interest of the holders of our Common Stock. Although we have no present intention to issue any additional shares of preferred stock or to create any new series of preferred stock, we may issue such shares in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that involve risks and uncertainties, principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including but not limited to “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plans,” “potential,” “predict,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

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ITEM 4. USE OF PROCEEDS.

Our Offering is being made on a self-underwritten basis: no minimum number of Shares must be sold in order for the offering to proceed. The Offering Price per Share is $1.00 and we intend to sell up to 5,000,000 Shares for a total of $5,000,000.

We currently have $67.0 million bank loan available for us to use as working capital. $66.3 million has been used, which may mature from December 2018 to July 2027. In addition, our shareholders have funded the Company on as needed basis. For the twelve months ended December 31, 2017, our shareholders have loaned us the aggregate amount of $1.05 million. To the extent necessary to support our business, our shareholders may loan us additional funds in the future. See “Liquidity and Capital Resources ” on page 58.

We intend to use the net proceeds to carry out our renovation plan. Subject to the adjustments from time to time, our estimated cost of renovation in 2018 is approximately $2.87 million and the cost of repurchase including the enforcement of pending judgment is approximately $28.43 million. See “Our Project: Renovation of Victory Plaza” on page 34. In addition to public offering, we plan to raise funds for the renovation as follows: (a) $18.3 million from bank loan in 2018, (b) $30.7 million from non-bank institute loan in 2019, (c) $46.1 million from Chinese government sponsored interest free renovation loan in 2020. If such financing is not available on terms acceptable to us, the project will be delayed until appropriate financing is available. In the event that we do not raise sufficient proceeds to satisfy such needs or if we raise additional proceeds exceeding such needs, we intend to use the proceeds from this offering in the following order to fund i) the repurchase of the properties under which owners have exercised their purchase-back options and the enforcement of the pending judgment against us in the same aspect, ii) the direct renovation and enlargement of the Victory Plaza; iii) general working capital to meet the needs of the continued development and operation of the Victory Plaza; and iiv) other general working capital and corporate purpose.

ITEM 5. DETERMINATION OF OFFERING PRICE

The Offering Price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the Offering Price, we took into consideration our cash on hand and the amount of money we would need to implement our renovation plan. Accordingly, the Offering Price should not be considered an indication of the actual value of the securities.

ITEM 6. DILUTION

The price of the current offering is fixed at $1.00 per share. Dilution represents the difference between the Offering Price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the Offering Price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholder. The following compare the differences of your investment in our shares with the investment of our existing stockholder.

As of June 30, 2018 , the net negative tangible book value of our shares of Common Stock was negative ($234,375,289) or ($11.32) per share based upon 20,700,000 shares outstanding.

If 100% of the Shares Are Sold:

Upon completion of this offering, in the event all of the shares are sold, the net negative tangible book value of the 25,700,000 shares to be outstanding will be approximately ($9.1 2 ) per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $2.2 0 per share without any additional investment on their part.

After completion of this offering, if 5,000,000 shares are sold, investors in the offering will own 19.46% of the total number of shares then outstanding for which they will have made cash investment of $5,000,000, or $1.00 per share. Both the 19.46% ownership and $5,000,000 cash investment are in the aggregate. Our existing sole stockholder will own 80.54% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or approximately $0.0001 per share.

If 75% of the Shares Are Sold

Upon completion of this offering, in the event 3,750,000 shares are sold, the net negative tangible book value of the 24,450,000 shares to be outstanding will be approximately ($9. 59 ) per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $1.74 per share without any additional investment on their part.

After completion of this offering investors in the offering will own 15.34% of the total number of shares then outstanding for which they will have made cash investment of $3,750,000, or $1.00 per share. Both the 15.34% ownership and $3,750,000 cash investment are in the aggregate. Our existing sole stockholder will own 84.66% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

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If 50% of the Shares Are Sold

Upon completion of this offering, in the event 2,500,000 shares are sold, the net negative tangible book value of the 23,200,000 shares to be outstanding will be approximately ($10. 10 ), per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $1.22 per share without any additional investment on their part.

After completion of this offering investors in the offering will own approximately 10.78% of the total number of shares then outstanding for which they will have made cash investment of $2,500,000, or $1.00 per share. Both the 10.78% ownership and $2,500,000 cash investment are in the aggregate. Our existing sole stockholder will own approximately 89.22% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

If 30% of the Shares Are Sold

Upon completion of this offering, in the event 1,500,000 shares are sold, the net negative tangible book value of the 22,200,000 shares to be outstanding will be approximately ($10. 56 ) per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $0.77 per share without any additional investment on their part.

After completion of this offering investors in the offering will own approximately 6.76% of the total number of shares then outstanding for which they will have made cash investment of $1,500,000, or $1.00 per share. Both the 6.76% ownership and $1,500,000 cash investment are in the aggregate. Our existing sole stockholder will own approximately 93.24% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

If 25% of the Shares Are Sold

Upon completion of this offering, in the event 1,250,000 shares are sold, the net negative tangible book value of the 21,950,000 shares to be outstanding will be approximately ($10. 68 ) per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $0.6 4 per share without any additional investment on their part.

After completion of this offering investors in the offering will own approximately 5.69% of the total number of shares then outstanding for which they will have made cash investment of $1,250,000, or $1.00 per share. Both the 5.69% ownership and $1,250,000 cash investment are in the aggregate. Our existing sole stockholder will own approximately 94.31% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

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The following table compares the differences of your investment in our shares with the investment of our existing stockholder.

Existing Stockholder if all of the Shares are Sold:
Price per share		$1.00
Net negative tangible book value per share before offering		$(11.3 2)
Potential gain to existing shareholders	$	N/A
Net negative tangible book value per share after offering		$(9.1 2)
Decrease to present stockholder in net negative tangible book value per share after offering		$(2.2 0)
Capital contributions		$2,070
Number of shares outstanding before the offering		20,700,000
Number of shares after offering assuming the sale of the maximum number of shares		25,700,000
Percentage of ownership after offering		80.54%
Purchasers of Shares in this Offering if all 100% Shares Sold
Price per share		$1.00
Dilution per share		$(10.1 2)
Capital contributions		$5,000,000

Percentage of capital contributions by existing shareholders		0.04%
Percentage of capital contributions by new investors		99.96%
Number of shares after offering held by new investors		5,000,000
Percentage of ownership after offering		19.46%
Purchasers of Shares in this Offering if 75% of Shares Sold
Price per share		$1.00
Dilution per share		$(10. 59)
Capital contributions		$3,750,000
Percentage of capital contributions by existing shareholders		0.06%
Percentage of capital contributions by new investors		99.94%
Number of shares after offering held by new investors		3,750,000
Percentage of ownership after offering		15.34%
Purchasers of Shares in this Offering if 50% Shares Sold
Price per share		$1.00
Dilution per share		$(11.1 0)
Capital contributions		$2,500,000
Percentage of capital contributions by existing shareholders		0.08%
Percentage of capital contributions by new investors		99.92%
Number of shares after offering held by new investors		2,500,000
Percentage of ownership after offering		10.78%
Purchasers of Shares in this Offering if 30% Shares Sold
Price per share		$1.00
Dilution per share		$(11. 56)
Capital contributions		$1,500,000
Percentage of capital contributions by existing shareholders		0.14%
Percentage of capital contributions by new investors		99.86%
Number of shares after offering held by new investors		1,500,000
Percentage of ownership after offering		6.76%
Purchasers of Shares in this Offering if 25% of Shares Sold
Price per share		$1.00
Dilution per share		$(11. 68)
Capital contributions		$1,250,000
Percentage of capital contributions by existing shareholders		0.17%
Percentage of capital contributions by new investors		99.83%
Number of shares after offering held by new investors		1,250,000
Percentage of ownership after offering		5.69%

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ITEM 7. SELLING SECURITIES HOLDERS

Not applicable

ITEM 8. PLAN OF DISTRIBUTION

We have 20,700,000 shares of Common Stock issued and outstanding as of the date of this prospectus. We are registering an additional 5,000,000 shares of our Common Stock for sale at the price of $1.00 per share. There is no arrangement to address the possible effect of the offering on the price of the stock.

We intend to offer our securities through our management and our controlling shareholder. In connection with the Company’s selling efforts in the Offering, our management and/or controlling shareholder will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our management and/or controlling shareholder is subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our management and/or controlling shareholder will not be compensated in connection with his participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Any of our management and/or controlling shareholder is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our management and/or controlling shareholder will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our management and/or controlling shareholder will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

We will receive all proceeds from the sale of up to 5,000,000 Shares being offered. The price per Share is fixed at $1.00 for the duration of this Offering. No public market currently exists for our shares of Common Stock. There is presently no public market for our shares of Common Stock. We intend to apply to have our shares quoted on the OTC Bulletin Board, or OTCBB, promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for quoting on OTCBB. We cannot assure you that our securities will continue to be quoted on OTCBB after this offering. We also intend to apply to have out shares listed on OTCQB market.

The Shares may be sold to purchasers from time to time directly by and subject to our discretion. Further, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. The shares of Common Stock sold by the Company may be occasionally sold in one or more transactions; all shares sold under this prospectus will be sold at a fixed price of $1.00 per share.

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which we have complied.

In addition and without limiting the foregoing, we will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

We will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states) which we expect to be $408,435.50 ($159,403 of which has already been paid to cover for the offering expenses).

Offering Period and Expiration Date

This offering will start on the date that this registration statement is declared effective by the SEC and continue for a period of 180 days. The offering shall terminate on the earlier of (i) the date when the sale of all 5,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 5,000,000 shares registered under the Registration Statement of which this Prospectus is part, and (iii) 180 days of the effective date of this registration statement.

We will not accept any money until this registration statement is declared effective by the SEC.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must:

- execute and deliver a subscription agreement; and

- deliver a check or certified funds to us as instructed in the subscription agreement for acceptance or rejection.

All checks for subscriptions must be made payable to “Victory Commercial Management Inc.”. No subscription may be executed nor funds delivered prior to effectiveness of the registration statement.

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Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 72 hours after we receive them.

ITEM 9. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Company is 600,000,000 shares of Common Stock with a par value of $0.0001 per share.

Common Stock

As of the date hereof, 20,700,000 shares of our Common Stock are issued and outstanding.  Holders of our Common Stock have the following rights: (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) is entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company (iii) does not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) is entitled to one non-cumulative vote per share on all matters on which stock holders may vote. Please refer to the Company’s Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Preferred Stock

We do not have an authorized class of preferred stock.

Share Purchase Warrants

We have not issued and do not have any outstanding warrants to purchase shares of our Common Stock.

Options

We have not issued and do not have any outstanding options to purchase shares of our Common Stock.

Convertible Securities

We have not issued and do not have any outstanding securities convertible into shares of our Common Stock or any rights convertible or exchangeable into shares of our Common Stock.

Anti-Takeover Law

Currently, we have no Nevada shareholders and since this offering will not be made in the State of Nevada, no shares will be sold to its residents. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do so. Accordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in our control.

Dividend Policy

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

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ITEM 10. INTEREST OF NAMED EXPERTS AND COUNSEL

Legal Matters

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for us by Hunter Taubman Fischer & Li LLC, New York, New York 10036.

Experts

The audited consolidated financial statements of Victory Commercial Management Inc. and Subsidiaries included herein and elsewhere in the registration statement have been audited by RBSM LLP, independent registered public accounting firm, for the periods and to the extent set forth in their Report appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as expert in accounting and auditing.

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT

BUSINESS OVERVIEW

VCM is a Nevada corporation that operates through its subsidiaries VCI and Sino Pride to control two joint ventures formed under the laws of the PRC. DVPD is a joint venture formed under the laws of the PRC (80% equity interest owned by Sino Pride). DVBM is a joint venture formed under the laws of PRC. DVBM is 95% owned by Sino Pride and 5% owned by DVPD. DVPM is a PRC entity 100% owned by Sino Pride. The Company primarily engages in the business of commercial real estate lease and management with a multi-functional shopping center in Dalian, Liaoning Province of China. DVBM focuses on providing day-to-day management operations of the Victory Plaza which is to be renovated pursuant to the Company’s business plan. DVPM is recently formed as a property management company and will play similar role as DVBM to improve the management of Victory Plaza. DVPD is focused on rental income. The Victory Plaza after renovation is expected to offer multiple services including but not limited to shopping, entertainment, restaurants, social and recreation.

Industry Overview

China’s retail sector sees modest growth in recent years. China has become the world’s second largest retail and consumer market after the U.S. since 2014. Total retail sales increased nominally by 10.4% year over year (YOY) to reach RMB33.2 trillion (approximately USD$4.8 trillion) in 2016. In real terms, retail sales of consumer goods increased by 9.6%. Consumer confidence index gradually picked up towards the end of 2016, indicating that the consumption atmosphere in China remained positive. Middle-class consumers in China, particularly the millennials, are becoming increasingly influential in the retail sector. It is estimated that more than 75% of China’s urban consumers will earn between RMB60,000 (approximately USD$8,642) and RMB229,000 (approximately USD$32,983) per year by 2022. Total sales of the Top 100 retail chain operations (Top 100s) in 2015 were RMB2.1 trillion (approximately USD$0.3 trillion), up 4.3% YOY. The total sales of the Top 100s increased at the slowest pace since 2007, and the growth rate was slower than for national total retail sales of consumer goods over five consecutive years. Having said that, the performance of individual enterprises varied, those who can better adjust to the current environment and can cope with the changing consumer needs as well as increasing competition from online retailer’s demonstrated better results. Meanwhile, domestic retailers in the Top 100s outperformed foreign players. (Source link: https://www.fbicgroup.com/sites/default/files/SCR2017_full.pdf)

Rise of the “New Retail” Regime

The term “New Retail” has been a buzz phrase in China’s retail sector in recent years. Many retailers – especially traditional ones with large physical stores – have striven hard to adapt to the new online reality by reinventing and transforming their business models and formats. Another significant development under the “New Retail” regime is for more retailers to leverage Internet and advanced technologies such as Virtual Reality and Augmented Reality to offer experience- and lifestyle-driven opportunities. Physical stores are no longer just places for selling goods but also venues providing a combination of artistic, cultural, social and entertainment elements. Moreover, the deployment of online-to-offline (O2O) business strategies by retailers to enhance shopping experience is also a key development.

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Local Market Overview Market

Dalian City

Dalian is a major city and seaport in the south of Liaoning Province, China. It is the southernmost city of Northeast China and at the tip of the Liaodong Peninsula. Dalian is the province’s second largest city and has sub-provincial administrative status. Dalian, a financial, shipping and logistics center for Northeast Asia, was named China’s most livable city by China Daily in 2006. Touted as a gateway to Northeast China, the coastal city in southern Liaoning province is at the heart of the central government’s agenda to revitalize the region. Dalian is a mature seaport city that has benefited greatly from strong Japanese investment, and is now considered as a transitional “Tier 1.5” city as it has been among the quickest to prosper and develop, regionally. Dalian enjoys a higher disposable income per capita than all three of China’s north-eastern provincial capitals. The relatively strong incomes of local residents have helped consumerism and brand recognition take hold in Dalian. Domestic tourism is also a driver of Dalian’s retail market, with some 52.3 million domestic tourists and 1.2 million foreign visitors coming to the city for its mountain and water scenery, pushing up retail sales to RMB 253 billion in 2013. Overall, the city’s steady development of a modern retail market continues to attract an increasing number of international retailers, with Dalian often chosen as an entry point into the country’s northeast region.

Dalian is a sub-provincial city of Liaoning Province and is located at the southern tip of Liaodong Peninsula. Situated on the coast of the Huanghai Sea and the Bohai Sea, backed by the hinterland of northeast China and across the sea from the Shandong Peninsula, it is an important economic, trade, port, industrial and tourism city in the eastern costal area of China. There is 6.987 million of resident population in Dalian. The “Study Report on Livable Cities in China” published by the Chinese Academy of Sciences on June 14, 2016 showed that the livable index of Dalian ranked fourth in 40 cities nationwide. On December 30, 2016, the National Development and Reform Commission and other three departments identified Dalian, one of the 13 cities, as the demonstrative city for reform of private economy in northeast China. Meanwhile, Dalian is the permanent host city of summer Davos of the World Economic Forum (WEF).

(Source link: https://www.joneslanglasalle.com.cn/China/en-gb/Documents/an-overview-of-30-retail-locations-in-China.pdf)

Dalian Shopping Districts (“Qingniwa”)

The primary retail area, Qingniwa, is the traditional heart of the city, having witnessed the emergence of the city’ s first department store (Mackay Mall) and the first large shopping mall (New Mart Shopping Plaza). The area is now home to many department stores of various sizes, large shopping malls as well as street stores with most retail centers owned by a local developer called Dashang Group.

Qingniwa is the birthplace of Dalian city, and also the place of origin of Dalian’s commerce. It is located in Zhongshan District, near the Dalian Railway Station. The transportation is convenient with over 30 bus stops and the Metro Line 2 and future Metro Line 5 crossing here. The Victory Plaza is one of the most important projects in the Qingniwa business district. The opening of Victory Plaza in Qingniwa district will renovate the aged business street of Qingniwa into a new core commercial area filled with fashionable and energetic young customers and business people.

As a mature center of middle and high-end retailers, Qingniwa business district also witnessed the emergence of entry luxury brands. The Parkland Mall is popular here, and the Dashang Group, the largest retailer in northeastern China also operates several successful projects here, with department stores remain as the predominant retail format. In addition, pedestrian Mall is the highlight of this business district. This retail-orientated market has a large flow of people with very convenient traffic conditions.

Here gathered a variety of large-scale department stores, shopping malls, brand chains and franchise stores covering catering, shopping, entertainment, leisure and business and other functions. There are middle and high-end large-scale restaurants, all kinds of branded and characteristic Chinese and Western restaurants, coffee shops, fitness center, CGV cinema and other movie theaters, NEW-MART supermarket, Gome and Suning appliance flagship store, which can fully meet various needs of consumers.

Our unique location

Victory Plaza, opened in 1998 as an underground traditional retail shopping center, has built a solid customer base. Victory Plaza is located at the intersection of commercial center and traffic center of Dalian City. It relies on the railway station to the north, joins Tianjin Street (traditional pedestrian commercial street) to the east, and directly connects the Qingniwa business district (Dalian municipal level shopping district) in the southwest. It is surrounded by 52 bus routes, and connected directly to the Metro Line 2 and Line 5, with unique four-sided positive advantages. The Qingniwa business district where the project belongs to is the most important traditional core business district in Dalian. It is crowded with cars and people, a place contented for by merchants; meanwhile, it is surrounded by large supermarkets, star hotels and famous flagship stores, strived for by well-known brands.

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Benefited from its excellent geographical location and special passageway function, Victory Plaza is a commercial project with the biggest passenger flow volume in Dalian. The surrounding Qingniwa business district is the most prosperous area in Dalian. Meanwhile, it is close to the Dalian Railway Station, with 54 bus stations within 1 km of the surrounding area, and 2 metro lines intersecting here. The daily passenger flow volume of it exceeds 500,000 within 1 km, serving as a significant guarantee for the development of the project.

Our Business Plan and Strategy:

Developing a Multifunctional Victory Plaza catering to the millennial

We intend to develop a Victory Plaza capable of offering millennials unique experiences. The millennial generation is generally more educated, technologically advanced than the previous generation. Given that tech-savvy millennials have a natural preference for online shopping, a shopping center needs to create an emotional connection to get them away from their cellphones and computers. Our strategy is to present millennials multi-dimensional experiences covering a variety of topics attracting their interests such as fitness, food, fashion, beauty, entertainment and parenting. Our goal is to convert a simple shopping trip into an exciting adventure. We are constantly conducting market analysis to identify millennials’ primary interests and modify our business plan accordingly.

Committed to providing “new retail” experience in align with the future of shopping

As ecommerce becomes an irreversible trend that takes a heavy toll on traditional retailers, the solution for both Chinese and Western retailers is innovation. We are committed to develop an integrated omni-channel model that capitalizes on online and offline strengths, delivers a seamless and compelling customer experience, and increases efficiency in inventory management, product selection, and logistics. In this digital world, the distinction between online and offline commerce gradually becomes a blur, and the way the consumer thinks and behaves across all channels determine the way the merchant runs its business. We intend to focus on engaging the customer through personalized content and develop capabilities across marketing, innovation, and logistics to adapt to ever-evolving customer needs.

Improving the Business Mix by Attracting Appropriate New Tenants

Although the DVPD will not face a vacancy problem, it is important to be pro-active about the future and consider possible businesses that would assist in achieving our vision for DVPD. We intend to strengthen our Victory Plaza’s business mix by attracting more cafes with provision for breakfast and lunch, more local food shops specializing in traditional Dalian Cuisine and juice bars, more variety in take-away food shops including chain stores, fitness center and karaoke lounge. We intend to establish a pro-active process to attract these types of new businesses into our Victory Plaza to remain attractive to local residents and tourists. In some circumstance, we will directly approach the desired new types of businesses (e.g., good businesses in other shopping centers particularly those looking to expand; new businesses looking to establish in Dalian) present them with our business plan, and encourage them to look at DVPD and be ready to take up any vacant premise or be part of any new development.

Aim to attract local consumers and tourists.

We target to attract, after the Renovation, stylish youth, white-collar workers, office staffs in surrounding office buildings, enterprise workers, students and freelance workers, as well as tourists, resident residents and Dalian citizens. The resident population of Dalian is nearly 7 million, the young and middle-aged dominated migrant population is over 1 million; the project has abundant customer resource. As a tourist city, Dalian received a total of 77.38 million tourists in 2016, an increase of 11.74% over the same period of last year. The total tourism revenue reached to 113.5 billion yuan, up by 12.5%. During the peak tourist season of each year (from June to October), the domestic and overseas customers all come to this place for shopping, dining and relaxation. (source link: http://www.sohu.com/a/124353280_114731)

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Ownership of Retail Shops:

As stated previously, Victory Plaza is approximately 137,500 square meters (1,480,038 square feet), which is owned and occupied by various retailers (See, “Description of Property – Rental Property”). The ownership of each retailer’s space falls into one of the four following categories:

Group(1)	Level of Ownership of Retail Space	Percentage of Victory Plaza
A	DVPD has title	18%, or 24,201 square meters (260,497 square feet)

B	Current occupant/retailer has title; occupant/retailer has an option, which is in his/her sole discretion to exercise , to require the Company buy back the space	9%, or 12,046 square meters (129,662 square feet)

C	SML has title(2)	5% or 6,876 meters square (74,013 square feet)

D	Current occupant/retailer has title; no additional ownership rights	68%, or 94,431 square meters (1,016,446 square feet)

(1)	The categories are broken down for disclosure purposes; the Company does not maintain a similar alphabetical labelling system on its books.

(2)	On December 29, 2017, the Company entered and executed SML Agreement, pursuant to which, SML has bought back certain properties from the owners (See, “Description of Property – SML Agreement”).

Our Project: Renovation of Victory Plaza

In order to adjust to a New Retail and adapt to today’s consumer demographics, we decided to renovate and upgrade Victory Plaza to become a large-sized multifunctional shopping center, which will differ significantly from a traditional retail shopping center.

We expect that the essential services provided by tenants at Victory Plaza include:

●	Health & Wellness Services,

●	Specialty Retail,

●	Entertainment, Beauty & Other Services,

●	Dining, and

●	Internet café

The Victory Plaza tenants may also focus on:

●	Clothing

●	Fitness

●	Education

●	Movie and Theater

●	Medical and pharmacies

●	Other consumer staples or frequently purchased goods and services.

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After the renovation, our targeted tenants will engage in the local community and tend to have customers and clients that drive to the retail center and have an in-person individualized shopping experience that is less likely to be replaced by e-commerce alternatives.

We believe the consumers will continue to focus not only on what they want, but the durable and staple consumer goods that they need to purchase on a recurring basis. Traditional shopping centers typically have a few anchor tenants and rely on foot traffic which has experienced a decline as consumer behavior shifts to more e-commerce alternatives. This shift in consumer behavior and the financial distress of certain retailers that anchor traditional larger shopping malls and the loss of same store sales by some of these retailers have resulted in decreased financial performance and future prospects by many traditional shopping centers. We expect that Victory Plaza, after renovation, will not be anchored by such large or traditional retailers and will have tenants that we expect will be more resilient to e-commerce alternatives by providing essential services.

The direct renovation cost including the construction, regulatory approval, labor and administration & miscellaneous is estimated at $11.2 million. We need additional $83.9 million to buy back the properties that we sold to third parties with a purchase-back option in order to conduct our renovation. The total anticipated cost to complete the renovation is approximately $95.1 million.

The current schedule of the renovation is as follows:

Period	Renovation Focus	Cost of direct renovation (USD)	Cost of repurchase (USD)	Total cost (USD)
2018

Renovating the “Self-service Vending Experience Area” and “Beauty Care Life Hall” Reconstructing “Culture and Creation Streets”, renovating and upgrading certain areas as “Victory Market”, “Famous Local Food Streets”, “Zhenhua Korean City” and “Shoes Bazaar”, decorating public area, landscaping and signboards, etc.

		2.87 million	28.43 million	31.30 million

January –June, 2019	Reconstructing “Theme Restaurant”, “Metropolis Brand”, decorating certain areas and public areas and flipping small shops into big stores.	2.03 million	5.30 million	7.33 million

July-December, 2019	Reconstructing “Children Place”, “Culture & Tourism Street”, “Gentleman’s Hall”, “Sports Hall”, “KTV Bar”, “Crossover Apparel Store”, combining local stores and decorating the passages and signboards, etc.	2.38 million	18.25 million	20.63 million

January –June, 2020	Reconstructing “Culture & Technology Square” and decorating public passages of cross street of each floor.	1.07 million	5.88 million	6.95 million

July-December, 2020	Reconstructing “open square urban park”, phase II of “Culture and Creation Streets” and passages of cross street of each floor, etc.	2.87 million	26.03 million	28.90 million
Total		11.22 million	83.89 million	95.11 million

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In addition to public offering, we plan to raise funds for the renovation as follows: (a) $18.3 million from bank loan in 2018, (b) $30.7 million from non-bank institute loan in 2019, (c) $46.1 million from Chinese government sponsored interest free renovation loan in 2020 . If such financing is not available on terms acceptable to us, the project will be delayed until appropriate financing is available. As a result, the timelines for the Renovation described above are subject to adjustment pending the status of outside financing. Please see risk of “We may not be able to obtain sufficient capital and may be forced to limit the scope of operation” on page 11, risk of “One of our operating subsidiaries has been listed as a “dishonest debtor” by PRC courts due to the litigations filed against us. Until such subsidiary has been cleared by PRC courts, that designation may materially adversely affect our ability to obtain financings, thus affecting our renovation plan” on page 14 and “Liquidity and Capital Resources ” on page 58. for more details.

As of the date hereof, we have obtained construction license and fire department permit, and completed the renovation of certain public areas and commenced renovation for some individual units. As the date hereof, we have not obtained any loans to be used for direct renovation.

Our Rental Income and Income from Common Area Management:

Our Victory Plaza currently has approximately 3,100 rental units. Among these rental properties, the Company owned approximately 500 units and 2,600 units were sold. The Company will lease back part of those sold property at the owner’s will and rent out to the tenants. As of December 31, 2017, and 2016, the Company had 23 and 249 lease-back units respectively. Our rent income was approximately $3.3 million and $3.9 million for the years ended December 31, 2017 and 2016, respectively. We expect the renovation to attract more tenants, which will increase our rental income accordingly.

We currently provide common area management services to all tenants leasing properties we own or occupying the property we do not own and shop owners that we sold the property to with or without a purchase-back option. Common area management services include utilities, security, cleaning, fire service, landscaping, public facilities maintenance and other traditional services provided by a property management office. Our management income was approximately $5.0 million and $4.8 million for the year ended December 31, 2017 and 2016, respectively.

The following is a charge table of management fee.

Property location and class	RMB / per square foot	US $ / per square feet
Most popular location with highest footprints	110	17
second popular location	119	18
third popular location	137	21
the least popular location	133	20
Exchange rate as of 12/31/2017		6.5075

Electricity charge has three options: a, meter reading – per actual usage; b, electricity card – pay as you go; c, one-time charge. Due to price of electricity is varying in peak hours plus wastage during the usage, the electricity price we charged to tenant will slightly higher than the price we paid to the electrical supplier. Utility expenses collected from tenant directly will offset our utility expenses paid to utility companies. We report net amount of utility charge as our management income.

Victory Plaza, after the renovation, will not be anchored by such large or traditional retailers and will have tenants that we expect more resilient to e-commerce alternatives by providing essential services and experiences. In addition, after the renovation, we intend to expand our services to provide agency for franchises, training and consultation for shop operation, shop design, agency for shop lease and sale, marking design and broadcast of merchandise, expedited and guaranteed repairs, small amount credit loan to tenants and owners and other one-to-one concierge-like services. As a result, we expect that our rent income will increase accordingly after the renovation. However, we cannot guarantee that will be the case or we can successfully raise the funds we need to complete the renovation.

Competition

We face intense competition in the Dalian retail industry. Our primary competition comes from ecommerce. China’s retail industry including Dalian is undergoing a major shift as a result of rapidly changing consumer behavior, adoption of technology, the emergence of local competitors and the surge of ecommerce. Retail ecommerce sales in China reached $1.1 trillion in 2017, an increase of 39 % from 2016. Although retail growth is expected to continue in the healthy double digits over the next three years, it is primarily driven by ecommerce. By 2020, retail ecommerce is expected to make up more than 37% of total retail sales in China. In Dalian, we also compete fiercely with local multifunctional shopping centers who offer similar services such as Olympia 66 Plaza, New Mart Shopping Plaza, Galleria Shopping Plaza, and Dalian Friendship Victory Plaza.

(source link: https://retail.emarketer.com/article/China-glut-of-shopping-malls/59318504ebd4000b2ceae033)

(source link: http://www.100ec.cn/zt/17wlls/)

Particularly in the Qingniwa District, we compete with Century City Victory Plaza, Pavilion Victory Plaza, New Mart Shopping Plaza, which all aspire to be multifunctional shopping centers and to a certain degree offer similar services to ours. However, we believe we compete favorably with them because of our diverse tenant base, millennial -focused marketing strategy, and experience-oriented shopping services.

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Our Competitive Strength:

Experienced Victory Plaza Management Team.

We have a professional team with significant experience in commercial real estate management, particularly in shopping center management. Members of the Company’s team have had work experience with well-known shopping center management companies in different cities.

Preferred Shopping Destination

Strategically located in Dalian’s most important financial district “Qingniwa”, also known as Dalian’s premier shopping, dining, and entertainment destination, our Victory Plaza had no problem of attracting a large volume of consumers in the past. It has easy access to public transportation and is within walking distance to Dalian’s central train station. Qingniwa is also a popular destination for both domestic and international tourists, which bestow the Victory Plaza the potential to become a tourist landmark.

No Shortage of Tenants

We expect to attract more tenants after renovation. For years we have maintained a strong relationship with our existing tenants and continue to attract new tenants that are nationally recognized corporations or professional services providers alike.

Corporate History

Victory Commercial Management Inc. (hereinafter referred to as the “Company”, “VCM”, and where appropriate, the terms “Company”, “we”, “us” or “our” are also referred to VCM and its wholly owned and majority owned subsidiaries as a whole) was incorporated on July 5, 2017 under the laws of Nevada.

On July 13, 2017, VCM formed a wholly-owned subsidiary, Victory Commercial Investment Ltd. (“VCI”) under the laws of British Virgin Islands.

Sino Pride Development Limited (“Sino Pride”) is a Hong Kong company, incorporated on May 26, 1989. Sino Pride is a holding company who is directly owned 80% equity interest of Dalian Victory Plaza Development Co., Ltd. (“DVPD”) and is directly owned 95% equity interest of Dalian Victory Business Management Co., Ltd. (“DVBM”).

DVPD was incorporated as a Sino-foreign cooperative joint venture on March 29, 1993 under the laws of the People’s Republic of China (“PRC” or “China”). Sino Pride owns 80% equity interest of DVPD while Dalian Victory Development Co., Limited (“DVDC”), a stated owned enterprise in China, owns 20% equity interest of DVPD.

DVBM was incorporated as a joint venture on September 12, 2000 under the laws of PRC. Sino Pride owns 95% equity interest of DVBM and DVPD owns 5% equity interest of DVBM.

DVPM was incorporated on June 6, 2018 as limited liability under the laws of PRC. Sino Pride owns 100% equity interest of DVPM. DVPM is formed as a property management company and will play similar role as DVBM to improve the management of Victory Plaza.

Iven International Group Limited, is a company registered in Hong Kong (“Iven”). During October 31, 2016 to June 30, 2017, Alex Brown beneficially owned 100% equity interest of Iven, among which, 70% equity interest was held directly and 30% equity interest was held indirectly through Dalian Yiwen New Materials Technology Development Co., Ltd, a PRC entity 80% owned by Alex Brown and 20% owned by his spouse. On June 30, 2017, Alex Brown and Dalian Yiwen New Material Technology Development Co., Ltd transferred their respective ownership of Iven to Winner Ascent Investment Limited, a Hong Kong limited liability company solely owned by Alex Brown.

Victory Plaza Holding Limited, (“VP Holding”) a BVI company, is the original owner of Sino Pride. VP Holding was a shell company and incurred significant losses from the operations of Sino Pride and operations of its subsidiaries DVPD and DVBM and resulted a negative working capital and net negative net assets in the balance sheet. VP Holding and Sino Pride had no relationship or affiliation with us or Alex Brown prior to corporate restructure.

November 30, 2016 Transaction

On November 2016, Iven entered and executed an agreement of “Assignment of Common Stocks and Debt Rights” (“the Original Agreement”) with VP Holding, the former shareholder of Sino Pride. Pursuant to the Original Agreement, Iven acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder loan and loan interest totaled $52,750,000 (Sino Pride owed to VP Holding) for a nominal consideration of HK$ 1 (approximately US$0.13) from VP Holding. The change of ownership in Sino Pride from VP Holding to Iven had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven is a private shell company with no operations and with no or nominal assets, which is 100% directly and indirectly owned by Mr. Brown. Iven was a legal acquirer in the November 30, 2016 acquisition. At the date of acquisition, Sino Pride was a holding company of two Chinese operating entities, DVPD and DVBM. The accounting acquirer usually is the combining entity whose relative size (measures in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities as per ASC 805-10-55-13. Thus, Sino Pride and Subsidiaries are the accounting acquirer in connection with the November 2016 transaction.

The November 30, 2016 transaction was treated as a reverse acquisition or recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

September 4, 2017 Transaction

On September 4, 2017, VCI signed an agreement of “Assignment of All Outstanding Shares and All Debt Right Agreement” (“the Agreement”) with Iven. Pursuant to the Agreement, VCI acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder debt and loan rights totaled HK$493,807,633 (approximately $64,208,000) (Sino Pride owed to VP Holding) included outstanding shareholder loan of HK$408,409,628 (approximately $53,093,000) with a nominal consideration of HK$1 (approximately US$0.13) from Iven. The change of ownership in Sino Pride from Iven to VCI had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven and VCI are under common control of our controlling shareholder. The transfer of ownership in Sino Pride from Iven to VCI is a part of the corporate restructuring to prepare the Company to list in the U.S. capital markets.

The Company accounted for the September 2017 transaction as a transaction between entities under common control based on the guidance provided by ASC 805-50-25. Following the above transactions, VCI has gained control over Sino Pride and subsidiaries, in an essence, VCM has gained control over VCI, Sino Pride and Subsidiaries.

The Company together with its wholly-owned subsidiary, VCI, Sino Pride and majority owned subsidiaries, DVBM and DVPM were effectively controlled by the same shareholder, Mr. Brown before and after the September 2017 corporate restructuring, and is considered under common control, which have been accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate restructuring had been in existence at the beginning of the periods presented. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

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Organization & Subsidiaries

The following diagram illustrates our corporate structure as of the date of this prospectus:

Victory Commercial International Ltd.
(a BVI company)
100% ownership
Victory Commercial Management Inc.
(a Nevada company)
100% ownership
Victory Commercial Investment Ltd.
(a BVI company)
100% ownership
Sino Pride Development Co. Ltd
(a Hong Kong Company)
80% ownership
95% ownership
100% ownership
Dalian Victory Development Co. Ltd.
(a government owned PRC company)
20% ownership
Dalian Victory Plaza Development Co. Ltd.
(a PRC company)
5% ownership
Dalian Victory Business Management Co. Ltd.
(a PRC company)
Dalian Victory Property Management Co. Ltd.
(a PRC Company)

Historical Issue

Prior to our acquisition of Sino Pride in November 2016, the former management sold approximately 14% properties with buy-back option, pursuant to which such purchasers could request us to buy back their units at the agreed-upon price-approximately 20% (average) higher than the original sale prices. In addition, we have leased back some units and rent to third parties. As of December 31, 2016, there were approximately 750 store units, 18,828 square meters (202,663 square feet) had purchase-back option. Total buy-back liability amounted to $68.6 million and total lease back liability amounted to $8.8 million. As many purchasers have exercised the buy-back options and we do not have enough cash to satisfy a huge demand of exercise of the options as well as we failed to pay rent for certain lease-back units; many purchasers have brought litigations against us complaining the breach of the contract due to our failure to fulfill our obligations under the buy-back options or lease-back terms.

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As of June 30, 2018, to our knowledge, there were total of 492 litigations against us for unpaid rent by the lease-back owners and for the past due of purchasing-back property from current owner of properties. Total claims amounted to $24,045,310 (RMB159,167,926). Those claims were brought by owners of certain properties. For certain properties, the Company granted the owners an option to request the Company to buy back the properties from the owners. Some claims are brought by owners when the Company has failed to buy back the properties when such owners exercise the purchase-back option. For certain properties, the Company leases back from the owners and rent to others. The Company has failed to pay the rent under those leases-back and some owners have brought claims against the Company. As of June 30, 2018, the Management estimated that current recorded property financing agreement payable in the amount of $77,054,175, buy-back payable of $7,267,278, lease-back liability payable of $1,012,707 and expired lease payable $6,121,749, totaled $91,455,909, were approximate to the total final payments. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability. As of June 30, 2018, the Company accrued a total of $2,855,910 litigation payable.

As of September 6, 2018, to our knowledge, there were a total of 498 litigation cases filed against the Company in Dalian City, China. Litigant claimed that the Company did not buy back the property as stated in the sales contracts or the Company did not pay promised rental payments for those properties it leased back from the unit owners. These claims amounted approximately $23,295,505 (RMB 159,089,666).

Claims of Lawsuits As of September 6, 2018	Store Unit	Square Feet	Contract Amount in RMB	Claimed Amount in RMB
Property purchase-back related issues	234	52,853	97,223,232	134,504,079
Leases payment related issues	221	46,972	90,520,293	17,379,503
Other issues	43	13,019	17,491,964	7,206,084
Total in RMB	498	112,844	205,235,489	159,089,666
September 6, 2018 exchange rate is 6.8292
Total in US $			$30,052,640	$23,295,505

As of September 6, 2018, the Company settled the following cases.

Resolved cases as of September 6, 2018	Resolved Cases	Resolved after 6/30/2018
Property purchase-back related issues	54	-
Leases payment related issues	100	-
Other issues	5	-
Total resolved cases	159	-

As a result of certain pending litigations and enforcement of certain judgments, certain units owned by DVPD have been frozen by the courts from transfer or disposition and the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash, for the purpose of executing the judgments or pending litigations. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during the period from March 2, 2017 to March 1, 2019. In addition, DVPD has been listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may been imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties.

We are actively and progressively negotiating with those litigants by offering discounted rental or purchase price, and installments of payment. In addition, we entered into SML Agreement on December 19, 2017, pursuant to which, we agree to transfer certain liabilities to SML so that it can settle with individual owners either to buy back the properties from them or pay the rent due under the lease-back agreements; and we further agree to repurchase those properties or pay those leases from SML, no later than May 15, 2020, at the prices under initial buy-back options or lease-back agreements (with those litigants) with 8% annual interest commencing on January 1, 2018. By doing so, we can focus our limited resources of funds on the renovation and pay back SML when our financial position improves. However, it will depend on our available cash and other business operation consideration. We cannot assure you that we can successfully settle all the complaints or we will have enough cash to settle with all the purchasers.

Government Regulation

In addition to U.S. securities laws, banking laws and laws applicable to all companies, such as The Foreign Corrupt Practices Act, as a China-based entity, we are subject to various Chinese regulations. This section sets forth a summary of the most significant China regulations or requirements that may affect our business activities operated in China or our shareholders’ right to receive dividends and other distributions of profits from the PRC subsidiary.

Regulations Regarding Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. The restricted and prohibited categories combined are also called the negative list for foreign investment entry and will be subject to special administrative measures. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

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Regulations Regarding Sino-foreign Cooperative Joint Ventures

Sino-foreign cooperative joint ventures are mainly governed by the Sino-foreign Cooperative Joint Ventures Law of the PRC promulgated by the PRC National People’s Congress on 13 April 1988 and amended on 31 October 2000, September 3, 2016, November 7, 2016 and November 4, 2017 and the Implementation Rules of the Sino-foreign Cooperative Joint Ventures Law of the PRC promulgated by the Ministry of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, on 4 September 1995 and amended on February 19, 2014 and March 1, 2017.

The establishment of a Sino-foreign cooperative joint venture

The establishment of a Sino-foreign cooperative joint venture requires the approval of the Ministry of Commerce or such departments and local governments as authorized by the State Council with certain requisite documents to be submitted for approvals before October 1, 2016. On September 3, 2016, National People’s Congress Standing Committee adopted a decision on amending the relevant laws in relation to foreign invested companies, which took effect on October 1, 2016. Upon the effectiveness of the decision, the establishment of the foreign invested enterprise (including the Sino-foreign cooperative joint venture) and its subsequent changes are required to file with relevant commerce authorities instead of obtaining approvals from relevant commerce authorities, except for the foreign invested enterprises which are subject to special administrative measures regarding foreign investment entry in the PRC.

Prior to filing with relevant commerce authorities or within 30 days upon filing with relevant commerce authorities, the applicant is required to apply to the State Administration for Industry & Commerce or its local branches for the issue of a business license. A Sino-foreign cooperative joint venture is formally established on the date its business license is issued.

Profits and losses of Sino-foreign cooperative joint ventures may be distributed to and shared by the joint venture partners in such manner as those partners may agree to. A Sino-foreign cooperative joint venture should set aside a portion of its profits after tax as certain reserve funds,

Management

The highest authority of a Sino-foreign cooperative joint venture is vested in its board of directors or joint management committee, which shall decide on all important matters of the joint venture. The powers and functions of the board of directors or joint management committee are generally governed by the provisions of the joint venture contract and the articles of association of the joint venture. Meetings of the board of directors or joint management committee are required to be held at least once every year. A number of specified important matters are to be decided upon unanimously by the directors present or the committee members present at a meeting, such as amending articles of association, change in registered capital, dissolution, mortgage of assets of the joint venture, merger, division or change in organization structure, and other matters required to be decided unanimously as agreed by the joint venture partners. The board of directors or joint management committee should appoint a general manager in charge of the daily operation and management of the joint venture.

Termination

A Sino-foreign cooperative joint venture may be dissolved in the following situations:

(1)	where its term of joint venture has expired;

(2)	where the joint venture suffers heavy losses or suffers from serious damages incurred by force majeure, and is unable to continue operations;

(3)	where one or many of the joint venture partners fail(s) to fulfil the obligations prescribed by the joint venture contract or articles of association, and the joint venture is unable to continue its operation;

(4)	where other reasons for dissolution prescribed by the joint venture contract and articles of association occur; or

(5)	where the joint venture was shut down by the relevant authorities due to its violation of laws or regulations.

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In any of the circumstances described in (2) and (4) above, the board of directors or joint management committee shall submit an application for dissolution to the relevant commerce authorities for approval or filing, depending on whether the Sino-foreign cooperative joint venture is subject to special administrative measures regarding foreign investment entry in the PRC. In the circumstances described in (3) above, the party that has performed its obligations as stipulated in the joint venture contract shall make such application, and the party or parties that failed to fulfill the obligations stipulated in the joint venture contract or articles of association shall be liable for the losses thus caused.

Before the expiration of the joint venture term, the board of directors or joint management committee of a cooperative joint venture may decide to dissolve the joint venture upon unanimous approval by the directors present or the committee members present at the meeting held to approve this and the assets and properties of the cooperative joint venture shall be distributed between the joint venture partners according to the stipulations of the joint venture contract.

Regulations Regarding the Land and Property System of the PRC

The Land system

All land in the PRC is either state-owned or collectively-owned, depending on the location of the land. All land in the urban areas in a city or town is state-owned, and all land in the rural areas of a city or town and all rural land are, unless otherwise specified by law, collectively-owned. The State has the right to resume land in accordance with law if required for the benefit of the public. Although all land in the PRC is owned by the State or by collectives, private individuals, enterprises and other organizations are permitted to hold and develop land for which they are granted land use rights.

Under the Provisional Regulations of the PRC Concerning the Grant and Assignment of the Right to Use State-owned Land in Urban Areas (the “Urban Land Regulations”) promulgated in May 1990, local governments at or above county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights upon payment of a grant premium. Under the Urban Land Regulations, there are different maximum periods of grant for different uses of land. They are generally as follows:

Use of land	Maximum period
(in years)
Commercial, tourism, entertainment	40

Residential	70

Industrial	50

Others	50

Under the Urban Land Regulations, all local and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. A land use right terminates upon the expiration of the term of the grant specified in the land grant contract and the resumption of that right. Upon expiry, the land use rights and ownership of the related buildings erected thereon and other attachments shall be resumed by the State without compensation. The land user will take steps to surrender the land use rights certificate and cancel the registration of the certificate in accordance with relevant regulations. A land user may apply for renewal of the land use rights and, if the application is granted, the land user is required to enter into a new land grant contract, pay a premium and effect appropriate registration for the renewed right.

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The State may not resume possession of lawfully granted land use rights prior to expiration of the term of grant. If public interest requires the resumption of possession by the State under special circumstances during the term of grant, compensation must be paid by the State. A land user may lawfully assign, mortgage or lease its land use rights to a third party for the remainder of the term of grant.

Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land use rights and payment of a premium. If the term of the grant is not renewed, the land use rights and ownership of any buildings thereon will revert to the State without compensation.

The National People’s Congress adopted the PRC Property Rights Law in March 2007, which became effective on 1 October 2007. According to the Property Rights Law, when the term of the right to use construction land for residential (but not other) property purposes expires, it will be renewed automatically.

Real Estate Registration

On November 24, 2014, the State Council promulgated the Interim Regulations on Real Estate

Registration, effective from March 1, 2015, which provides for the following, among others:

i) the competent department of land and resources under the State Council shall be responsible for guiding and supervising the real estate registration of the State. The local government at or above the county level shall designate a department as the real estate registration authority within its administrative region which shall be subject to the guidance and supervision by the competent real estate registration authority at the higher level;

ii) the real estate authority shall establish a uniform real estate registration book to record the items including, without limitation, the natural condition and ownership conditions of the real estate, and restriction of rights;

iii) the competent department of land and resources under the State Council shall, in coordination with other related departments, establish a uniform management platform for real estate registration information. The information registered by the real estate registration authorities at all levels shall be incorporated into the uniform management platform to ensure the real-time sharing of registration information at the national, provincial, municipal and county levels; and

iv) any right holder or interested party may inquire about or copy the real estate registration materials and the registration authority shall not refuse to provide such information. Units and individuals inquiring about the real estate registration information shall not use such registration information for any other purposes and no such information may be disclosed to the public or others without the consent of the right holder.

The “Implementing Rules of the Interim Regulations on Real Estate Registration”, effective from January 1, 2016, authorizes the real estate registration authority to perform a site inspection following an acceptance of the application for real estate registration and sets out regulations regarding real estate registration information management.

Mortgage

Under the Urban Real Estate Law promulgated in July, 1994, as amended in August 2007, the Guarantee Law of the PRC promulgated in June 1995 and implemented in October 1995, the Measures for Administration of Mortgages of Urban Real Estate promulgated in May 1997, as amended in August 2001, when a mortgage is created on the ownership of a building legally obtained, a mortgage shall be simultaneously created on the land use right of the land on which the property is situated. The mortgager and the mortgagee shall sign a mortgage contract. After a real estate mortgage contract has been signed, the parties to the mortgage shall register the mortgage with the real estate administration authority at the location where the property is situated. If a mortgage is created on the property in respect of which a property ownership certificate has been obtained legally, the registration authority shall make an entry under the “third party rights” item on the original property ownership certificate and then issue a certificate of third-party rights on the property to the mortgagee. If a mortgage is created on the commodity property put up for pre-sale or on works in progress, the registration authority shall record the details on the mortgage contract.

The validity of a mortgage depends on the validity of the mortgage contract, possession of the real estate certificate and/or land use right certificate of the mortgagor and registration of the mortgage with authorities. If the loan in respect of which the mortgage was given is not duly repaid, the mortgagee may sell the property to settle the outstanding amount and return the balance of the proceeds from the sale or auction of the mortgaged property to the mortgagor. If the proceeds from the sale of such property are not sufficient to cover the outstanding amount, the mortgagee may bring proceedings before a competent court or arbitration tribunal (where there is an agreement to recover the amount still outstanding through arbitration) in the PRC.

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Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law, the lease contract shall be in writing if its term is over six months, and the term of any lease contract shall not exceed twenty years. The lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid. When the lessor is to sell the premises under a lease contract, it shall give the lessee a reasonable advance notice before the sale, and the lessee has the priority to buy such premises on equal conditions.

Pursuant to the PRC Property Law, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Transfer of Real Estate

According to the Urban Real Estate Law and the “Provisions on Administration of Transfer of Urban Real Estate” promulgated by the Ministry of Construction, the predecessor of the Ministry of Housing and Urban-rural Development, in August 1995, as amended in August 2001, a property owner may sell, bequeath or otherwise legally transfer the property to another person or legal entity. When a property is transferred, the ownership of the property and the land use rights attached to property are transferred. The parties to a transfer shall enter into a real estate transfer contract in writing and register the transfer with the real estate administration authority having jurisdiction over the location of the property within 90 days of the execution of the transfer contract.

Property Management

According to the Regulation on Property Management enacted by the State Council on 8 June 2003 and enforced on 1 September 2003, as amended on 26 August 2007 and on 6 February 2016, the state implements a qualification scheme system in monitoring the property management enterprises and enterprises engaging in property management shall obtain relevant qualifications from competent authorities. According to the Measures for Administration of Qualifications of Property Service Enterprises enacted by the Ministry of Housing and Urban-Rural Development on 17 March 2004, as amended on 30 October 2007, a property service enterprise shall be classified as either class one, class two or class three. The relevant construction authorities will issue the qualification certificates for property service enterprises according to relevant criteria, including but not limited to, the numbers of relevant technical personnel, the property service experience and the service administration systems of the property service enterprise.

Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that from January 1, 2008, a uniform income tax rate of 25% is applied equally to domestic enterprises as well as foreign investment enterprises.

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The EIT Law and its implementation rules provide that a withholding tax at the rate of 10% is applicable to dividends and other distributions payable by a PRC resident enterprise to investors who are “non-resident enterprises” (that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant dividend or other distribution is not effectively connected with the establishment or place of business). However, pursuant to the Arrangement between the Mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income effective on December 8, 2006, the withholding tax rate for dividends paid by a PRC resident enterprise is 5% if the Hong Kong enterprise owns at least 25% of the capital of the PRC enterprise; otherwise, the dividend withholding tax rate is 10%. According to the Notice of the PRC State Administration of Taxation on Issues relating to the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009 and effective on the same day, the corporate recipient of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. However, if a company is deemed to be a pass-through entity rather than a qualified owner of benefits, it cannot enjoy the favorable tax treatments provided in the tax arrangement. In addition, if transactions or arrangements are deemed by the relevant tax authorities to be entered into mainly for the purpose of enjoying favorable tax treatments under the tax arrangement, such favorable tax treatments may be subject to adjustment by the relevant tax authorities in the future.

Business Tax and Value-added Tax

Pursuant to the Temporary Regulations on Business Tax, which were promulgated by the State Council on December 13, 1993 and effective on January 1, 1994, as amended on November 10, 2008 and effective January 1, 2009, any entity or individual conducting business in a service industry is generally required to pay business tax at the rate of 5% on the revenues generated from providing such services.

In March 2016, the Ministry of Finance and SAT jointly issued the Pilot Program of Replacing Business Tax with Value-Added Tax (“VAT”) in an All-round Manner, or Circular 36, effective from May 2016, according to which PRC tax authorities have started imposing VAT on revenues from various service sectors, including real estate, construction, financial services and insurance, as well as other lifestyle service sectors, replacing the business tax replacing the business tax that co-existed with VAT for over 20 years. The VAT rates applicable to us may be generally higher than the business tax rate we were subject to prior to the implementation of Circular 36. For example, the VAT rate for sale and leasing of self-developed real estate will be increased from 5% (business rate) to 11%. However, VAT rate for leasing of real estate which was owned by general taxpayer before April 30, 2016, will be reduced to 5%. The PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that from January 1, 2008, a uniform income tax rate of 25% is applied equally to domestic enterprises as well as foreign investment enterprises.

Regulations Regarding Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Payments of current as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

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From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Regarding Foreign Exchange Registration of Offshore Investment by PRC

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace SAFE Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles. SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Circular 13”) effective from June 1, 2015, , which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Residents

Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China.

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Circular 37 and other SAFE rules require PRC residents, including both legal and natural persons, to register with the local banks before making capital contribution to any company outside of China (an “offshore SPV”) with onshore or offshore assets and equity interests legally owned by PRC residents. In addition, any PRC individual resident who is the shareholder of an offshore SPV is required to update its registration with the local banks with respect to that offshore SPV in connection with change of basic information of the offshore SPV such as its company name, business term, the shareholding by individual PRC resident, merger, division and with respect to the individual PRC resident in case of any increase or decrease of capital in the offshore SPV, transfer of shares or swap of shares by the individual PRC resident. Failure to comply with the required SAFE registration and updating requirements described above may result in restrictions being imposed on the foreign exchange activities of the PRC subsidiaries of such offshore SPV, including increasing the registered capital of, payment of dividends and other distributions to, and receiving capital injections from the offshore SPV. Failure to comply with Circular 37 may also subject the relevant PRC residents or the PRC subsidiaries of such offshore SPV to penalties under PRC foreign exchange administration regulations for evasion of applicable foreign exchange restrictions.

Regulation Regarding Labor and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law and Administration Measures on Housing Fund, employers like our PRC subsidiaries in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds.

Employees

As of the date of this prospectus, we have a total of 308 employees, including our executive officers.

Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.

Description of Property

Our corporate headquarter is located at 3rd Floor, 369 Lexington Ave, New York, NY 10017, for which we currently pay a rent of $6,200 per month for our lease.

Rental Property

All of our rental properties are located in Victory Plaza, located at Dalian, Liaoning Province, PRC. As previously disclosed, Victory Plaza is approximately 137,500 square meters (1,480,038 square feet), which is owned and occupied by various retailers. We categorize the various ownership status of such rental space into the following four categories:

Group A: rental properties 100% owned by us;

Group B: rental properties that were previously sold to a third party buyer with a buy-back arrangement, as described below the following table;

Group C: rental properties that were previously sold to a third party buyer with a buy-back arrangement, which has since been transferred to SML according to SML Agreement; and

Group D: rental properties that were previously sold to a third party buyer without any buy-back arrangements or rights.

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The following chart illustrates the specific number of each group of rental properties as of June 30, 2018 and December 31, 2017.

					% of Total
			% of Total	Square	Square
Group	Description of Property	Units	Units	Feet	Feet
A	Properties 100% owned	506	16%	260,497	18%
	Properties sold with
	buy-back option -
	book owned per US
B	GAAP	488	15%	129,662	9%
	Properties sold with
	buy-back option
	hold by SML - book
C	owned per US GAAP	273	9%	74,013	5%
D	Properties sold	1,899	60%	1,016,446	68%
Total Properties		3,166	100%	1,480,618	100%

SML Agreement

On December 29, 2017, the Company executed SML Agreement. Pursuant to SML Agreement, SML will negotiate with each individual property owner who exercised option to request the Company to buy back the property on a case by case basis and pay an agreed price to such owner. SML will subsequently become the owner of the property and the Company has agreed to buy back the property at the initial price under the buy-back option with the previous owner with an annual interest of 8% commencing on January 1, 2018 no later than May 15, 2020. In addition, SML will settle the lease-back payables under the lease-back agreements with each individual property owner and the Company agrees to pay SML the initial amount of rent payables under the lease-back with an annual interest of 8% commencing on January 1, 2018 no later than May 15, 2020. SML Agreement helps the Company to temporarily relieve part of pressure from disputes and expedite the settlements which will help Company to improve its credit and financial position so that the Company can focus on the renovation. However, if the Company fails to carry out the renovation, or the renovation is not successfully, the Company may not have enough fund to buy back the properties from SML or pay the lease-back owed to SML before May 15, 2020, and the Company may not able to continue its operation or business.

Buy-Back Arrangement

When the Company sold certain properties in the past, the Company granted the buyers a separate option to request the Company to buy back those sold properties at an agreed buy-back price stated in the purchase-back agreements. These buy-back options vest during a period from 2014 to 2018 (majority transactions). Due to those buy-back arrangements, buyers obtained the legal title of those properties but would request the Company to buy back their properties at their sold discretion.

Lease-back

As part of business operations, the Company may lease-back properties from the owners of the properties and subleases these properties to un-related third parties with new lease terms. Sales and lease-back are two separated business transactions. Lease-back could happen immediately after the sale of property or at any time after the sale if the owner of the property wants to do so. A typical lease-back consists of a fixed annual payment amount and duration of lease period.

Rent Lease

The Company will rent out rental properties 100% owned by us and the properties leased back (properties not owned by us) to retail store tenants. A typical rent lease consists of a fixed rent payment amount and for the duration of lease period. Normally, an advanced rent payment is required before occupancy.

Collateral of Property

As a part of securities of bank loan, 18,650 square meters (200,747 square feet) of rental properties owned by DVPD were pledged to a long-term bank loan, approximately $60 million (RMB 390 million). The maturity date of bank loan is July 18, 2027. The interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates were 5.97% and 6.01% for the year ended December 31, 2017 and 2016, respectively.

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On March 24, 2015, DVPD secured 2,053 square meters (22,098 square feet) of rental properties owned to a long-term bank loan, approximately $7.7 million (RMB 50 million). The maturity date of bank loan is July 19, 2024. T he interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates were 5.92% and 5.93% for the year ended December 31, 2017 and 2016, respectively.

On May 18, 2017, DVPD provided 5 units of rental properties, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $770,000 (RMB 5,000,000) 12 months bank loan. The loan bore interest of 8.568% per annum.

On May 18, 2017, DVPD provided 7 units of rental properties, totaled 138 square meters (1,485 square feet), owned by the Company as collaterals to help one individual, who is a board member of DVPD to acquire a $770,000 (RMB 5,000,000) 12 months bank loan. The loan bore interest of 8.568% per annum.

On May 18, 2017, DVPD provided 2 units of rental properties, totaled 15 square meters (161 square feet), owned by the Company as collaterals to help an employee of DVPD (now former employee) to acquire a $770,000 (RMB 5,000,000) 12 months bank loan. The loan bore interest of 8.568% per annum.

There was no profit or gain for the Company to provide collateral to those individuals’ loans. Those loans are due as the date of this filing. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

Occupancy Rate

Vacancy Rate in Recent 5 Years

In the month of December	Total Available Area For Rent (SQFT)	Total Rented Area (SQFT)	Vacancy (SQFT)	Vacancy (%)
2013	294,974	275,115	19,849	6.73%
2014	295,684	276,212	19,472	6.59%
2015	263,683	218,507	45,176	17.13%
2016	202,372	170,715	31,657	15.64%
2017	211,758	153,235	58,523	27.64%
In the month of June 2018	190,833	155,775	35,058	18.37%

Average Rent in Recent 5 Years

In the month of December	Average Rent Per Month Per SQFT in US$
2013	$3.11
2014	$2.67
2015	$2.48
2016	$1.97
2017	$1.83
In the month of June 2018	$1.96

Tenants

The Company received its rental income and management fee income from approximately 700 tenants. Revenue from top ten tenants accounted for 24% and 21% of the total revenue, for the year ended December 31, 2017 and 2016, respectively. No individual tenant’s revenue accounts for more than 10% of the total revenue in both years.

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Top 10 Tenants in the Six Months Ended June 30, 2018

Top 10	Revenue in US$	% of Total Revenue
1	$333,257	6.21%
2	259,023	4.87%
3	129,767	2.44%
4	125,848	2.36%
5	109,574	2.06%
6	61,224	1.15%
7	47,095	0.88%
8	30,051	0.56%
9	21,314	0.40%
10	21,193	0.40%
Total top 10	$1,135,346	21.33%

Total Revenue for the Six Months Ended June 30, 2018	$5,322,322

Top 10 Tenants in 2017

Top 10	Revenue in US$	% of Total Revenue
1	$522,346	5.94%
2	456,730	5.19%
3	440,767	5.01%
4	266,260	3.03%
5	166,450	1.89%
6	91,486	1.04%
7	54,671	0.62%
8	48,730	0.55%
9	48,730	0.55%
10	43,165	0.49%
Total top 10	$2,139,335	24.31%

Total Revenue in 2017	$8,796,781

Top 10 Tenants in 2016

Top 10	Revenue in US$	% of Total Revenue
1	$465,692	4.94%
2	339,074	3.60%
3	333,739	3.54%
4	286,095	3.04%
5	157,907	1.68%
6	119,151	1.26%
7	100,075	1.06%
8	65,336	0.69%
9	52,269	0.55%
10	31,901	0.34%
Total top 10	$1,951,239	20.70%

Total Revenue in 2016	$9,420,403

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Intellectual Property

Trademark

We are currently holding the following trademarks in China and we anticipate that we will be able to renew the trademarks when to be expired.

No.	Brand Name	Registration No.	Holder	Class	Goods/Services Covered	Expiry Date
1.		No. 5480714	Dalian Victory Plaza Development Co., Ltd.	Category 36	Real estate lease; real estate management; real estate agency; insurance; financial services; brokerage; escrow industry; pawn; sales of commercial housing services; office (real estate) lease (terminate)	11/ 2009 to 11/ 2019

2.		No. 5258876	Dalian Victory Plaza Development Co., Ltd.	Category 43	Cafeteria; buffet; dining hall; restaurant; restaurant; buffet; fast food restaurant; bar; mobile diet supply; teahouse	09/2009 to 09/2019

3.		No. 5480700	Dalian Victory Plaza Development Co., Ltd.	Category 43	Rental of counters, rental of chairs, tables, tablecloths and glassware; fast food restaurant; bar; teahouse; cafeteria; animal foster care; nursing home; restaurant; mobile homes for rent	11/ 2009 to 11/ 2019

4.		No. 5480699	Dalian Victory Plaza Development Co., Ltd.	Category 36	Real estate lease; real estate management; real estate agency; insurance; financial services; brokerage; escrow industry; pawn; sales of commercial housing services; office (real estate) lease	11/ 2009 to 11/ 2019

5.		No. 6550808	DVPD	Category 43	Rental of counters, rental of chairs, tables, tablecloths and glassware; animal foster care; mobile homes for rent	09/2010 to 09/2020

6.		No. 5258820	DVPD	Category 43	Cafeteria; buffet; dining hall; restaurant; buffet; fast food restaurant; bar; mobile diet supply; teahouse	09/2009 to 09/2019

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No.	Brand Name	Registration No.	Holder	Class	Goods/Services Covered	Expiry Date
7.		No. 5480702	DVPD	Category 43	Rental of counters, rental of chairs, tables, tablecloths and glassware; animal foster care; mobile homes for rent	05/2010 to 05/2020

8.		No. 6550809	DVPD	Category 36	Brokerage; guarantee; pawn; sales of commercial housing; real estate lease; real estate management; real estate agency	09/2010 to 09/2020

9.		No. 5480701	DVPD	Category 36	Real estate lease; real estate management; real estate agency; insurance; brokerage; escrow; sales of commercial housing services; office (real estate) lease	05/2010 to 05/2020

10.		No. 1374788	DVPD	Category 36	Real estate lease; real estate agency; real estate management	03/2010 to 03/2020

11.		No. 5080568	DVPD	Category 38	TV broadcast; cable television	10/2009 to 10/2019

Domain Names

Currently, our domain www.victory.cn is held by DVBM and expired on March 17, 2019. We renewed it accordingly. In China, the registration of domains can be extended by annual renewal or periodic renewal by paying the annual or periodic registration fee. If renewal registration fee is not paid timely, the domain will become available to the public. We have timely paid annual registration fee for our domain.

Research and Development

We currently do not have our own research and development team.

Legal Proceedings

As of September 6 , 2018, to our knowledge, there were total of 498 litigations against the Company in Dalian City, China. Litigants claimed that the Company did not buy back the property as indicated at the sales contract or the Company did not pay promised lease-back rent on time. These claims amounted to $23,295,505 (RMB159,089,666). Please refer to Historical Issue on page 38 for more details.

The Company has intended to buy back these properties at a discounted price (compared to the stated price at the contract). The Company has also intended to settle the balance due relating to lease-back payable with the owner of properties. The Company has formed a task group and been negotiated with the litigants and other owners of the properties actively.

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We may be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

There is presently no public market for our shares of Common Stock. We intend to apply to have our shares quoted on the OTC Bulletin Board, or OTCBB, promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for quoting on OTCBB. We cannot assure you that our securities will continue to be quoted on OTCBB after this offering. We also intend to apply to have out shares listed on OTCQB market. However, we cannot guarantee that our shares will be approved for listing on OTCQB.

Trading in stocks quoted on the OTC Bulletin Board and OTCQB is often thin and is characterized by wide fluctuations in trading prices due to many factors that may be unrelated to a company’s operations or business prospects. We cannot assure you that there will be a market in the future for our Common Stock.

OTC Bulletin Board securities are not listed or traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTC Bulletin Board issuers are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

As of the date hereof, no shares of our Common Stock have been traded.

Number of Holders

As of the date hereof, the 20,700,000 issued and outstanding shares of Common Stock were held by a total of one shareholder of record.

Our registered transfer agent for our Common Stock is Vstock Transfer Inc.

Dividends

No cash dividends were paid on our shares of Common Stock during the fiscal years ended December 31. We have not paid any cash dividends since our inception and do not foresee declaring any cash dividends on our Common Stock in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business.

However, it is possible that our management may decide to declare a stock dividend in the future. Our future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, our capital requirements, general business conditions and other factors.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

On November 13, 2017, we issued 20,700,000 founder shares to Alex Brown pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

Equity Compensation Plans

We do not have in effect any compensation plans under which our equity securities are authorized for issuance and we do not have any outstanding stock options.

Purchase of our Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our shares of Common Stock or other securities during year ended December 31, 2017 and six months ended June 30, 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial conditions for the three and six months ended June 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. See “Cautionary Note Regarding Forward-looking Statements” on page 25.

Overview

Victory Commercial Management Inc. (hereinafter referred to as the “Company”, “VCM”) was incorporated on July 5, 2017 under the laws of Nevada. On July 13, 2017, VCM formed a wholly-owned subsidiary, Victory Commercial Investment Ltd. (“VCI”) under the laws of British Virgin Islands.

Dalian Victory Plaza Development Co. Ltd. (“DVPD”) was incorporated on March 29, 1993 as a joint venture under the laws of the People’s Republic of China (“PRC” or “China”). 80% of equity interest of DVPD is owned by Sino Pride and 20% is owned by Dalian Victory Development Co., Ltd (“DVDC”), a stated owned enterprise in China. Dalian Victory Business Management Co. Ltd. (“DVBM”) was incorporated on September 12, 2000 as a joint venture under the laws of PRC. 95% of equity interest of DVBM is owned by Sino Pride and 5% is owned by DVDC. Dalian Victory Property Management Co. Ltd. (“DVPM”) is 100% owned by Sino Pride. VCM controls DVPD, DVBM and DVPM via ownership structures.

The Companies primarily engage in the business of commercial real estate rental and management in PRC currently. DVPD and DVBM manage Dalian Victory Plaza Shopping Center (“Victory Plaza”), a multi-functional underground shopping center, located at Dalian City, Liaoning Province of China. Victory Plaza has approximately 137,500 square meters (1,480,038 square feet) rental space. DVPD was the developer of Victory Plaza.

The following table summarizes ownership of Dalian Victory Plaza Shopping Center as of June 30, 2018 and December 31, 2017:

Group	Description of Property	%

A	Owned with title by DVPD	18%
B	Sold properties with buy-back options or return is in process without paying off	9%
C	Properties with buy-back options acquired by SML*	5%
D	Sold properties	68%
Total		100%

*On December 29, 2017, the Company executed SML Agreement, pursuant to which, SML bought certain properties from the individual property owners and the Company has agreed to buy back those properties from SML at the original purchase price under the back-back options with an annual interest of 8% commencing on January 1, 2018 and no later than May 15, 2010.

Group A represents property that the Company has 100% ownership of. As of December 31, we owned 24,200 square meters (260,500 square feet), or 18% of total rental space. Group B represents property we sold to individual owners with buy-back options which are pending. Group C represents property SML has acquired pursuant to SML Agreement which we are obliged to buy back with an accrued interest no later than May 15, 2020. Group D presents property we sold to various individual owners without additional rights attached. As part of our business operations, the Company may lease back properties from the owners of group B, C and D properties and sublease these properties to un-related third parties with a new lease term. Our rental income is generated from leasing our owned properties and lease-back properties. Rental income is reported in gross amount including rent income from our owned properties and lease-back properties. Lease-back expenses were recorded as amortization, interest and lease-back expenses separately.

We currently also provide common area management services to all tenants and shop owners. Common area management services include utilities, security, cleaning, fire service, landscaping, public facilities maintenance and other traditional services provided by a property management office. Management fees range from $17 to $20 per square foot per annum. The management fee income is recognized over the term of the lease. Utility expenses are collected from tenants directly and will offset our utility expenses paid to utility companies. We report net amount of utility charge as our management income.

Our primary objective is to maximize total financial returns which include both operating cash flows and capital appreciation to our stockholders. We seek growth in cash flow, earnings, and property appreciation through the following:

●	Renovating and establishing a modern multi-functional shopping center

●	Providing essential services, including health & wellness services, specialty retail caters, entertainment, beauty services, dining, and Internet cafes, etc.

●	Attracting and retaining high quality tenants

●	Utilizing economies of scale to reduce operating expenses

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Factors That May Influence our Future Results

We generate our revenues primarily from rental and management fee income from tenants under existing leases at Victory Plaza. The management fee income includes the utilities charge mainly for property management, maintenance and repair, and security, and is recognized over the terms of the lease. The amount of rental income and management fee income we receive is primarily dependent on our ability to maintain or increase rental rate and occupancy rate of our property. Factors that could affect our rental income include (i) changes in economic situation; (ii) local competition from other shopping space similar to our shopping mall; (iii) the attractiveness of renal space after our shopping mall renovation; (iv) the financial stability of our tenants; (v) trend of market rental rates; and (vi) the development of local transportation.

Economic Conditions and Outlook

For a detailed discussion of economic conditions and the outlook regarding our industry, please see the section titled “Industry Overview” in this prospectus.

Results of Operations

Comparison of Results of Operations for the Three and Six Months Ended June 30, 2018 and 2017

Revenues

Our revenues, which consist of property rentals, property management fees and other income, were $2,797,559 for the three months ended June 30, 2018, compared to $2,176,988 for the three months ended June 30, 2017, an increase of 620,571, or 29%. Our revenues were $5,322,322 for the six months ended June 30, 2018, compared to $4,058,957 for the six months ended June 30, 2017, an increase of $1,263,365, or 31%. Below are the details of revenues.

	For the Three Months Ended June 30,
	2018	2017	$ change	% change
Revenues
Rental income	$912,864	$784,010	$128,854	16%
Management fee income	1,618,303	1,249,003	369,300	30%
Other income	266,392	143,975	122,417	85%
Total revenues	2,797,559	2,176,988	620,571	29%

	For the Six Months Ended June 30,
	2018	2017	$ change	% change
Revenues
Rental income	$1,899,585	$1,561,640	$337,945	22%
Management fee income	2,976,834	2,353,342	623,492	26%
Other income	445,903	143,975	301,928	210%
Total revenues	5,322,322	4,058,957	1,263,365	31%

Rental income was $0.9 million for the second quarter of 2018, an increase of $0.1 million, or 16%, compared to rental income of $0.8 million for the corresponding period of 2017. Rental income was $1.9 million for the first six months of 2018, an increase of $0.3 million, or 22%, compared to rental income of $1.6 million for the corresponding period of 2017. The increase in rental income was primarily due to the increase of new tenants in 2018 and the increased occupancy rate.

Management fee income for the second quarter of 2018 was $1.6 million, an increase of $0.4 million, or 30%, compared to management fee income of $1.2 million for the corresponding period in 2017. Management fee income for the first six months of 2018 was $3.0 million, an increase of $0.6 million, or 26%, compared to management fee income of $2.4 million in the corresponding period in 2017. The increase in management fee was primarily due to collecting some long-term historically uncollectable management fee from owners in 2018 and recognizing income in 2018. The number of tenants also increased in 2018.

Other income for the second quarter of 2018 was $266,392, an increase of $122,417, or 85%, compared to the other income of $143,975 during the corresponding period of 2017. Other income for the first six months of 2018 was $445,903, an increase of $301,928, or 210%, compared to the other income of $143,957 during the corresponding period of 2017. The increase in other income was primarily due to the increase in the reimbursable operating income – electricity as the results of increased number of tenants.

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Operating Expenses

	For the Three Months Ended June 30,
	2018	2017	$ change	% change
Operating expenses
Selling expenses	$1,152,273	$1,023,483	$128,790	13%
Depreciation and amortization	353,208	379,926	(26,718)	-7%
Leases-back expenses	25,240	537,235	(511,995)	-95%
Payroll and payroll related expenses	416,478	177,413	239,065	135%
Business taxes	140,948	149,430	(8,482)	-6%
Operating lease expense	147,787	163	147,624	90567%
Other general and administrative expenses	224,879	105,146	119,733	114%
Total operating expenses	$2,460,813	$2,372,796	$88,017	4%

	For the Six Months Ended June 30,
	2018	2017	$ change	% change
Operating expenses
Selling expenses	$2,549,947	$2,030,759	$519,188	26%
Depreciation and amortization	717,923	1,057,959	(340,036)	-32%
Leases-back expenses	3,536,610	927,612	2,608,998	281%
Payroll and payroll related expenses	700,804	412,007	288,797	70%
Business taxes	229,144	289,416	(60,272)	-21%
Operating lease expense	229,827	679	229,148	33748%
Other general and administrative expenses	543,669	471,845	71,824	15%
Total operating expenses	$8,507,924	$5,190,277	$3,317,647	64%

Selling expenses was $1.2 million for the second quarter of 2018, an increase of $0.1 million, or 13%, compared to $1.0 million for the corresponding period of 2017. Selling expenses was $2.5 million for first six months of 2018, an increase of $0.5 million, or 26%, compared to $2.0 million for the corresponding period of 2017. The increase in selling expenses in 2018 was primarily due to the increase in salary and union fees associated with personnel in the sales department.

Depreciation and amortization expenses was $353,208 for the second quarter of 2018, a decrease of $26,718, or 7%, compared to depreciation and amortization expenses of $379,926 for the corresponding period of 2017. Depreciation and amortization expenses was $717,923 for the first six months of 2018, a decrease of $340,036, or 32%, compared to depreciation and amortization expenses of $1,057,959 for the corresponding period of 2017. The decrease in depreciation and amortization expenses was primarily due to expiration of leases and derecognition of right-of-use (“ROU”) assets.

As part of business operations, the Company leases back properties in Victory Plaza that are owned by the occupants/retailers and subleases such properties to unrelated third parties with a separate lease term. Leases related to the property in group B (see Note 5, Rental Properties, Net) which were sold with a buy-back option are classified as financing leases. Leases related to the property in group D (see Note 5, Rental Properties, Net) will be classified as financing leases if the lease meets any of the following criteria: (I) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease will be classified as an operating lease if it is not classified as a finance lease.

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On March 27, 2018, Sino Pride leased an office space which expires on March 26, 2020. The lease is classified as operating lease. At the lease commencement date, the Company recognized a right-of-use asset and a lease liability, which is a present value of total lease payments discounted at 5.25% - a premium bank lending rate per annum at the date. The right-of-use asset is amortized over the term of lease.

We have elected early adoption of ASC Topic 842, the recent accounting updates related to leases. ASC 842 requires us to recognize finance leases as right of use asset in the balance sheet and amortize it in the life of the lease, and at the same time to record a liability to make lease payments (the lease liability) in the balance sheet. Most of our lease-back leases fit into the finance lease category.

Right of use assets consist of the followings as of June 30, 2018 and December 31, 2017:

Right of Use Assets as of June 30, 2018 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	6	$476,416	$(416,242)	$60,174
Financing lease	D	10	511,375	(487,923)	23,452
Operating lease	-	1	595,539	(74,026)	521,513
Total		17	$1,583,330	$(978,191)	$605,139

Right of Use Assets - As of December 31, 2017 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	12	$914,335	$(809,999)	$104,336
Financing lease	D	11	642,709	(604,840)	37,869
Operating lease	-	-	-	-	-
Total		23	$1,557,044	$(1,414,839)	$142,205

During the first two quarter of 2018, 7 lease-back leases were expired. The Company did not renew those leases.

Right of Use Assets as of June 30, 2017 in US $

Lease Type	Property Group	Leas	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	34	$1,837,281	$(1,408,319)	$428,962
Financing lease	D	12	673,882	(580,043)	93,839
Operating lease	-	-	-	-	-
Total		46	$2,511,163	$(1,988,362)	$522,801

Right of Use Assets - As of December 31, 2016 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	232	$12,760,260	$(11,993,818)	$766,442
Financing lease	D	16	753,178	(663,313)	89,865
Operating lease	D	1	30,969	(13,764)	17,205
Total		249	$13,544,407	$(12,670,895)	$873,512

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During the six months ended June 30, 2018, 202 lease-back leases were expired. The Company did not renew those leases.

Payroll and payroll related expenses were $0.4 million for the second quarter of 2018, an increase of $0.2 million, or 135%, compared to payroll and payroll related expenses of $ 0.2 million for the corresponding period of 2017. Payroll and payroll related expenses were $0.7 million for the first six months of 2018, an increase of $0.3 million, or 70%, compared to payroll and payroll related expenses of $ 0.4 million for the corresponding period of 2017. The increase in payroll and payroll related expenses were primarily due to increased number of employees in 2018.

Business taxes consists of value added tax (“VAT”), taxes related to rental, property tax, land use rights tax and other surcharges and fees. Business taxes was $140,948 for the second quarter of 2018, a decrease of $8,482, or 6%, as compared to business taxes of $149,430 for the corresponding period of 2017. Business taxes was $229,144 for the first six months of 2018, a decrease of $60,272, or 21%, as compared to business taxes of $289,416 for the corresponding period of 2017. The decrease in business taxes resulted from the decrease in property tax in 2018.

The operating lease expenses were $147,787 for the second quarter of 2018, an increase of $147,624, or 90567%, compared to the operating lease expenses of $163 for the second quarter of 2017. The operating lease expenses were $229,827 for the first six months of 2018, an increase of $229,148, or 33748%, compared to the operating lease expenses of $679 for the first six months of 2017. The increase in operating lease expense was primarily due to the rent expenses occurred in 2017 for the offices in the U.S. for the Company and in Hong Kong for its subsidiary.

Other general and administrative expenses was $0.2 million for the second quarter of 2018, an increase of $0.1 million, or 114%, compared to other general and administrative expenses of $0.1 million for the corresponding period of 2017. Other general and administrative expenses was $0.6 million for the first six months of 2018, an increase of $0.1 million, or 15%, compared to other general and administrative expenses of $0.5 million for the corresponding period of 2017. The increase in other general and administrative expenses was primarily due to the increased professional fee related to the Company’s IPO process.

Other Income (Expenses)

	For the Three Months Ended June 30,
	2018	2017	$ change	% change
Other income (expenses)
Interest income	$120,264	$539	$119,725	22212%
Interest - loans	(1,055,881)	(952,703)	(103,178)	11%
Interest - ROU and other capitalized liabilities	(61,301)	(210,416)	149,115	-71%
Interest - related parties	(130,931)	(130,007)	(924)	1%
Gain (loss) from foreign currency transactions	(1,103,927)	319,457	(1,423,384)	-446%
Other income	724,528	965	723,563	74981%
Total other expenses, net	$(1,507,248)	$(972,165)	$(535,083)	55%

	For the Six Months Ended June 30,
	2018	2017	$ change	% change
Other income (expenses)
Interest income	$131,852	$32,099	$99,753	311%
Interest - loans	(2,093,545)	(1,886,040)	(207,505)	11%
Interest - ROU and other capitalized liabilities	(144,308)	(490,420)	346,112	-71%
Interest - related parties	(262,755)	(259,502)	3,253	1%
Gain (loss) from foreign currency transactions	(378,877)	475,328	(854,205)	-180%
Gain on disposal of fixed assets	24	3,473	(3,449)	-99%
Other income	3,254,874	965	3,253,909	337193%
Total other income (expenses), net	$507,265	$(2,124,097)	$2,631,362	-124%

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Interest income was $120,264 for the second quarter of 2018, an increase of $119,725, or 22212%, compared to interest income of $539 for the second quarter of 2017. Interest income was $131,852, for the first six months of 2018, an increase of $99,753, or 311%, compared to interest income of $32,099 for the first six months of 2017.

Interest – loans expense was $1.1 million for the second quarter of 2018, an increase of $0.1 million, or 11%, compared to $1.0 million for the same period of 2017. Interest – loans expense was $2.1 million for the first six months of 2018, an increase of $0.2 million, or 11%, compared to $1.9 million for the same period of 2017. The increase was primarily due to the change of exchange rate, offset by approximately $1.5 million of loan repayment in first six months in 2018.

Interest – ROU and other capitalized liabilities expense was $61,301 for the second quarter of 2018, a decrease of $149,115, or 71%, compared to $210,416 for the same period of 2017. Interest – ROU and other capitalized liabilities expense was $144,308 for the first six months of 2018, a decrease of $346,112, or 71%, compared to $490,420 for the same period of 2017. The decrease in interest – ROU and other capitalized liabilities in 2017 was primarily due to the expiration of leases in 2017 and we did not renew these leases.

Interest – related parties’ expense was $130,931 for the second quarter of 2018, an increase of $924 or 1%, compared to $130,007 for the same period of 2017. Interest – related parties’ expense was $262,755 for the first six months of 2018, an increase of $3,253 or 1%, compared to $259,502 million in the corresponding period in 2017. Additionally, loss from foreign currency transactions was $1.1 million for the second quarter of 2018, compared to gain from foreign currency transaction of $0.3 million for the same period of 2017. Loss from foreign currency transactions was $0.4 million for the first six months of 2018, compared to gain from foreign currency transaction of $0.5 million for the same period of 2017.

The unpaid loan balance to Sino Pride, a related party, was approximately $13 million. This loan and related interest payable are denominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on Company’s book. By the end of the year, the loan balance and interest payable in US dollar will be translated to RMB recorded on Company’s book. The gain or loss will be recognized in the statements of operations. $1.1 million currency exchange loss and $0.4 million currency exchange gain for the second quarter and the first six months of 2018, respectively, was primarily due to the change of US$/RMB rate. On June 30, 2018, and March 31, 2018, one US dollar translated to RMB 6.6195 and 6.2875, respectively, while at December 31, 2017, one US dollar translated to RMB 6.5075. Exchange loss means that the Company needs more RMB to repay the loan and interest payable denominated in US dollar due to the change of exchange rate. Exchange gain means that the Company needs less RMB to repay the loan and interest payable denominated in US dollar due to the change of exchange rate.

Other income was $0.7 million for the second quarter of 2018, an increase of $0.7 million, or 74,981%, compared to $965 for the same period of 2017. Other income was $3.3 million for the first six months of 2018, an increase of $3.3 million, or 337,193%, compared to $965 for the same period of 2017. The increase in other income is mainly due to refund of taxes paid in prior years.

As a result of the above-mentioned discussion, the Company’s net loss was $1.2 million for the second quarter of 2018, an increase of $2,529, compared to net loss of $1.2 million for the same period of 2017. The Company’s net loss was $2.7 million for the first six months of 2018, a decrease of $0.6 million, compared to net loss of $3.2 million for the same period of 2017.

Liquidity and Capital Resources

The Cash flow generated from our operations is not sufficient to meet our daily operations, including the interest payment to bank loans. The current cash balance is not sufficient to support our renovation plan and repayment of bank loans. The Company will need to seek capital resources from our current shareholder, management or employees, outside sources, including through the sale of our equity securities, or from bank loans when available. There is no assurance that additional financing will be available to us. As explained elsewhere in this prospectus, DVPD has been listed as a “dishonest debtor” by the PRC courts and such designation may negatively impact our ability to obtain additional financing.

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The Company had cash and cash equivalents of $400,716 and $755,027 as of June 30, 2018 and December 31, 2017, respectively. Most of the Company’s funds are kept in financial institutions in China, which do not provide insurance for deposits. Moreover, the Company is subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain circumstances. Accordingly, such funds may not be readily available to satisfy obligations which have been incurred outside the PRC.

On July 20, 2014, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 390M Loan”) for a principal amount of $56,171,684 (RMB 390,000,000) long-term borrowing from Harbin Bank (the “Bank”). The RMB 390M Loan was used for “repayment of other bank loans, repayment of shareholder loans and renovations”. The RMB 390M Loan bore an interest of 7.86% per annum initially. Pursuant to the RMB 390M Loan agreement, the interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates were 5.88% and 5.96% for the three months ended June 30, 2018 and 2017, respectively. The average interest rates were 5.88% and 5.96% for the six months ended June 30, 2018 and 2017, respectively. Originally, the RMB 390M Loan will mature on June 19, 2024. On August 17, 2017, the Bank informed DVPD that the Bank agreed the following: (i) to extend the maturity date of the RMB 390M Loan from July 19, 2024 to July 18, 2027; (ii) to extend initial monthly repayment date from August 20, 2017 to July 20, 2020, during the extended period, the Company has to repay the principal of $72,015 (RMB 500,000) per quarter at the minimum plus monthly interest payment; (iii) add Mr. Alex Brown, the controlling shareholder and founder of VCI, as a joint and several guarantor. The RMB 390M Loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Dalian Victory. Upon Bank’s declaration of an event of default under the Loan agreement, Bank may demand payment in full of all outstanding principal and accrued interest. The RMB 390M Loan balance was $58,690,234 (RMB 388,500,000) and $59,777,180 (RMB 389,000,000) at June 30, 2018 and December 31, 2017, respectively.

The RMB 390M Loan is secured substantially by the 18,650 square meters (200,747 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD, DVBM, and Mr. Alex Brown. If DVPD fails to fulfill the obligations of the relevant provisions of the RMB 390M Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan.

On March 24, 2015, DVPD entered into a loan agreement (the “RMB 50M Loan”) for a principal of $7,201,498 (RMB50, 000,000) long-term borrowing from the Bank. The RMB 50M Loan was used for “renovations”. The RMB 50M Loan bore an interest of 7.08% per annum initially. The interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates for the three months ended June 30, 2018 and 2017 were 5.91% and 5.92%, respectively. The average interest rates for the six months ended June 30, 2018 and 2017 were 5.91% and 5.92%, respectively. The maturity date of the RMB 50M Loan is July 19, 2024. The RMB 50M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon Bank’s declaration of an event of default under the loan agreement, the Bank may demand payment in full of all outstanding principal and accrued interest.

The RMB 50M Loan is secured substantially by the 2,053 square meters (22,098 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD and DVBM. When DVPD fails to fulfill the obligations of the relevant provisions of the Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan. The Company is required to make the principal and interest payments from April 20, 2015 through the Maturity Date. The RMB 50M Loan balance was $4,990,666 (RMB 33,035,714) and $5,419,571 (RMB 35,267,857) at June 30, 2018 and December 31, 2017, respectively.

On September 29, 2017, DVPD entered into a liquidity loan agreement (the “RMB 9M Loan”) with the Dalian Economic Development Zone Branch of the Bank (the “Branch”), pursuant to which DVPD borrowed $1.3 million (RMB 9 million) from the Bank. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from September 30, 2017 to September 24, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Branch at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 9M loan is used for short term liquidity needs and guaranteed jointly by Alex Brown, DVPD and DVBM. The RMB 9M Loan was repaid on December 29, 2017.

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The weighted average short-term loan balance consisting of loan from financial institution was $921,051 and $0 for the three months ended June 30, 2018 and 2017, respectively. The weighted average short-term loan balance consisting of loan from financial institution was $1,639,604 and $0 for the six months ended June 30, 2018 and 2017, respectively. The weighted average interest rate for short term loan was 6.50% and 0% per annum for the three months ended June 30, 2018 and 2017, respectively. The weighted average interest rate for short term loan was 6.50% and 0% per annum for the six months ended June 30, 2018 and 2017, respectively.

On December 21, 2017, DVPD entered into a liquidity loan agreement (the “RMB 23M Loan”) for a principal amount of $3,534,383 (RMB 23,000,000) from Harbin Bank (the “Bank”). The RMB 23M Loan is used for short term liquidity needs. On December 28, 2017, DVPD borrowed $1,844,026 (RBM 12,000,000) from the principal. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from December 21, 2017 to December 20, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. On January 19, 2018, DVPD borrowed $1,844,026 (RBM 11,000,000) from the remaining principal. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The maturity date of the loan is December 20, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Bank at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 23M loan is secured by the same collateral as the RMB 50M loan and is guaranteed jointly by DVBM and Sino Pride.

Sino Pride is a major cash source to the operation of DVPD and DVBM. In the period from 1996 to 2008, DVPD received total loans of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, repayment amount was $4,068,630. Loan payable to Sino Pride bears interest at 8% per annum. As of June 30, 2018, remaining principal payable was $13,103,748 and interest payable was $8,008,165.

DVDC contributed land use rights and infrastructures totaling $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, and $13,200,000 was recorded as loan payable by DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears interest at 8% per annum. Remaining part of principal bears interest at benchmark bank rate of China.

Loan payable due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,198,557 and $63,020,584, respectively as of June 30, 2018 and December 31, 2017. The balance due to shareholder bears no interest and is payable on demand.

As of June 30, 2018, the Company had property financing agreement payable of $77,054,175, leases liability payable of $1,012,707, lease-back payable past due amounted to $6,121,749, and unpaid balance in connection with property buy-back of $7,267,278. As of June 30, 2018, there were total of 492 lawsuits filed against the Company in Dalian City, China. Litigants claimed that the Company did not buy back the property as pursuant to the sales contract or the Company did not pay the promised lease-back rental payments on time. These claims amounted to $24,045,310 (RMB159,167,926) translated at the June 30, 2018 exchange rate). These payables were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”. In accordance with the progress of litigation cases, the Company accrued total of $2,855,910 litigation payable as of June 30, 2018. The Company will record the related attorney fees when incurred. The attorney fee in connection with litigation cases was $31,784 and $3,011 for the three months ended June 30, 2018 and 2017, respectively. The attorney fee in connection with litigation cases was $98,218 and $329,619 for the six months ended June 30, 2018 and 2017, respectively.

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These litigations are caused by our failure to buy back the properties when requested to or our failure to pay rents for certain lease-back units. Subsequently, certain units owned by DVPD have been frozen from transfer or disposition by the courts. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has been listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may be imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties. In addition, the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash.

As of September 6, 2018, there were a total of 498 lawsuit cases against the Company in Dalian City, China. Litigants claimed that the Company did not buy back the properties pursuant to the sales contracts or the Company did not pay the promised lease and lease-back rental payments on time. These claims amounted to $23,295,505 (RMB159,089,666).

As of June 30, 2018, the Management estimated that current recorded property financing agreement payable in the amount of $77,054,175, buy-back payable of $7,267,278, lease-back liability payable of $1,012,707 and expired lease payable $6,121,749, totaled $91,455,909, were approximate to the total final payments. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability. As of June 30, 2018, the Company accrued a total of $2,855,910 litigation payable.

To address our capital needs in 2018 and going forward, we have engaged SML to buy back certain property and have been actively negotiating with owners to resolve the litigation cases at a low cost. In addition, we plan to raise capital through equity or debt offering including this offering and obtain loans from the banks once DVPD is removed from the dishonest debtor listing and borrow from our shareholders if necessary to implement our renovation plan to develop Victory Plaza into a modern multi-functional shopping center and fund future operations. Failure to raise adequate capital and generate adequate revenues could result in the Company having to curtail or cease operations.

In addition, the PRC government imposes controls on the convertibility of the renminbi, or “RMB” into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Please see “Regulations Regarding Foreign Exchange” on page 44-45.

Cash Flows

Cash and cash equivalents was $400,716 and $183,551, as of June 30, 2018 and June 30, 2017, respectively. Cash and cash equivalents decreased by $354,311 and increased by $150,789 for the six months ended June 30, 2018 and June 30, 2017, respectively. The following table sets the changes in cash flow.

	Six Months Ended June 30
	2018	2017	$ Change
Net Cash (Used in) Provided by Operating Activities	$(2,010,215)	$540,647	$(2,550,862)
Net Cash Used in Investing Activities	(106,300)	(41,313)	(64,987)
Net Cash Provided by (Used in) Financing Activities	1,762,193	(391,059)	2,153,252
Effect of exchange rate changes on cash and cash equivalents	11	42,514	(42,503)
Net increase (decrease) in cash and cash equivalents	$(354,311)	$150,789	$(505,100)

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Operating Activities

Cash flows from operating activities primarily consist of cash inflows from tenant rental and management fee income payments, and tenant property expense reimbursements and cash outflows for property operating costs, selling expenses, business taxes, and general and administrative expenses.

In the first six months of 2018, net cash used in operating activities was $2,010,215, as compared to net cash provided of $540,647 in the same period of 2017. The net cash used in operating activities was primarily due to the net loss of $2,678,337, $3,818,722 increase in other receivable, $266,790 increase in tenant and sundry receivables, $242,282 increase in prepaid expense and other assets, $222,824 decrease in accounts payable and accrued liabilities, offset by $3,001,485 increase in other payables, $717,923 in depreciation and amortization, $378,877 foreign currency exchange gain on loan and interest repayments to related party, $652,306 increase in deferred rental income, $263,977 increase in interest payable to related party.

In the first six month of 2017, net cash used in operating activities was primarily due to the net loss of $3,255,417 and a loss of $475,328 in foreign currency exchange on loan and interest repayment to related party, $472,043 decrease in deferred rental income, offset by $1,057,959 in depreciation and amortization, $978,768 decrease in tenant and sundry receivables, $460,328 increase in property financing agreements payable, $206,480 increase in accounts payable and accrued liabilities, $259,501 increase in interest payable to related party, $1,855,537 increase in other payables.

Investing Activities

Cash flows from investing activities are impacted by the nature, timing and extent of investments and improvement in our shopping center, including capital expenditures associated with leasing and renovation efforts, and our acquisition and disposition plans. Capital used in or provided from these activities can vary significantly from period to period based on the volume and timing of these activities.

In the first six months of 2018, net cash used in investing activities was $106,300, which was due to capital expenditures in fixed assets and improvements.

In the first six months of 2017, net cash used in investing activities was $41,313 which was due to capital expenditures in fixed assets and improvements.

Financing Activities

Cash flows from financing activities are impacted by the nature, timing and extent of issuances of debt securities, as well as principal and other payments associated with our outstanding indebtedness.

In the first six months of 2018, net cash provided by financing activities was $1,762,193 which was primarily due to the $1,726,804 in proceeds from bank loans and $529,899 advance from shareholder, offset by the $428,898 repayment of bank loan.

In the first six months of 2017, net cash used in financing activities was $391,059 which was primarily due to the $389,644 repayment of bank loans.

In the normal course of business, we also face risks that are either non-financial or non-qualitative. Such risks principally include legal risk. For a discussion of other factors which may adversely affect our liquidity and capital resources, please see the section titled “Risk Factors” in this prospectus.

Comparison of Results of Operations for the Year Ended December 31, 2017 and 2016

Revenues

Our revenues, which consist of property rentals, property management fees and other income, were $8,796,781 for the year ended December 31, 2017, compared to $9,420,403 in the year ended December 31, 2016, a decrease of $623,622, or 7%. Below are the details of revenues.

	2017	2016	$ Changes	% Changes
		(As Restated)
Revenues
Rental Income	$3,297,000	$3,870,156	$(573,156)	-14.81%
Management fee income	5,001,813	4,757,350	244,463	5.14%
Other income	497,968	792,897	(294,929)	-37.20%
Total Revenues	$8,796,781	$9,420,403	$(623,622)	-6.62%

Rental income was $3.3 million in 2017, a decrease of $0.6 million, or 15%, compared to rental income of $3.9 million in 2016. The decrease in rental income was primarily due to the negative impact of booming E-commerce online stores from 2012 to 2017 in China. Entrepreneurs and property investors have less interest in retail store business in recent years. The direct impact to us was store vacancy increased. Our rented stores space in square meters was approximately 14,236 square meters (153,237 square feet) in the month of December 2017, a decrease of 1,624 square meters (17,483 square feet), or 10%, compared to rented space of 15,860 square meters (170,720 square feet) in the month of December 2016. Decreased occupancy rate drove down the unit rental price consequently. Average rental price per square meter was $236 (RMB1,536) in the month of December 2017, a decrease of $19 (RMB231), or 7%, compared to average rental price per square meter of $255 (RMB1,767) in the month of December 2016.

Management fee income for the year ended December 31, 2017 was $5.0 million, an increase of $0.2 million, or 5%, compared to management fee income of $4.8 million in the corresponding period in 2016. The increase in management fee was primarily due to new management fee income from the garage we sold in 2016. In addition, we also collected some long-term historically uncollectable management fee from owners in 2017 and recognized income in 2017.

Other income for the year ended December 31, 2017 was $ 0.5 million, a decrease of $0.3 million, compared to the other income of $0.8 million during the fiscal 2016. The decrease in other income was primarily due to decreased income from garage. We sold the garage to a third party in 2016.

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Operating Expenses

	2017	2016	$ Change	% Change
		(As Restated)
Operating Expenses
Selling expense	$4,608,342	$4,543,848	$64,494	1%
Depreciation and amortization	1,369,206	2,934,369	(1,565,163)	-53%
Leases-back expense	2,593,033	5,919,634	(3,326,601)	-56%
Payroll and payroll related expenses	931,505	1,174,505	(243,000)	-21%
Business taxes	472,367	1,120,528	(648,161)	-58%
Operating lease expense	126,852	11,541	115,311	999%
Other general and administrative expenses	1,348,550	611,009	737,541	121%
Total Operating Expenses	$11,449,855	$16,315,434	$(4,865,579)	-30%

Selling expenses was $ 4.6 million for the year ended December 31, 2017, an increase of $ 64,494, or 1%, compared to $4.5 million in 2016. The increase in selling expenses in 2017 was primarily due to increase in salary and union fees associated with personnel in the sales department.

Depreciation and amortization expenses was $1.4 million for the year ended December 31, 2017, a decrease of $1.6 million, or 53%, compared to depreciation and amortization expenses of $2.9 million in 2016. The decrease in depreciation and amortization expenses was primarily due to expiration of leases and derecognition of right-of-use (“ROU”) assets.

As part of business operations, the Company leases back properties in Victory Plaza that are owned by the occupant/retailer and subleases such properties to unrelated third parties with a separate lease term. Leases related to the property in group B (see Note 5, Rental Properties, Net) which were sold with a buy-back option are classified as financing leases. Leases related to the property in group D (see Note 5, Rental Properties, Net) will be classified as financing leases if the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease will be classified as an operating lease if it is not classified as a finance lease.

We have elected early adoption of ASC Topic 842, the recent accounting updates related to leases. ASC 842 requires us to recognize finance leases as right of use asset in the balance sheet and amortize it in the life of the lease, and at the same time to record a liability to make lease payments (the lease liability) in the balance sheet. Most of our lease-back leases fit into the finance lease category.

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Right of use assets consist of the followings as of December 31, 2017 and 2016:

Rental Property

All of our rental properties are located in Victory Plaza, located at Dalian, Liaoning Province, PRC. As previously disclosed, Victory Plaza is approximately 137,500 square meters (1,480,038 square feet), which is owned and occupied by various retailers. We categorize the various ownership status of such rental space into the following four categories:

Group A: rental properties 100% owned by us;

Group B: rental properties that were previously sold to a third party buyer with a buy-back arrangement, as described below the following table;

Group C: rental properties that were previously sold to a third party buyer with a buy-back arrangement, which has since been transferred to SML in accordance with SML Agreement; and

Group D: rental properties that were previously sold to a third party buyer without any buy-back arrangements or rights.

Right of Use Assets as of December 31, 2017 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	12	$914,335	$(809,999)	$104,336
Financing lease	D	11	642,709	(604,840)	37,869
Operating lease	-	-	-	-	-
Total		23	$1,557,044	$(1,414,839)	$142,205

Right of Use Assets - As of December 31, 2016 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	232	$12,760,260	$(11,993,818)	$766,442
Financing lease	D	16	753,178	(663,313)	89,865
Operating lease	D	1	30,969	(13,764)	17,205
Total		249	$13,544,407	$(12,670,895)	$873,512

During 2017, 226 lease-back leases expired. The Company did not renew these leases. Amortization of ROU assets was $0.2 million in 2017, a decrease of $1.3 million, compared to amortization of ROU assets of $1.42 million in 2016.

Lease-back expense was $2.6 million for the year ended December 31, 2017, a decrease of $3.3 million, or 56%, compared to lease-back expenses of $5.9 million in 2016. Lease-back expense consists of additional lease payments resulted from later payment or settlement payment to the property owner and guaranteed rent payments. The decrease in lease-back expense is primarily due to the expiration of leases in 2017. As a result, guaranteed rent expense decreased by $0.6 million and accrued additional lease expense decreased by $6.2 million, totaling $6.8 million decrease in lease expenses offset by $3.5 million increase in accrued litigation expense.

Payroll and payroll related expenses were $0.9 million for the year ended December 31, 2017, a decrease of $0.2 million, or 21%, compared to payroll and payroll related expenses of $1.1 million in 2016. The decrease in payroll and payroll related expenses were primarily due to decrease in benefit expenses in 2017.

Business taxes consists of value added tax (“VAT”), taxes related to rental, property tax, land use rights tax and other surcharges and fees. Business taxes was $0.5 million for the year ended December 31, 2017, a decrease of approximately $0.6 million, or 58%, as compared to business taxes of $1.1 million in 2016. The decrease in business taxes resulted from decrease in land appreciation tax of $0.20 million, decrease in tax additions of $0.18 million and decrease in tax penalty expense of $0.1 million in 2017.

The operating lease expenses were $126,852 for the year ended December 31, 2017, an increase of $115,311, or 1000%, compared to the operating lease expenses of $11,541 in 2016. The increase in operating lease expense was primarily due to the rent expenses occurred in 2017 for the offices in the U.S. for the Company and in Hong Kong for its subsidiary. The rent expense of $113,507 was recorded as operating lease expense. Operating lease expense in connection with ROU asset and liability was $13,345 and $11,542 in 2017 and 2016, respectively.

Other general and administrative expenses was $1.3 million for the year ended December 31, 2017, an increase of $0.7 million, or 121%, compared to other general and administrative expenses of $0.6 million in 2016. The increase in other general and administrative expenses was primarily due to (i) $0.5 million of attorney and consulting fee occurred in 2017 in connection with litigation cases, and (ii) increase in other expenses.

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Other Income (Expenses)

	2017	2016	$ Change	% Change
		(As Restated)
Other income(expenses)
Interest income	$199	$4,556	$(4,357)	-96%
Interest - loans	(3,879,021)	(3,986,940)	107,919	-3%
Interest - ROU and other capitalized liabilities	(767,425)	(1,380,613)	613,188	-44%
Interest - related parties	(523,696)	(551,713)	28,017	-5%
Gain/Loss from foreign currency transactions	1,334,212	(1,268,162)	2,602,374	205%
Gain on disposal of fixed assets	3,481	664,353	(660,872)	-99%
Loss on expired ROU asset	(580,901)	(1,167,330)	586,429	-50%
Other income	73,719	3,856	69,863	1812%
Total other expenses, net	$(4,339,432)	$(7,681,993)	$3,342,561	-44%

Interest income was $199 for the year ended December 31, 2017, a decrease of $4,375, or 96%, compared to interest income of $4,556 in 2016.

Interest – loans was $3.9 million for the year ended December 31, 2017, a decrease of $0.1 million, or 3%, compared to $4.0 million in 2016. The decrease was primarily due to interest rate is lower in 2017. The average bank interest rate was 5.97% in 2017, a decrease of 0.04%, compared to 6.01% in 2016.

Interest – ROU and other capitalized liabilities was $0.8 million for the year ended December 31, 2017, a decrease of $0.6 million, or 44%, compared to $1.4 million in 2016. The decrease in interest – ROU and other capitalized liabilities in 2017 was primarily due to the expiration of leases in 2017 and we did not renew these leases.

Interest – related parties was $523,696 for the year ended December 31, 2017, a decrease of $28,017, or 5%, compared to $551,713 million in 2016. Additionally, gain from foreign currency transactions was $1.3 million for the year ended December 31, 2017, an increase of $2.6 million, or 205%, compared to loss from foreign currency transaction of $1.3 million in 2016.

The unpaid loan balance to Sino Pride, a related party, was approximately $14 million. This loan and related interest payable are denominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on Company’s book. By the end of the year, the loan balance and interest payable in US dollar will be translated to RMB recorded on Company’s book. The gain or loss will be recognized in the statements of operations. $1.4 million currency exchange gain in the year ended December 31, 2017 was primarily due to the change of US$/RMB rate. As of December 31, 2017, one US dollar translated to RMB 6.5075, while at December 31, 2016, one US dollar translated to RMB 6.943. Exchange gain means that the Company needs less RMB to repay the loan and interest payable denominated in US dollar due to the change of exchange rate.

Gain on disposal of fixed assets was $3,481 for the year ended December 31, 2017, a decrease of $660,872, or 99%, compared to $664,353 in 2016. The Company disposed certain assets in order to implement our strategy of long term development. In 2016, we disposed the garage of Victory Plaza and some other old building machinery and equipment and realized total gain of $0.7 million. The sales price for the garage was $10.1 million (RMB 70,000,000). The Company received $9.8 million (RMB 68,000,000) cash net of sales expenses in 2016 and the remaining balance of $0.3 million was in accounts receivable. In connection with the sale of the garage, we derecognized net assets of $9.4 million (RMB 65,175,337).

Loss on expired ROU asset was $580,901 in 2017, and decrease of $586,429, compared to $1,167,330 in 2016. Loss on expired ROU asset resulted from the termination of leases. The loss represents the remaining balance of unamortized ROU asset. Most of lease-back leases expired in 2015, 2016 and 2017. The Company has no plan to lease-back these property until our renovation plan is accomplished.

The following table sets forth the outstanding lease contracts at the beginning of 2016 and 2017.

Outstanding leases	Units	Square Feet	Annual lease payable
2016	566	151,036	3,645,098
2017	249	63,666	1,011,675

Future minimum lease payable at December 31, 2017 were as follows:

Years ending December 31,	Lease Unit	Square Feet	Minimum Lease Payable
2018	11	2,347	$136,920
2019	5	777	51,195
2020	-	-	5,702
Total future minimum lease payable			$193,817

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As a result of the above-mentioned discussion, the Company’s net loss was $7.0 million for the year ended December 31, 2017, a decrease of $7.6 million, compared to net loss of $14.6 million in 2016.

Liquidity and Capital Resources

The cash flow generated from our operations is not sufficient to meet our daily operations, including the interest payment to bank loans. The current cash balance is not sufficient to support our renovation plan and repayment of bank loans. The Company will need to seek capital resources from our current shareholder, management or employees, outside sources, including through the sale of our equity securities, or from bank loans when available. There is no assurance that additional financing will be available to us. As explained elsewhere in this prospectus, DVPD has been listed as a “dishonest debtor” by the PRC courts and such designation may negatively impact our ability to obtain additional financing.

The Company had cash and cash equivalents of $755,027 and $32,763 as of December 31, 2017 and 2016, respectively. Most of the Company’s funds are kept in financial institutions in China, which do not provide insurance for deposits. Moreover, the Company is subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain circumstances. Accordingly, such funds may not be readily available to satisfy obligations which have been incurred outside the PRC.

On July 20, 2014, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 390M Loan”) for a principal amount of $56,171,684 (RMB 390,000,000) long-term borrowing from Harbin Bank (the “Bank”). The RMB 390M Loan was used for “repayment of other bank loans, repayment of the former shareholder loans and renovations.” The RMB 390M Loan bore interest at 7.86% per annum initially. Pursuant to the 390M Loan agreement, the interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rate at December 31, 2017 and 2016 were 5.97% and 6.01% per annum, respectively. Originally, the RMB 390M Loan will mature on June 19, 2024. On August 17, 2017, the Bank informed DVPD that the Bank agreed to the following: (i) to extend the maturity date of the RMB 390M Loan from July 19, 2024 to July 18, 2027; (ii) to extend initial monthly repayment date from August 20, 2017 to July 20, 2020, during the extended period, the Company has to repay the principal of $72,015 (RMB 500,000) per quarter at the minimum plus monthly interest payment; and (iii) add Mr. Alex Brown, the controlling shareholder and founder of VCI, as a joint and several guarantors. The RMB 390M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Dalian Victory. Upon Bank’s declaration of an event of default under the loan agreement, the Bank may demand payment in full of all outstanding principal and accrued interest. The loan agreement also includes a dividend blocker.

The borrowings are secured substantially by the 18,650 square meters (200,747 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD, DVBM and Mr. Alex Brown. When DVPD fails to fulfill the obligations of the relevant provisions of the RMB 390M Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan.

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On March 24, 2015, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 50M Loan”) for a principal of $7,201,498 (RMB 50,000,000) long-term borrowing from the Bank. The RMB 50M Loan was used for “renovations.” The 50M Loan bore interest at 7.08% per annum. The interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% adjusted on October 24, 2015.The average interest rate at December 31, 2017 and 2016 were 5.92% and 5.93%, respectively. The maturity date of the 50M Loan is July 19, 2024. The 50M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Bank’s declaration of an event of default under the Loan agreement, the Bank may demand payment in full of all outstanding principal and accrued interest. The loan agreement also includes a dividend blocker. The borrowings are secured substantially by the 2,053 square meters (approximately 22,098 square feet) of rental property owned by DVPD and guaranteed by Sino Pride, DVPD and DVBM. The Company is required to make the principal and interest payments through the maturity date of the RMB 50M Loan. The 50M Loan balance was $5,419,571 (RMB 35,267,857 translated at December 31, 2017 exchange rate) and $5,851,217 (RMB40,625,000 translated at December 31, 2016 exchange rate) at December 31, 2017 and 2016, respectively.

On September 29, 2017, DVPD entered into a liquidity loan agreement (the “RMB 9M Loan”) with Dalian Economic Development Zone Branch of the Bank (the “Branch”), a PRC bank, pursuant to which DVPD borrowed $1.3 (RMB9 million) from the Branch. The RMB 9M Loan bears the interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from September 30, 2017 to September 24, 2018. Upon the maturity, the entire principal amount is required to be paid. DVPD can elect to repay the RMB 9M Loan before the maturity date upon 30 days prior notice to the Branch. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Bank at least 15 days prior to the Maturity Date.

The loan agreement of the RMB 9M Loan includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the Loan agreement, the Branch may demand repayment in full with accrued interest. The RMB 9M Loan also includes a dividend blocker. The RMB 9M loan is used for short term liquidity needs and guaranteed jointly by Alex Brown, DVPD and DVBM. The RMB 9M Loan was repaid on December 29, 2017.

On December 21, 2017, DVPD entered into a liquidity loan agreement (the “RMB 23M Loan”) for a principal amount of $3,534,383 (RMB 23,000,000) from the Bank. The RMB 23M Loan is used for short term liquidity needs. On December 28, 2017, DVPD borrowed $1,844,026 (RBM 12,000,000) from the principal. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from December 21, 2017 to December 22, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Bank at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 23M loan is secured substantially by the 2,053 square meters (22,098 square feet) of rental properties owned by DVPD and guaranteed jointly by DVBM and Sino Pride.

Sino Pride is a major cash source to the operation of DVPD and DVBM. In the period from 1996 to 2008, DVPD received total loans of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, repayment amount was $4,068,630. Loan payable to Sino Pride bears interest at 8% per annum. As of December 31, 2017, remaining principal payable was $13,503,748 and interest payable was $7,451,973.

DVDC contributed land use rights and infrastructures totaling $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, and $13,200,000 was recorded as loan payable by DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears interest at 8% per annum. Remaining part of principal bears interest at benchmark bank rate of China.

Loan payable due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,020,584 and $63,257,533, respectively at December 31, 2017 and 2016. The balance due to shareholder bears no interest and is payable on demand.

As of December 31, 2017, the Company had property financing agreement payable of $78,219,579, leases liability payable of $725,426, expired lease-back payable of $5,976,264, and buy-back payable of $6,426,060. As of December 31, 2017, there were total of 455 lawsuit cases against the Company in Dalian City, China. The litigant claimed that the Company did not buy back the property as pursuant to the sales contract or the Company did not pay the promised lease-back rent on time. These claims amounted to $22,737,166 (RMB 147,962,107 translated at December 31, 2017 exchange rate). These payables were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”. As of December 31, the Company accrued additional $2,901,221 litigation payable. The Company will record attorney fees when it was paid. As of December 31, 2017, the attorney fee in connection with litigation cases was $666,599 and $65,123 for December 31, 2017 and 2016, respectively

These litigations are caused by our failure to buy back the properties when requested to or our failure to pay rents for certain lease-back units. Subsequently, certain units owned by DVPD have been frozen from transfer or disposition by the courts. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has been listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may been imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties. In addition, the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash.

As of September 6, 2018, to our knowledge, there were total of 498 litigations against the Company in Dalian City, China. Litigants claimed that the Company did not buy back the property as indicated at the sales contract or the Company did not pay promised lease-back rent on time. These claims amounted to $23,295,505 (RMB159,089,666). Please refer to Historical Issue on page 38 for more details.

As of June 30, 2018, the Management estimated that current recorded property financing agreement payable in the amount of $77,054,175, buy-back payable of $7,267,278, lease-back liability payable of $1,012,707 and expired lease payable $6,121,749, totaled $91,455,909, were approximate to the total final payments. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability. As of June 30, 2018, the Company accrued a total of $2,855,910 litigation payable.

To address our capital needs in 2018 and going forward, we have engaged SML to buy back certain property and have been actively negotiating with owners to resolve the litigation cases at a low cost. In addition, we plan to raise capital through equity or debt offering including this offering and obtain loans from the banks once DVPD is removed from the dishonest debtor listing and borrow from our shareholders if necessary to implement our renovation plan to develop Victory Plaza into a modern multi-functional shopping center and fund future operations. Failure to raise adequate capital and generate adequate revenues could result in the Company having to curtail or cease operations.

In addition, the PRC government imposes controls on the convertibility of the renminbi, or “RMB” into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Please see “Regulations Regarding Foreign Exchange” on page 44-45.

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Cash Flows

Cash and cash equivalents were $755,027 and $32,763, as of December 31, 2017 and 2016, respectively. Cash and cash equivalents increased by $722,264 and decreased by $173,588 in year 2017 and 2016, respectively. The following table sets the changes in cash flow.

	2017	2016	$ Change
		(As Restated)
Net Cash Used in Operating Activities	$(1,099,315)	$(7,807,366)	$6,708,050
Net Cash Provided by (Used in) Investing Activities	(69,827)	9,676,567	(9,746,394)
Net Cash Provided by ( Used in ) Financing Activities	1,885,953	(2,017,760)	3,903,713
Foreign Exchange effects	5,453	(25,029)	30,484
Net Change in cash	$722,264	$(173,588)	$895,853

Operating Activities

Cash flows from operating activities primarily consist of cash inflows from tenant rental and management fee income payments, and tenant property expense reimbursements and cash outflows for property operating costs, selling expenses, business taxes, and general and administrative expenses.

In 2017, net cash used in operating activities was $1,099,315, as compared to $7,807,366 in 2016. The net cash used in operating activities was primarily from $6,992,506 in loss, $1,334,293 in non-cash foreign currency exchange gain on loan and interest repayments to related party, and $810,467 decrease in deferred rental income, offset by $1,369,206 in non-cash depreciation and amortization expenses, $4,214,397 in other payable, $922,566 in prepaid expense and other assets, $580,901 in loss on expired ROU asset, and change in working capital and others of $950,881.

In 2016, net cash used in operating activities was primarily from $14,577,024 in loss and $2,064,213 decrease in deferred rental income, offset by $2,934,369 in non-cash depreciation and amortization expenses, $1,268,162 in non-cash foreign currency exchange loss on loan and interest repayments to related party, non-cash loss on expired ROU asset of $1,167,330, and change in working capital and others of $3,464,010.

Investing Activities

Cash flows from investing activities are impacted by the nature, timing and extent of investments and improvement in our shopping center, including capital expenditures associated with leasing and renovation efforts, and our acquisition and disposition plans. Capital used in or provided from these activities can vary significantly from period to period based on the volume and timing of these activities.

In 2017, net cash used in investing activities was $69,827 in which $75,967 is from capital expenditures in fixed assets and improvements.

In 2016, net cash provided by investing activities was $9,676,567 which was primarily from $9,792,297 in disposition of fixed assets which is related to garage units and land use rights at Dalian Victory Shopping Plaza.

Financing Activities

Cash flows from financing activities are impacted by the nature, timing and extent of issuances of debt securities, as well as principal and other payments associated with our outstanding indebtedness.

In 2017, net cash provided by financing activities was $1,885,953 which was due to $1,775,463 in proceeds from bank loans and $1,051,063 advance from shareholder, offset by the repayment of bank loan of $940,573 in 2017.

In 2016, net cash used in financing activities was $2,017,760 which was due to $4,504,652 in repayment of bank loans and $229,461 in repayment to shareholder, offset by $2,716,353 in proceeds from bank loans.

In the normal course of business, we also face risks that are either non-financial or non-qualitative. Such risks principally include legal risk. For a discussion of other factors which may adversely affect our liquidity and capital resources, please see the section titled “Risk Factors” in this prospectus.

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Results of Operations

Contractual Obligations

The following tables set forth information on our material contractually obligated payments for the periods ending June 30:

	2019	2020	2021	2022	2022	2022 and thereafter	Total
Long-Term Loans (1)	$4,586,015	$1,111,432	$1,111,432	$1,111,432	$1,111,432	$58,123,740	$67,155,483
Purchase-back payable (2)	46,804,230	582,688	380,980	266,244	-	-	48,034,142
SML agreement payable (3)	-	29,182,104	-	-	-	-	29,182,104
Finance Leases (4)	87,669	18,094	468	-	-	-	106,231
Operating Lease (5)	327,481	245,610	-	-	-	-	573,091
Purchase-back payable (6)	7,267,278	-	-	-	-	-	7,267,278
Expired lease-back payable (7)	6,121,749	-	-	-	-	-	6,121,749
Total	$65,194,422	$31,139,928	$1,492,880	$1,377,676	$1,111,432	$58,123,740	$158,440,078

The following tables set forth information on our material contractually obligated payments for the periods ending December 31:

	2018	2019	2020	2021	2022	2022 and thereafter	Total
Long-Term Loans (1)	$2,974,591	$1,130,564	$1,130,564	$1,130,564	$1,130,564	$59,543,930	$67,040,777
Purchase-back payable (2)	46,117,618	1,979,700	492,708	-	270,826	-	48,860,852
SML agreement payable (3)	-	-	29,684,354	-	-	-	29,684,354
Finance Leases (4)	136,920	51,195	5,702	-	-	-	193,817
Operating Lease (5)	49,527	-	-	-	-	-	49,527
Purchase-back payable (6)	6,426,060	-	-	-	-	-	6,426,060
Expired lease-back payable (7)	5,976,264	-	-	-	-	-	5,976,264
Total	$61,680,980	$3,161,459	$31,313,328	$1,130,564	$1,401,390	$59,543,930	$158,231,651

(1)	See Note 9 to our consolidated financial statements for further information regarding interest rates and future repayment dates.
(2)	These are purchase back payable resulted from sale and buy-back transactions, which excluded the SML agreement payable that presented in a separate line item. See Note 10 to our consolidated financial statements for further information.
(3)	SML agreement payable consisted of purchase-back payable of $25,266,625 and $25,701,487 as of June 30, 2018 and December 31, 2017, respectively, and lease-back payable of $3,915,479 and $3,982,867 as of June 30, 2018 and December 31, 2017, respectively. See Note 10 to our consolidated financial statements for further information.
(4)	These finance leases result from some lease-back transactions. See Note 12 to our consolidated financial statements for further information.
(5)	These finance leases result from some lease-back transactions. See Note 12 to our consolidated financial statements for further information.
(6)	This obligation resulted from previous purchase-back payable. It is past due. See Note 13 to our consolidated financial statements for further information.
(7)	This obligation is from expired lease and payment is past due. See Note 13 to our consolidated financial statements for further information.

Our Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could ultimately differ from those estimates.

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Basis of consolidation

The accompanying consolidated financial statements present the historical results of operations and cash flows of Sino Pride and subsidiaries, and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented (see Note 16 for the 20,700,000 common shares issued on November 13, 2017).

The Company’s consolidated financial statements include the accounts of VCM from July 5, 2017 (inception date) to December 31, 2017, the accounts of VCI from July 13, 2017 (inception date) to December 31, 2017, and the accounts of all subsidiaries: Sino Pride, DVPD and DVBM for the years ended December 31, 2017 and 2016. VCI is also included in the consolidation. BVI has no activities during the year ended December 31, 2017.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the dates of the consolidated financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates in the years ended December 31, 2017 and 2016 include the allowance for doubtful accounts on tenant receivable and other receivables, recoverability of long-lived assets, the useful life of rental properties, property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollars. The functional currency of VCM and VCI is the U.S. dollar, the functional currency of DVPD and DVBM is Chinese Renminbi (“RMB”), and the functional currency of Sino Pride is Hong Kong Dollar (“HK$”). The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830-30 “Translation of Financial Statements”. The financial information is first prepared in RMB or HK$ and then is translated into U.S. dollars at year-end exchange rates as to assets and liabilities and at average exchange rates as to revenue, expenses and cash flows. Equity accounts are translated at their historical exchange rates when the capital transactions occurred. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2017 and 2016 were $(12,439,971) and $(3,252,672), respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the Company’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate changes. The Company has an inter-company loan denominated in US dollar. The repayment of loan is required when the Company is profitable. The loan proceeds, repayment and accrued interest were tracked in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the reporting period, the Company will adjust loan and interest payable balance from US dollar to RMB by using period ending exchange rate. Any gain or loss from foreign currency exchange will be recognized in the consolidated statements of operations. There were $1,334,212 foreign currency transactions gain and $1,268,162 foreign currency transactions loss recognized during the years ended December 31, 2017 and 2016, respectively.

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For the years 2016 and prior, foreign exchange rates published by Federal Reserve were used as yearend exchange rate in the consolidated financial statements. Yearly average exchange rates used in consolidated financial statements were from “Yearly Average Exchange Rates for Converting Foreign Currencies into U.S. Dollars” published by Internal Revenue Service. Starting from 2017, spot exchange rate and average exchange rate published by fxtop.com were used in the consolidated statement statements.

US Exchange Rate	2017	2016	2015

Year-end RMB	6.5075	6.9430	6.4920
Annual average RMB	6.7588	6.9100	6.4890

Year-end HK$	7.8146	7.7534	7.7500
Annual average HK$	7.7928	8.0730	8.0620

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017

Period Ended RMB:USD exchange rate	6.6195	6.7810	6.6195	6.7810
Average RMB:USD exchange rate	6.3816	6.8598	6.3701	6.8748

Period Ended HK$:USD exchange rate	7.8459	7.8048	7.8459	7.8048
Average HK$:USD exchange rate	7.8482	7.7877	7.8378	7.7741

All foreign exchange transactions must take place through authorized institutions of China. Management makes no representation that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Revenue Recognition

Rental Income

Our Victory Plaza currently has approximately 3,100 rental units. Among these rental properties, the Company owned approximately 500 units and 2,600 units were sold. The Company will lease back part of those sold properties at the owner’s will and rent out to other tenants. As of December 31, 2017 and 2016, the Company had 23 and 249 lease-back units respectively. Rental income is reported in gross amount including rent income from our owned properties and lease-back properties. Lease-back expenses were recorded as amortization, interest and lease-back expenses separately.

The Company recognizes the rental income on a straight-line basis over the terms of the leases. The cumulative differences between rental income recognized in the Company’s consolidated statements of operations and contractual payment terms have been recorded as deferred rental income and presented on the accompanying consolidated balance sheets.

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Property Management Fee Income

We currently provide common area management services to all tenants and shop owners. Common area management services include utilities, security, cleaning, fire service, landscaping, public facilities maintenance and other traditional services provided by a property management office. The term of property management agreement is usually consistent with the tenants’ lease term. Property management fee is charged based on the area of property ranging from $17 to $20 per square foot per annum.

Since the performance obligations in the property management agreement is identical with the term of property management agreement, the Company recognizes the propriety management income on a straight-line basis over the terms of the management agreement. The cumulative differences between property management income recognized in the Company’s consolidated statements of operations and contractual payment terms have been recorded as deferred income and presented on the accompanying consolidated balance sheets.

Expense Recovery

The Company will pay utility, repairment and insurance expenses to third party vendors in order to fulfill its management obligations. The Company will charge full or partial of these expenses to tenants in addition to property management fee. The charge methods will depend on the size of tenant and terms of property management agreement. The Company is acting as an agent to arrange for the provision of utilities, repairments and other services by third parties. The Company will recognize the fee collected as income after the Company’s service is provided. The recovered expenses will offset with expenses the Company paid and be reported at a net amount under the caption of other income in accompanying consolidated financial statements.

Rental Properties

Rental properties are carried at cost less accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvements of rental properties are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives of the assets. Improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases, if any. When rental properties are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

The following table summarized ownership of rental properties as of June 30, 2018 and December 31, 2017 .

			Financial Statement Presentation
Group	Description of Property	%	Assets	Liabilities
A	Owned with title by DVPD	18%	Rental properties
B	Sold properties with buy-back options or return is in process without paying off	9%	Rental properties	Property financing agreements payable
C	Properties with buy-back options transferred to SML*	5%	Rental properties	Loan payable SML
D	Sold properties	68%

*On December 29, 2017, the Company entered and executed an agreement “Strategy Cooperation Agreement” (“Agreement”) with Dalian Sheng Ma Lin Trading Ltd. (“SML”). Pursuant to the Agreement, SML will negotiate with each individual property owner who exercised option to request the Company to buy back the property on a case by case basis and pay an agreed upon price to property owner. SML will acquire the title of property settled with previous owner and extend the purchase-back option to May 15, 2020. The Company will honor the purchase-back agreement and agreed to pay the same purchase price stated at original purchase-back agreement to SML. SML will also negotiate with lease back owners and settle the balance due that Company owed to lease owner. The Company will pay an interest at 8% per annum to the balance (buy-back price) owed to SML.

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Sold Rental Properties with Financing Agreement (Group B and C Properties)

Pursuant to the sales contract, at the date of sales, buyer obtained legal title to the property, buyer also had an option to sign a separate buy-back agreement. The purchase agreement granted buyer an option to request the Company to buy back sold properties at a stated purchase-back price once the options are vested and the Company has received the payments of the sold properties. As of December 31, 2017, approximately 14% of total rental spaces of Victory Plaza were sold to various unrelated individuals and entities with a purchase-back option. The majority of these properties were sold during the period from 1998 to 2014. The vesting date of the purchase-back options ranged in the period from 2014 to 2018.

Pursuant to ASC 360-20-40-38, if a property seller has an obligation to repurchase the property, or the terms of the transaction allow a buyer to compel the seller or give an option to request the seller to repurchase the property, the transaction shall be accounted for as financing, leasing, or profit-sharing arrangement rather than as a sale. It is aligned with ASC 842-40-25-3, an option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset. The Company’s accounting policy is to treat this type of sales as a financing agreement. The Company continue to report ownership of the property sold as assets (within the Rental Properties line item) and continues to depreciate the properties based on the estimated useful lives. The Company recorded sales proceeds as a “property financing agreements payable” at the liability section of the financial statements and accrued the interest payable during the periods of the vesting. The interest rate is determined by the price spread of each unit’s sale price and buy-back price, and the time span from the date of sale to the maturity date (last date to execute the option). The Company will derecognize the liability when the Company purchases back the properties, or the owners of sold properties have settled with the Company or gave up the exercise of the purchase-back options, or upon the expiration of the options if not exercised. See Note 10, Property Financing Agreement Payable for further information.

Sold Properties (Group D Properties)

As of December 31, 2017, approximately 68% of total space of Victory Plaza was sold and owned by various unrelated individuals and entities with legal title. Pursuant to the sale contracts, at the date of the sales, buyers obtained integrated legal ownership to the sold properties and assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will) while the Company received the payments of the purchase prices. These sales were considered final sales.

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As part of business operations, the Company may lease back properties from the owners of group D properties and subleases these properties to un-related third parties with new lease terms. Sales and lease-back are two separate business transactions. Lease-back is at the owner’s will and is not a condition of sales. Lease-back could happen immediately after the sale of property or at any time after the sales if the owner of the property is interested in this service.

Under ASC Topic 842, a sale and lease-back arrangement will be accounted for as a sale if all of the following conditions are met: (i) Control of the underlying asset is transferred to the buyer-lessor in accordance with the revenue recognition guidelines in ASC Topic 606, Revenue from Contracts with Customers, (ii) The classification of the sublease is not a finance lease from the perspective of the lessee, or a sales-type lease from the perspective of the lessor, and (iii) No repurchase option.

There were 11 and 17 outstanding leases that Company leased back from the owner of group D properties as of December 31 2017 and 2016, respectively. All such lease-back arrangements met the above criteria and have been accounted for as a sale. The allocated carrying cost and land use right cost was derecognized and gain or loss was recognized when each of the sales was completed.

Lessee Accounting

We have elected to early adopt of ASC Topic 842, the recent accounting updates related to leases. ASC 842 requires us to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

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The lease liability is initially measured at the present value of lease payments not yet paid as of lease commencement. Lease payments should be discounted at the rate implicit in the lease or lessee’s incremental borrowing rate. The right-of-use asset is initially measured as: (i) The lease liability determined, (ii) Lease payments made to the lessor at or before lease commencement, minus lease incentives received from the lessor, (iii) Initial direct costs incurred by the lessee.

A lessee will subsequently measure the lease liability by (a) accreting interest expense on the carrying value of the lease liability using the effective interest rate method, and (b) reducing the carrying value of the lease liability for lease payments made. A lessee will subsequently measure the right-of-use asset by amortizing that asset over the lease term. Amortization should be recorded on a straight-line basis. The right-of-use asset will also be tested for impairment based on the asset impairment rules that apply to property, plant and equipment in ASC Topic 360.

For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term.

Lessor Accounting

The Company owned approximately 500 rental units and leased these rental properties to various tenants. Pursuant to ASC 842 – 30, the Company will classify lease as a sales – type lease if: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. As of December 31, 2017, none of our leases, in which we are the lessor, meet the above criteria to be classified as a sale – type lease.

Pursuant to ASC 842 – 30, when none of the sales-type lease classification criteria are met, a lessor would classify the lease as a direct financing lease when both of the following criteria are met: (i) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all (90% or more) of the fair value of the underlying asset and (ii) It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. As of December 31, 2017, none of our leases, in which we are the meet the above criteria to be classified as a sale – type lease.

Pursuant to ASC 842 – 30, a lessor would classify a lease as an operating lease when none of the sales-type lease classification criteria or direct financing lease classification criteria are met. As of December 31, 2017, all leases of Company owned rental properties were classified as operating lease. The Company will continue to recognize the underlying asset and recognizes lease income over the lease term.

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Disposition of Real Estate and Real Estate Investments

Sales of real estate include operating properties and investments in real estate joint ventures. Gains from dispositions are recognized using the full accrual or partial sale methods, provided that the Company has met various criteria relating to the terms of sale and any subsequent involvements. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred.

Real Estate Held for Sale

The Company generally considers assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value, less cost to sell. The Company evaluated its property portfolio and did not identify any properties that would meet the criteria for held for sale as of December 31, 2017 and 2016.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks within the PRC, Hong Kong and United States. The Company considers all short-term highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash balances in bank accounts in the PRC and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in bank deposits and believes they are not exposed any risks associated with their bank account balances.

Restricted Cash

Restricted cash represented the required cash deposits by the bank used for interest and loan repayment only.

Tenant and Sundry Receivables , net of Allowance for Doubtful Accounts

Tenant receivables mainly consist of receivable from tenants recorded at original invoice amount, less estimated allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information. The Company makes judgments as to the collectability of tenant receivables based on historical trends and future expectations. Management estimates an allowance for doubtful accounts and adjusts gross tenant receivables downward based on their expectation of specific tenant risks and the Company’s tenant receivables aging and collection analysis. Management considers accounts past due on a tenant-by-tenant basis. Based on its review, management has determined that the allowance for doubtful accounts at December 31, 2017 and 2016 were $43,026 and $73,421, respectively.

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Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives. The garage was sold in 2016, accordingly the Company has reclassified the garage and presented it on a separate line item in the accompanying financial statements.

When properties and equipment are sold or otherwise disposed of, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Impairment of Long-Lived Assets

Long-lived assets, primarily rental properties and machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its estimated undiscounted future cash flows over the anticipated holding period and measures the impairment loss based on the amount by which the carrying amount of the assets exceeds the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values or third party independent appraisals, as considered necessary. There were no impairment losses recognized as of December 31, 2017 and 2016, respectively.

Debt Issuance Costs

Costs related to bank loans payable consists of fees and direct costs incurred in obtaining such financings. These costs are presented as a reduction of our bank loans payable and are amortized on a straight-line basis over the terms of the related loan payable which approximates the effective interest rate method. Such amortization is included in “Interest – loans” in the accompanying consolidated statements of operations, which amounted to $69,216 and $67,702 for the years ended December 31, 2017 and 2016, respectively.

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Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive common share equivalents. Since the Company is in a net loss position, all common stock equivalents would be considered to be anti-dilutive and are, therefore, not included in the determination of diluted earnings per share. Accordingly, basic and diluted loss per share are the same. There were no common stock equivalents as of December 31, 2017 and 2016.

Years Ended December 31,	2017	2016
		(As Restated)
Numerator for earnings per share:
Net loss attributable to the Company's common shareholder	$(5,456,275)	$(11,541,681)
Denominator for basic and diluted earnings per share:
Basic weighted average common shares*	20,700,000	20,700,000
Diluted weighted average common shares	20,700,000	20,700,000
Per share amount
Per share - basic and diluted	$(0.26)	$(0.56)

*Prior to the self-underwritten public offering, the Company issued 20,700,000 founder shares to its controlling shareholder. All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

Non-Controlling Interest

Non-controlling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the non-controlling interest holder, DVDC.

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Comprehensive Income (Loss)

The Company follows ASC 220-10, “Reporting Comprehensive Income” ASC 220-10 requires the reporting of comprehensive income (loss) in addition to net income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income (loss). Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the provision of ASC 825-10-65, “Financial Instruments – Transition and Open Effective Date Information”. Although the estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies, the estimate presented are not necessarily indicative of the amounts that the Company could realize in current market exchanges. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivables and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company is governed by the Income Tax Law of the PRC, the Special Region of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarter or annual period based, in part, upon the results of operations for the given period. As of December 31, 2017 and 2016, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

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Fair Value Measurements

The Company complies with the provisions of ASC 820 “Fair Value Measurements and Disclosure “(ASC 820) in measuring fair value and in disclosing fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. ASC 820-10-35, Fair Value Measurements and Disclosures – Subsequent Measurement (ASC 820-10-35), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant. Fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level inputs are inputs other than quoted prices included within level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in market that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is release publicly; (c) Inputs other than quoted prices that are observable for the asset or liability and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstance, which might include internally generated data and assumptions being used to price the asset or liability.

When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets. Nevertheless, certain assets are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

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Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

Deferred Rental Income

Rental income and management fee from leases are recognized on a straight-line basis over the term of the relevant leases. The cumulative difference between the rental income/management fee recognized in the Company’s consolidated statements of operations and actual annual contractual lease payments are recorded as deferred rental income and presented on the consolidated balance sheets. Additionally, the prepaid lease payments from tenants are recorded within the deferred income.

Advertising

Advertising is expensed as incurred and is included in other general and administrative expenses. Advertising expenses totaled $2,447 and $1,635 for the years ended December 31, 2017 and 2016, respectively.

Recent Accounting Pronouncements

A summary of recent accounting pronouncements and their potential impact on our consolidated financial statements, if any, are included in Note 3, Summary of Significant Accounting Policies, to our consolidated financial statements on Form S-1.

Inflation

Inflation has been historically low and has had a minimal impact on the operating performance of our shopping center; however, inflation may increase in the future. Substantially, most of our long-term leases contain provisions are designed to mitigate the adverse impact of inflation, including requirements for tenants to pay their shares of operating expenses, including common area utilities expenses, maintenance and repair, and security, thereby reducing our exposure to increases in property costs resulting from inflation. We do not believe inflation has had a material impact on our historical financing position or results of operations.

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Off-Balance Sheet Arrangements

Due to lack of effective controlling and monitoring procedures and process, DVPD provides certain units of rental properties to one board member of DVPD and two unrelated individuals for their use as collaterals to obtain personal loans (See Note 19). These collaterals are not part of business-related transactions and have no specific business purposes. These loans have a 12 month period due date. All of the loans have dues dates on May 16, 2018. As such, the rental properties are at risk of being loss due to the individuals’ failures to repay the loans to their lenders. As of December 31, 2017, the Company’s contingent liabilities related to the collaterals are as follows:

Lender	Collateral	Amount
Lianfeng Bank	Personal Loans	RMB 5,000,000
Lianfeng Bank	Personal Loans	RMB 5,000,000
Lianfeng Bank	Personal Loans	RMB 5,000,000

Total

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate risk primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expansion of our operations. Our interest rate income and expenses are most sensitive to fluctuations in PRC and HK interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates or variable rates with the lowest margins available.

The table below presents annual principal amounts due and related interest rates by year of maturity for our outstanding debt obligation as of June 30, 2018.

Bank Loans	Rate	2019	2020	2021	2022	2023	Thereafter	Total
Variable Rate Debt:
RMB 390M Loan	5.88%	$302,138	$302,138	$302,138	$302,138	$302,138	$57,179,544	$58,690,234
RMB 50M Loan	5.91%	809,294	809,294	809,294	809,294	809,294	944,196	4,990,666
Total Variable Rate Debt		1,111,432	1,11,432	1,11,432	1,11,432	1,11,432	58,123,740	$63,680,900

Fixed Rate Debt
RMB 23M Loan	6.50%	3,474,583	-	-	-	-	-	3,474,583
Total Fixed Rate Debt		$3,474,583	$-	$-	$-	$-	$-	$3,474,583

Total Consolidated Debt		$4,586,015	$1,11,432	$1,11,432	$1,11,432	$1,11,432	$58,123,740	$67,155,483

The table below presents annual principal amounts due and related interest rates by year of maturity for our outstanding debt obligation as of December 31, 2017.

Bank Loans	Rate	2018	2019	2020	2021	2022	Thereafter	Total
Variable Rate Debt:
RMB 390M Loan	5.97%	$307,338	$307,338	$307,338	$307,338	$307,338	$58,240,490	$59,777,180
RMB 50M Loan	5.92%	823,227	823,226	823,226	823,226	823,226	1,303,440	5,419,571
Total Variable Rate Debt		1,130,565	1,130,564	1,130,564	1,130,564	1,130,564	59,543,930	$65,196,751

Fixed Rate Debt
RMB 23M Loan	6.50%	1,844,026	-	-	-	-	-	1,844,026
Total Fixed Rate Debt		$1,844,026	$-	$-	$-	$-	$-	$1,844,026

Total Consolidated Debt		$2,974,591	$1,130,564	$1,130,564	$1,130,564	$1,130,564	$59,543,930	$67,040,777

With regard to variable rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding or forecasted debt obligations. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our properties or unsecured debt obligations. To the extent we do, we are exposed to market and credit risk. Market risk is the adverse effect on the value of the financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value derivative contract is positive, the counterparty owes us, which creates credit risk to us. We will minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Collateral of Company’s Asset to Three Individuals

On May 18, 2017, the Company provided 5 units of rental properties, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $720,150 (RMB5,000,000) working capital loan from a bank. There was no profit or gain for the Company to provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

On May 18, 2017, the Company provided 7 units of rental properties, totaled 138 square meters (1,485 square feet), owned by the Company as collaterals to help one individual, who is a board member of DVPD, to acquire a $720,150 (RMB5,000,000 RMB) working capital loan from a bank. There was no profit or gain for the Company to provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

On May 18, 2017, the Company provided 2 units of rental properties, totaled 15 square meters (161 square feet), owned by the Company as collaterals to help one individual, an employee of DVPD (now a former employee), to acquire a $720,150 (RMB5,000,000) working capital loan from a bank. There was no profit or gain for the Company to provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

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CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTSON ACCOUNTING AND FINANCIALDISCLOSURE

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such officers also confirmed that there was no change in our internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our president (our principal executive officer, principal financial officer and principal accounting officer), as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation, under the supervision and with the participation of our president (our principal executive officer, principal financial officer and principal accounting officer) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. The evaluation of our disclosure controls and procedures included a review of the disclosure controls’ and procedures’ objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, if any, including process improvements, were being undertaken. Our management concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected in a timely manner. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation. In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Therefore, any current evaluation of controls cannot and should not be projected to future periods.

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Management assessed our internal control over financial reporting as of the year ended December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “2013 Internal Control-Integrated Framework.”

Based on management’s assessment using the COSO criteria, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2017, due to the existence of the following material weaknesses:

●	As of December 31, 2017, there was a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the U.S. and financial reporting requirements of the Securities and Exchange Commission;

●	As of December 31, 2017, there were insufficient written policies and procedures to ensure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

●	As of December 31, 2017, there was a lack of segregation of duties.

●	As of December 31, 2017, the Company found errors in previous reported financial statements and restated financial statements as of and for the year ended December 31, 2016.

●	As of December 31, 2017, there was no independent audit committee.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the financial statements included in its reports fairly present in all material respects the Company’s financial condition, results of operations and cash flows for the periods presented. We continue to evaluate the effectiveness of internal controls and procedures on an on-going basis. Once our cash flows from operations improve to a level where we are able to hire additional personnel in financial reporting, we plan to improve our internal controls and procedures by hiring an experienced controller and building an internal accounting team with sufficient in-house expertise in US GAAP reporting. However, due to the limited cash flow we are currently having, we cannot assure you when we will be able to implement those remediation methods.

Because we are a smaller reporting company, this prospectus does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation we conducted of the effectiveness of our internal control over financial reporting as of December 31, 2016, that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

DIRECTORS AND EXECUTIVE OFFICERS

Our directors, executive officers and key employees are listed below. The number of directors is determined by our Board of Directors. All directors hold office until the next annual meeting of the Board or until their successors have been duly elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Directors and Executive Officers

Name	Age	Position
Alex Brown	44	President, Treasurer and Chairman of the Board Chief Executive Officer
Xiaolong Zhou	66	Chief Financial Officer
Jiang Wang	36	Director
Guiqing Liu	72	Director

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Mr. Brown (a.k.a. “You Chang”), President, CEO, Treasurer and Chairman. Alex Brown is the founder of Victory Commercial International Ltd, Skyview Holdings LLC, Victory Commercial Management Inc., and Victory Commercial Investment Ltd. and he acquired ownership of Sino Pride through his indirect holding of Victory Commercial Investment Ltd. in November 2016. Mr. Brown was the accountant and then chief marketing officer at Dalian Limeishun Coating & Resin Co., Ltd. from September 1995 to September 2005. In October 2005, Mr. Brown founded Dalian Yiwen International Trade Co., Ltd. in the business of international trading. Mr. Brown has been a director of Sino Pride since December 2016 after he acquired Sino Pride. Mr. Brown graduated from Dongbei University of Finance and Economics in December 1995 with a College Degree majoring in Accounting.

Xiaolong Zhou, CFO. From February 2010 to March 2014, he was the CFO of China Industrial Streel, Inc., an U.S. reporting company. From September 2008 to March 2013, he was the CFO of Asia Carbon Industries, Inc., a U.S. reporting company. From April 2007 to September 2011, he was the CFO of China Agri-Business, Inc., a U.S. reporting company. Mr. Xiaolong Zhou worked at Liss Okun Glodstein Okun and Tancer CPA’s P.C. at Great Neck, New York from October 1998 to May 2007. Mr. Zhou graduated from Fudan University with a Bachelor of Arts degree majoring in Economics in July 1983. He graduated from CUNY City College with a Master of Arts degree majoring in Economics in May 1993 and from CUNY Baruch College with a Master of Business Administration in Accountancy in May 1996.

Guiqing Liu, Director. Mrs. Guiqing Liu has been administration manager for purchase department at DVPD since September 2007. Before joining the Company, she worked as a manager at logistics department of Jingzhou Railway Bureau from May 1986 to June 1993. Mrs. Liu graduated from Liaoning Xiongxue Agriculture College with a College Degree majoring in Agriculture.

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Jiang Wang, Director. Mr. Wang has been manager of Human Resources department at DVPD since March 2011. Before joining the Company, he worked at Fuxin Chemical Equipment Limited responsible for Human Resources from July 2006 to February 2011. Mr. Wang graduated from Fuxin College with a College Degree majoring in Management.

Term of Office

Our directors are appointed to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Involvement in Certain Legal Proceedings

Except as described below, to the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this prospectus, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each stockholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

Board Leadership Structure and Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

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Our Board oversees, among other things, the company’s policies, guidelines and related practices regarding risk assessment and risk management, including the risk of fraud. As part of this endeavor, the Board reviews and assesses the Company’s major financial, legal, regulatory, environmental and similar risk exposures and the steps that management has taken to monitor and control such exposures. The Board also reviews and assesses the quality and integrity of the Company’s public reporting, the company’s compliance with legal and regulatory requirements, the performance and independence of the Company’s independent auditors, the performance of the Company’s internal audit department, the effectiveness of the Company’s disclosure controls and procedures, and the adequacy and effectiveness of the company’s risk management policies and related practices.

Committees of the Board of Directors

All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the state of Nevada and the bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our Company currently does not have nominating, compensation committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our directors.

Our Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The directors believe that, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. Our directors assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our president, at the address appearing on the first page of this Registration Statement.

We believe that the member of our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Common Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, officers, directors and principal shareholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE OFFICERS AND DIRECTORS COMPENSATION

The particulars of the compensation paid to the following persons:

(a)	principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the years 2017, 2016 and 2015; and

(c)	up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the years ended December 31, 2017, 2016 and 2015, who we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year:

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Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alex Brown,	2017	-	-	-	-	-	-	-	-
President, CEO	2016	-	-	-	-	-	-	-	-
and Chairman(1)	2015	-	-	-	-	-	-	-	-

	2017	-	-	-	-	-	-	-	-
Xiaolong Zhou,	2016	-	-	-	-	-	-	-	-
CFO(2)	2015	-	-	-	-	-	-	-	-

	2017	-	-	-	-	-	-	-	-
Jiang Wang,	2016	-	-	-	-	-	-	-	-
Director(3)	2015	-	-	-	-	-	-	-	-

	2017	-	-	-	-	-	-	-	-
Guiqing Liu,	2016	-	-	-	-	-	-	-	-
Director(4)	2015	-	-	-	-	-	-	-	-

(1) Mr. Alex Brown was appointed as the CEO and Chairman of the Company on November 10, 2017.

(2) Mr. Xiaolong Zhou was appointed as the CFO of the Company on December 12, 2017.

(3) Mr. Jiang Wang was appointed as the director of the Company on November 10, 2017.

(4) Mrs. Guiqing Liu was appointed as the director of the Company on November 10, 2017.

There were no compensation paid in 2017, 2016 and 2015.

Stock Option Plan

Currently, we do not have a stock option plan in favor of any director, officer, consultant or employee of our company.

Stock Options/SAR Grants

During our fiscal years ended December 31, 2017, 2016 and 2015 there were no options granted to our named officers or directors.

Outstanding Equity Awards at Fiscal Year End

No equity awards were outstanding as of the years ended December 31, 2017, 2016 and 2015.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our Common Stock as awarded by our board of directors.

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We have determined that none of our directors are independent directors, as that term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years, is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our shares of Common Stock beneficially owned as of the date hereof, for (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding shares of Common Stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, at the address of: 3rd Floor, 369 Lexington Ave, New York, NY 10017.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock (1)
Alex Brown (2)	20,700,000	100%
Skyview Holdings LLC (2)	20,700,000	100%
All directors and executive officers as a group (4 people)	20,700,000	100%
5% Shareholders:
Victory Commercial International Ltd.	20,700,000	100%

(1)	Based on 20,700,000 shares of Common Stock outstanding as of the date hereof.

(2)	Alex Brown indirectly owns and controls 20,700,000 shares of Common Stock through his 100% ownership of Victory Commercial International Ltd., a British Virgin Islands company which is the sold member of Skyview Holdings LLC, a Wyoming limited liability company, who is the record holder of 20,700,000 shares of Common Stock.

Changes in Control

Iven International Group Limited, a company registered in Hong Kong, acquired the 100% ownership interest of Sino Pride in November 2016 and in September 2017, Iven transferred such ownership interest to VCI. Alex Brown owned and continues to own 100% equity interest of Iven when Iven acquired ownership interest of Sino Pride, transferred such ownership interest to VCI and as of the date of this registration statement.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

The following includes a summary of certain transactions in the years ended December 31, 2017, 2016 and 2015, of which we were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described in Item 11 of this Report). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Loans from a Related Party

The Company had been financing its operations from Sino Pride, DVDC, the holder of 20% equity interest of DVPD and its shareholder.

Loan payable to related party consists of following as of June 30, 2018 and December 31, 2017 and 2016

	June 30, 2018 (Unaudited)	2017	2016
Loan payable to DVDC	$11,142,230	$11,333,999	$10,623,074
Due to related individual	576,350	541,884	-
Loan payable to related parties	$11,718,580	$11,875,883	$10,623,074

Loan Payable to DVDC

DVDC contributed land use rights and infrastructures totaled $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, $13,200,000 was recorded as loan payable to DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears an interest at 8% per annum. Interest rate for remaining part of principal is to use bank loan rate published by Bank of China.

Loan payable to DVDC was initiated in US dollar and related interest calculation was based on the principal in US dollar per loan agreement. However, the loan agreement did not specify which currency will be used when the loan is being repaid. Considering that DVDC is a Chinese entity and located in China, loan principal and interest repayment must be in RMB, therefore, RMB is the currency to record the principal and interest payable in the Company’s book. Any gain or loss resulted from translation of financial statements will be recorded at “accumulated comprehensive income (loss)” section. RMB109,356,000 loan payable to DVDC was translated from $13,200,000 US dollar at the historical rate.

Loan payable to DVDC consists of following at June 30, 2018 and December 31, 2017 and 2016.

	June 30, 2018 (Unaudited)	2017	2016
Loan principal	$13,200,000	$13,200,000	$13,200,000
Advance payments for infrastructure construction	(5,685,747)	(5,685,747)	(5,329,108)
Other payable to DVDC	215,136	215,136	201,642
Net loan payable to DVDC in RMB	7,729,389	7,729,389	8,072,534
Foreign exchange effect	3,412,841	3,604,610	2,550,540
Net loan payable to DVDC in US$	$11,142,230	$11,333,999	$10,623,074

Accrued interest expense – related parties was $523,696 and $551,713 for the years ended December 31, 2017 and 2016, respectively. Total accrued interest payable to related party amounted $11,223,684 and $10,006,239 at December 31, 2017 and 2016, respectively.

Due to Related Individual

One related individual, spouse of our shareholder, provided working capital for our US office expenses. As of December 31, 2017, total amount due to this individual was $541,884. The amount due to the related individual is interest free and is due on demand.

Loan Payable to Sino Pride

Sino Pride is a major cash source to fund the operations of DVPD and DVBM. In the period from 1996 to 2008, DVPD received loans in the total amount of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, total repayment amount was $4,068,630. Loan payable to Sino Pride bears an interest of 8% per annum. Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the entity’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change as gain (loss) from foreign currency transactions.

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Loan payable to Sino Pride is denominated in US dollar. The loan is a fund for working capital and is not designed as an investment. The repayment is required as long as the Company is profitable or is available to make repayment. The transactions of loan proceeds and repayment were dominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the year, the US$ loan balance and interest payable will be translated to RMB recorded on DVPD and DVBM’s books.

Loan, repayment and accrued interest to Sino Pride as of June 30, 2018 and December 31, 2016 and 2017 are as following.

Loan Payable to Sino Pride
Loan balance at December 31, 2015	$13,903,748
Repayment in 2016	-
Loan balance at December 31, 2016	13,903,748
Repayment in 2017	(400,000)
Loan balance at December 31, 2017	$13,503,748

Interest Payable to Sino Pride
Interest payable at 12/31/2015	$5,516,640
Accrued interest in 2016	1,130,838
Repayment (including fees and tax paid) in 2016	(299,849)
Interest payable - 12/31/2016	6,347,629
Accrued interest in 2017	1,104,344
Repayment (including fees and tax paid) in 2017	-
Interest payable - 12/31/2017	$7,451,973
Accrued interest in six months ended June 30, 2018	556,192
Repayment (including fees and tax paid)	-
Interest payable – 06/30/2018	$8,008,165

The above inter-company loan payable of $13,503,748 and $13,903,748, and accrued interest payable of $7,451,973 and $6,347,629 at the year ended December 31, 2017 and 2016, respectively, have been eliminated in the accompanying consolidated financial statements. The interest expense of $1,104,344 and $1,130,838 for the years ended December 31, 2017 and 2016, respectively, have been eliminated in the accompanying consolidated financial statements.

Loan Payable to Shareholder/Due to Shareholder

Due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,020,584 and $63,257,533, respectively at December 31, 2017 and 2016. The balance due to shareholder bears no interest and is payable on demand.

Transfer of Ownership of Sino Pride

Iven International Group Limited, is a company registered in Hong Kong (“Iven”). During October 31, 2016 to June 30, 2017, Alex Brown beneficially owned 100% equity interest of Iven, among which, 70% equity interest was held directly and 30% equity interest was held indirectly through Dalian Yiwen New Materials Technology Development Co., Ltd, a PRC entity 80% owned by Alex Brown and 20% owned by his spouse. On June 30, 2017, Alex Brown and Dalian Yiwen New Material Technology Development Co., Ltd transferred their respective ownership of Iven to Winner Ascent Investment Limited, a Hong Kong limited liability company solely owned by Alex Brown.

On November 2016, Iven entered and executed an agreement of “Assignment of Common Stocks and Debt Rights” (“the Original Agreement”) from VP Holding. Pursuant to the Original Agreement, Iven acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed debt rights (Sino Pride owned to VP Holding) for a nominal consideration of HK$ 1 (approximately US$0.13) from VP Holding.

On September 4, 2017, VCI signed “Assignment of All Outstanding Shares and All Debt Right Agreement” (“the Agreement”) with Iven. Pursuant to the Agreement, VCI acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder debt and loan rights totaled HK$493,807,633 (approximately $64,208,000) (Sino Pride owned to VP Holding) included outstanding shareholder loan of HK$ 408,409,628 (approximately $53,093,000) with a nominal consideration of HK$ 1 (approximately US$0.13) from Iven. The transfer was intended as a part of restructure to prepare the Company for listing in the U.S. capital market.

Collateral of Company’s Asset

On May 18, 2017, the Company provided 7 units of rental properties, totaled 138 square meters (1,485 square feet), owned by the Company as collaterals to help one related individual, who is a board member of DVPD, to acquire a $720,150 (RMB 5,000,000) 12 months bank loan. There was no gain or profit for the Company to provide collateral to this individual. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

On May 18, 2017, the Company provided 2 units of rental properties, totaled 15 square meters (161 square feet), owned by the Company as collaterals to help one individual, an employee of DVPD (now a former employee), to acquire a $720,150 (RMB 5,000,000) 12 months bank loan. There was no profit or gain for the Company to provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

Director Independence

We currently act with three directors, consisting of Alex Brown, Guiqing Liu and Jiang Wang. We have determined that none of our directors is an “independent director” as defined in NASDAQ Marketplace Rule 4200(a)(15).

We do not have a standing audit, compensation or nominating committee, but our board of directors acts in such capacities. We believe that our sole member of our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have an audit committee because we believe that the functions of an audit committee can be adequately performed by the board of directors. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development.

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WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the Common Stock in this Offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that are filed with the registration statement. For further information with respect to us and our Common Stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

We will file annual, quarterly, and current reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. The information we file with the SEC or contained on, or linked to through, our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at the SEC’s prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

ITEM 11 A. MATERIAL CHANGES

None.

ITEM 12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

None.

ITEM 12A. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth estimated expenses we expect to incur in connection with the sale of the shares being registered. All such expenses are estimated except for the SEC and FINRA registration fees.

SEC registration fee	$622.50
Printing expenses	$8,000.00
Fees and expenses of counsel for the Company	$184,813.00
Fees and expenses of accountants for Company	$210,000.00
Blue Sky fees and expenses	$5,000.00
*Total	$408,435.50

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (‘NRS”) and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3) a transaction from which the director derived an improper personal profit; and

(4) willful misconduct.

Our Articles of Incorporation permits us to indemnify our officers and directors to the fullest extent authorized or permitted by law in connection with any proceeding arising by reason of the fact any person is or was our officer or director. Notwithstanding this indemnity, a director shall be liable to the extent provided by law for any liability incurred by him by his own fraud or willful default.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law. Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advance of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On November 13, 2017, we issued 20,700,000 founder shares to Alex Brown at a price of $0.0001 per share pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

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Item 16. Exhibits

Exhibit No.	Description

3.1*	Articles of Incorporation

3.3*	Bylaws

5.1**	Opinion of Hunter Taubman Fischer & Li LLC

10.1*	Subscription Agreement

10.2	Strategy Cooperation Agreement with Sheng Ma Lin Trading Ltd., dated December 29, 2017

23.1**	Consent of RBSM LLP, Independent Registered Public Accounting Firm.

23.3**	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.1)

*	Previously filed.

**	To be filed by Amendment

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ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) The undersigned registrant issuer hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof.

(8) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on October 11 , 2018.

Victory Commercial Management Inc.

By:	/s/ Alex Brown
Alex Brown
President, Chief Executive Officer,
Treasurer and Chairman

By:	/s/ Xiaolong Zhou
Xiaolong Zhou
Chief Financial Officer, Principal Accounting Manager

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints CEO her true and lawful attorney-in-fact, with full power of substitution and resubstitution for her and in her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or her substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Alex Brown	President, CEO, Treasurer and	October 11 , 2018
Alex Brown	Chairman

/s/ Xiaolong Zhou	CFO and Principal Accounting	October 11 , 2018
Xiaolong Zhou	Manager

/s/Guiqing Liu	Director	October 11 , 2018
Guiqing Liu

/s/Jiang Wang	Director	October 11 , 2018
Jiang Wang

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VICTORY COMMERCIAL MANAGEMENT INC.

CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements:
Condensed Unaudited Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017	F-38
Condensed Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2018 and 2017	F-39
Condensed Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and 2017	F-40
Notes to Condensed Unaudited Consolidated Financial Statements	F-41 - F-67

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Victory Commercial Management Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Victory Commercial Management Inc. and Subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in deficit, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a significant accumulated deficit, incurred recurring losses, and generated negative cash flow from operating activities. These matters raise substantial doubt the Company’s ability to continue as a going concern. Management’s plans, with respect to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter – Correction of Misstatements

As discussed in Note 21 to the consolidated financial statements, the December 31, 2016 financial statements have been restated to correct misstatements.

/s/ RBSM LLP

We have served as the Company’s auditors since 2017.

New York, New York

June 28, 2018

F-2

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
		(As Restated)
ASSETS
Rental properties, net	$25,110,414	$24,464,389
Cash and cash equivalents	755,027	32,763
Restricted cash	118,891	-
Tenant and sundry receivables , net of allowance for doubtful accounts	311,051	447,063
Prepaid expenses and other assets	475,320	1,346,687
Property and equipment, net	785,354	903,119
Intangible assets, net	-	1,160
ROU assets, net	142,205	873,512

TOTAL ASSETS	$27,698,262	$28,068,693

LIABILITIES AND DEFICIT

Liabilities:
Bank loans payable, net	$66,569,656	$61,513,950
Property financing agreements payable	78,219,579	68,629,620
Accounts payable and accrued liabilities	3,881,717	3,857,745
Deferred rental income	4,260,775	4,782,483
Leases liability payable	725,426	5,253,532
Other payables	23,222,476	17,023,550
Loan payable to related parties	11,875,883	10,623,074
Due to shareholder	63,020,584	63,257,533
Interest payable to related party	11,223,684	10,006,239
Total Liabilities	262,999,780	244,947,726

Commitments and Contingencies	-	-

Deficit:
Victory Commercial Management Inc. Shareholder’s Deficit Common stock, $0.0001 par value, 600,000,000 shares authorized;	-	-
20,700,000 shares issued and outstanding *	2,070	2,070
Paid-in capital	10,816,289	10,814,219
Accumulated deficit	(190,411,237)	(184,954,962)
Accumulated other comprehensive loss	(12,439,971)	(3,252,672)
Total stockholder’s deficit attributable to the Company’s common shareholder	(192,032,849)	(177,391,345)
Noncontrolling interest	(43,268,669)	(39,487,688)
Total Deficit	(235,301,518)	(216,879,033)

TOTAL LIABILITIES AND DEFICIT	$27,698,262	$28,068,693

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31,

	2017	2016
		(As Restated)
Revenues
Rental income	$3,297,000	$3,870,156
Management fee income	5,001,813	4,757,350
Other income	497,968	792,897
Total revenues	8,796,781	9,420,403

Operating expenses
Selling expenses	4,608,342	4,543,848
Depreciation and amortization	1,369,206	2,934,369
Leases-back expenses	2,593,033	5,919,634
Payroll and payroll related expenses	931,505	1,174,505
Business taxes	472,367	1,120,528
Operating lease expense	126,852	11,541
Other general and administrative expenses	1,348,550	611,009
Total operating expenses	11,449,855	16,315,434

Loss from operations	(2,653,074)	(6,895,031)

Other income (expenses)
Interest income	199	4,556
Interest - loans	(3,879,021)	(3,986,940)
Interest - ROU and other capitalized liabilities	(767,425)	(1,380,613)
Interest - related parties	(523,696)	(551,713)
Gain (loss) from foreign currency transactions	1,334,212	(1,268,162)
Gain on disposal of fixed assets	3,481	664,353
Loss on expired ROU asset	(580,901)	(1,167,330)
Other income	73,719	3,856
Total other expenses, net	(4,339,432)	(7,681,993)

Loss from operations before provision for income tax	(6,992,506)	(14,577,024)
Provision for income tax	-	-
Net Loss	(6,992,506)	(14,577,024)
Net loss attributable to noncontrolling interest	1,536,231	3,035,343
Net loss attributable to the Company’s common shareholder	$(5,456,275)	$(11,541,681)

Per Common Share - basic and diluted:
Net loss attributable to the Company’s common shareholder	$(0.26)	$(0.56)
Weighted-average shares outstanding, basic and diluted *	20,700,000	20,700,000

Comprehensive loss
Net loss	$(6,992,506)	$(14,577,024)
Other comprehensive loss, net of tax
Change in foreign currency translation adjustments	(11,432,049)	11,050,414
Total other comprehensive income (loss)	(18,424,555)	(3,526,610)
Comprehensive income (loss) attributable to non-controlling interest	(2,244,750)	2,073,173
Comprehensive loss attributable to the Company’s common shareholder	$(16,179,805)	$(5,599,783)

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	Common Stock		Additional Paid in	Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total
	Shares *	Amount	Capital	Deficit	Loss	Interest	Deficit
Balance - December 31, 2015 (As Restated)	20,700,000	$2,070	$10,814,219	$(173,413,281)	$(12,229,913)	$(38,525,518)	$(213,352,423)
Comprehensive loss:							-
Net loss for the year ended December 31, 2016				(11,541,681)		(3,035,343)	(14,577,024)
Other comprehensive loss, net of tax:							-
Change in foreign currency translation adjustment					8,977,241	2,073,173	11,050,414
Balance -December 31, 2016 (As Restated)	20,700,000	$2,070	$10,814,219	$(184,954,962)	$(3,252,672)	$(39,487,688)	$(216,879,033)
Common stock issued in 2017			2,070				2,070
Comprehensive loss:							-
Net loss for the year ended December 31, 2017				(5,456,275)		(1,536,231)	(6,992,506)
Other comprehensive loss, net of tax:							-
Change in foreign currency translation adjustment					(9,187,299)	(2,244,750)	(11,432,049)
Balance -December 31, 2017	20,700,000	$2,070	$10,816,289	$(190,411,237)	$(12,439,971)	$(43,268,669)	$(235,301,518)

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2017	2016
		(As Restated)
Cash Flows from Operating Activities:
Net loss	$(6,992,506)	$(14,577,024)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for allowance for doubtful accounts receivable	(30,126)	36,934
Depreciation and amortization	1,369,206	2,934,369
Amortization of debt issuance costs	69,216	67,702
Foreign currency exchange (gain) loss on loan and interest repayments to related party	(1,334,293)	1,268,162
Gain on sales / disposal of fixed assets	(3,481)	(664,353)
Non cash operating lease expenses	26,462	10,372
Loss on expired ROU asset	580,901	1,167,330
Changes in operating assets and liabilities
Decrease in tenant and sundry receivables	189,887	9,551
Decrease (increase) in prepaid expense and other assets	922,566	(740,488)
Increase in restricted cash	(114,471)	-
Increase in property financing agreements payable	730,971	1,244,057
(Decrease) increase in accounts payable and accrued liabilities	(219,719)	655,743
Decrease in deferred rental income	(810,467)	(2,064,213)
Increase in interest payable to related party	278,804	563,515
Increase in other payables	4,214,397	2,143,251
Increase in leases liabilities payable	23,338	137,726

Net Cash Used in Operating Activities	(1,099,315)	(7,807,366)

Cash Flows from Investing Activities:
Cash received from sales / disposal of fixed assets	6,140	9,792,297
Capital expenditures - fixed assets and improvements	(75,967)	(115,730)
Net Cash Provided by (Used in) Investing Activities	(69,827)	9,676,567

Cash Flows from Financing Activities:
Proceeds from bank loans	1,775,463	2,716,353
Repayment of bank loans	(940,573)	(4,504,652)
Advance from (repay to) shareholder	1,051,063	(229,461)

Net Cash (Used in) Provided by Financing Activities	1,885,953	(2,017,760)

Effect of exchange rate changes on cash and cash equivalents	5,453	(25,029)

Net increase (decrease) in cash and cash equivalents	722,264	(173,588)
Cash and cash equivalents - beginning of year	32,763	206,351
Cash and cash equivalents - end of year	$755,027	$32,763

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$3,941,965	$3,900,610
Income tax	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 – ORGANIZATION AND SEGMENT INFORMATION

Organization

Victory Commercial Management Inc. (hereinafter referred to as the “Company”, “VCM”, and where appropriate, the terms “Company”, “we”, “us” or “our” are also referred to VCM and its wholly owned and majority owned subsidiaries as a whole) was incorporated on July 5, 2017 under the laws of Nevada.

On July 13, 2017, VCM formed a wholly-owned subsidiary, Victory Commercial Investment Ltd. (“VCI”) under the laws of British Virgin Islands.

Sino Pride Development Limited (“Sino Pride”) is a Hong Kong company, incorporated on May 26, 1989. Sino Pride is a holding company who is directly owned 80% equity interest of Dalian Victory Plaza Development Co., Ltd. (“DVPD”) and is directly owned 95% equity interest of Dalian Victory Business Management Co., Ltd. (“DVBM”).

DVPD was incorporated as a Sino-foreign cooperative joint venture on March 29, 1993 under the laws of the People’s Republic of China (“PRC” or “China”). Sino Pride owns 80% equity interest of DVPD while Dalian Victory Development Co., Limited (“DVDC”), a stated owned enterprise in China, owns 20% equity interest of DVPD.

DVBM was incorporated as a joint venture on September 12, 2000 under the laws of PRC. Sino Pride owns 95% equity interest of DVBM and DVPD owns 5% equity interest of DVBM.

DVPM was incorporated on June 6, 2018 as limited liability under the laws of PRC. Sino Pride owns 100% equity interest of DVPM. DVPM is formed as a property management company and will play similar role as DVBM to improve the management of Victory Plaza.

Iven International Group Limited, is a company registered in Hong Kong (“Iven”). During October 31, 2016 to June 30, 2017, Alex Brown beneficially owned 100% equity interest of Iven, among which, 70% equity interest was held directly and 30% equity interest was held indirectly through Dalian Yiwen New Materials Technology Development Co., Ltd, a PRC entity 80% owned by Alex Brown and 20% owned by his spouse. On June 30, 2017, Alex Brown and Dalian Yiwen New Material Technology Development Co., Ltd transferred their respective ownership of Iven to Winner Ascent Investment Limited, a Hong Kong limited liability company solely owned by Alex Brown.

Victory Plaza Holding Limited, (“VP Holding”) a BVI company, is the original owner of Sino Pride. VP Holding incurred significant losses from the operations of Sino Pride and operations of its subsidiaries DVPD and DVBM and resulted a negative working capital and net negative net assets in the balance sheet. VP Holding and Sino Pride had no relationship or affiliation with us or Alex Brown prior to corporate restructure.

November 30, 2016 Transaction

On November 2016, Iven entered and executed an agreement of “Assignment of Common Stocks and Debt Rights” (“the Original Agreement”) with VP Holding, the former shareholder of Sino Pride. Pursuant to the Original Agreement, Iven acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder loan and loan interest totaled $52,750,000 (Sino Pride owed to VP Holding) for a nominal consideration of HK$ 1 (approximately US$0.13) from VP Holding. The change of ownership in Sino Pride from VP Holding to Iven had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven is a private shell company with no operations and with no or nominal assets, which is 100% directly and indirectly owned by Mr. Brown. Iven was a legal acquirer in the November 30, 2016 acquisition. At the date of acquisition, Sino Pride was a holding company of two Chinese operating entities, DVPD and DVBM. The accounting acquirer usually is the combining entity whose relative size (measures in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities as per ASC 805-10-55-13. Thus, Sino Pride and Subsidiaries are the accounting acquirer in connection with the November 2016 transaction.

The November 30, 2016 transaction was treated as a reverse acquisition or recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

September 4, 2017 Transaction

On September 4, 2017, VCI signed an agreement of “Assignment of All Outstanding Shares and All Debt Right Agreement” (“the Agreement”) with Iven. Pursuant to the Agreement, VCI acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder debt and loan rights totaled HK$493,807,633 (approximately $64,208,000) (Sino Pride owed to VP Holding) included outstanding shareholder loan of HK$408,409,628 (approximately $53,093,000) with a nominal consideration of HK$1 (approximately US$0.13) from Iven. The change of ownership in Sino Pride from Iven to VCI had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven and VCI are under common control of our controlling shareholder. The transfer of ownership in Sino Pride from Iven to VCI is a part of the corporate restructuring to prepare the Company to list in the U.S. capital markets.

The Company accounted for the September 2017 transaction as a transaction between entities under common control based on the guidance provided by ASC 805-50-25. Following the above transactions, VCI has gained control over Sino Pride and subsidiaries, in an essence, VCM has gained control over VCI, Sino Pride and Subsidiaries.

The Company together with its wholly-owned subsidiary, VCI, Sino Pride and majority owned subsidiaries, DVBM and DVPM were effectively controlled by the same shareholder, Mr. Brown before and after the September 2017 corporate restructuring, and is considered under common control, which have been accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate restructuring had been in existence at the beginning of the periods presented. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

Segment Information

The Company and its subsidiaries generate most of the income from rental and building management services. The Company manages one shopping center currently. Geographically, all income are generated from Dalian, China.

F-7

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As indicated in the accompanying consolidated financial statements, the Company had a net loss of $6,992,506 and $14,577,024 for the years ended December 31, 2017 and 2016, respectively; an accumulated deficit of $190,411,237 at December 31, 2017 and net cash used in operations of $1,099,315 for the year ended December 31, 2017. Additionally, total revenues for the year ended December 31, 2017 decreased by approximately 7% as compared to the total revenue for the year ended December 31, 2016. The current cash balance cannot be projected to cover the required payments of the operating expenses arising from normal business operations and to meet the required payments if settled with the claims filed by the property owners as disclosed below for the next twelve months from the issuance date of this report. Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/ or equity capital. Management believes that its capital resources are not currently adequate to continue operating and maintaining its business for the next twelve months from the issuance date of this report.

As of December 31, 2017, the Company had property financing agreement payable of $78,219,579, leases liability payable of $725,426, expired lease-back payable of $5,976,264, and buy-back payable of $6,426,060. As of December 31, 2017, there were total of 455 lawsuit cases against the Company in Dalian City, China. Litigant claimed that the Company did not buy back the property as pursuant to the sales contract or the Company did not pay the promised lease-back rent on time. These claims amounted to $22,737,166 (RMB 147,962,107 translated at December 31, 2017 exchange rate). These payables were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”. As of December 31, 2017, the Company accrued additional $2,901,221 litigation payable. The Company will record attorney fees when it was invoiced. As of December 31, 2017, the attorney fee in connection with litigation cases was $666,599 and $65,123 for December 31, 2017 and 2016, respectively.

The Company accrues the interest consistently to property financing agreement payable and leases liability payable based on lease agreements. The Company records the expired lease-back payable and unpaid buy-back payable in other payable and accrues additional possible liabilities based on estimation. The management believed that current recorded liabilities were reasonable estimates to total final buy-back payments and total final lease-back payable.

These litigations are caused by our failure to buy back the properties when requested to or our failure to pay rents for certain lease-back units. Subsequently, certain units owned by DVPD have been frozen from transfer or disposition by the courts. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has be listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may be imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties. In addition, the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash.

During 2017, due to lack of effective controlling and monitoring procedures and process, the DVPD provided total of 293 square meters as a collateral to help one board member of DVPD, one employee of DVPD (now a former employee) and one unrelated individuals to acquire three separate bank working capital loans. There was no gain or profit for the Company to provide such collaterals. The 12 months period was past due. The Company has a risk of losing these properties if these individuals were not able to pay those bank loans.

Management’s plans include: (i) resolving litigation cases at lowest possible cost, (ii) increasing our rental income by change management team. (iii) raising capital through the equity or debt offerings to implement its renovation plan to develop Victory Plaza into a modern multi-functional shopping center and fund future operations in addition to the generating of revenue through its businesses. Failure to raise adequate capital and generate adequate revenues could result in the Company having to curtail or cease operations.

F-8

Additionally, even if the Company does raise sufficient capital to support its operations and generate adequate revenues, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows positive from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements present the historical results of operations and cash flows of VCM and subsidiaries, and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented (see Note 16 for the 20,700,000 common shares issued on November 13, 2017).

The Company’s consolidated financial statements include the accounts of VCM from July 13, 2017 (inception date) to December 31, 2017, the accounts of VCI from July 13, 2017 (inception date) to December 31, 2017, and the accounts of all subsidiaries: Sino Pride, DVPD and DVBM for the years ended December 31, 2017 and 2016. All inter-company accounts and transactions among the consolidation group have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the dates of the consolidated financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates in the years ended December 31, 2017 and 2016 include the allowance for doubtful accounts on tenant receivable and other receivables, recoverability of long-lived assets, the useful life of rental properties, property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollars. The functional currency of VCM and VCI is the U.S. dollar, the functional currency of DVPD and DVBM is Chinese Renminbi (“RMB”), and the functional currency of Sino Pride is Hong Kong Dollar (“HK$”). The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830-30 “Translation of Financial Statements”. The financial information is first prepared in RMB or HK$ and then is translated into U.S. dollars at year-end exchange rates as to assets and liabilities and at average exchange rates as to revenue, expenses and cash flows. Equity accounts are translated at their historical exchange rates when the capital transactions occurred. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2017 and 2016 were $(12,439,971) and $(3,252,672), respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the Company’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate changes. The Company has an inter-company loan denominated in US dollar. The repayment of loan is required when the Company is profitable. The loan proceeds, repayment and accrued interest were tracked in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the reporting period, the Company will adjust loan and interest payable balance from US dollar to RMB by using period ending exchange rate. Any gain or loss from foreign currency exchange will be recognized in the consolidated statements of operations. There were $1,334,212 foreign currency transactions gain and $1,268,162 foreign currency transactions loss recognized during the years ended December 31, 2017 and 2016, respectively.

F-9

For the years 2016 and prior, foreign exchange rates published by Federal Reserve were used as yearend exchange rate in the consolidated financial statements. Yearly average exchange rates used in the consolidated financial statements were from “Yearly Average Exchange Rates for Converting Foreign Currencies into U.S. Dollars” published by Internal Revenue Service. Started from 2017, spot exchange rate and average exchange rate published by fxtop.com were used in the consolidated statement statements.

US Exchange Rate	2017	2016	2015

Year-end RMB	6.5075	6.9430	6.4920
Annual average RMB	6.7588	6.9100	6.4890

Year-end HK$	7.8146	7.7534	7.7500
Annual average HK$	7.7928	8.0730	8.0620

All foreign exchange transactions must take place through authorized institutions of China. Management makes no representation that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Revenue Recognition

Rental Income

Our Victory Plaza currently has approximately 3,100 rental units. Among these rental properties, the Company owned approximately 500 units and 2,600 units were sold. The Company will lease back part of those sold property at the owner’s will and rent out to the tenants. As of December 31, 2017 and 2016, the Company had 23 and 249 lease-back units, respectively. Rental income is reported in gross amount including rent income from our owned properties and lease-back properties. Existing lease-back expenses were recorded as amortization and interest expenses. Expired lease-back expenses were included in the lease-back expenses.

The Company recognizes the rental income on a straight-line basis over the terms of the leases. The cumulative differences between rental income recognized in the Company’s consolidated statements of operations and contractual payment terms have been recorded as deferred rental income and presented on the accompanying consolidated balance sheets.

Property Management Fee Income

We currently provide common area management services to all tenants and shop owners. Common area management services include utilities, security, cleaning, fire service, landscaping, public facilities maintenance and other traditional services provided by a property management office. The term of property management agreement is usually consistent with the tenants’ lease term. Property management fee is charged based on the area of property ranging from $17 to $20 per square foot per annum.

Since the performance obligations in the property management agreement is identical with the term of property management agreement, the Company recognizes the propriety management income on a straight-line basis over the terms of the management agreement. The cumulative differences between property management income recognized in the Company’s consolidated statements of operations and contractual payment terms have been recorded as deferred income and presented on the accompanying consolidated balance sheets.

Expense Recovery

The Company will pay utility, repairment and insurance expenses to third party vendors in order to fulfill its management obligations. The Company will charge full or partial of these expenses to tenants in addition to property management fees. The charge methods will depend on the size of tenant and terms of property management agreement. The Company is acting as an agent to arrange for the provision of utilities, repairments and other services by third parties. The Company will recognize the fee collected as income after the Company’s service is provided. The recovered expenses will offset with expenses the Company paid and be reported at a net amount under the caption of other income in accompanying consolidated financial statements.

F-10

Rental Properties

Rental properties are carried at cost less accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvements of rental properties are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives of the assets. Improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases, if any. When rental properties are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

The following table summarized ownership of rental properties.

			Financial Statement Presentation
Group	Description of Property	%	Assets	Liabilities
A	Owned with title by DVPD	18%	Rental properties	N/A
B	Sold properties with buy-back options or return is in process without paying off	9%	Rental properties	Property financing agreements payable
C	Properties with buy-back options transferred to SML*	5%	Rental properties	Loan payable SML
D	Sold properties	68%	N/A	N/A

*See Note 10 Property Financing Agreement Payable

Sold Rental Properties with Financing Agreement (Group B and C Properties)

Pursuant to the sales contract, at the date of sales, buyer obtained legal title to the property, buyer also had an option to sign a separate buy-back agreement. The purchase agreement granted buyer an option to request the Company to buy back sold properties at a stated purchase-back price once the options are vested and the Company has received the payments of the sold properties. As of December 31, 2017, approximately 14% of total rental spaces of Victory Plaza were sold to various unrelated individuals and entities with a purchase-back option. The majority of these properties were sold during the period from 1998 to 2014. The vesting date of the purchase-back options ranged in the period from 2014 to 2018.

Pursuant to ASC 360-20-40-38, if a property seller has an obligation to repurchase the property, or the terms of the transaction allow a buyer to compel the seller or give an option to request the seller to repurchase the property, the transaction shall be accounted for as financing, leasing, or profit-sharing arrangement rather than as a sale. It is aligned with ASC 842-40-25-3, an option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset. The Company’s accounting policy is to treat this type of sales as a financing agreement. The Company continues to report its ownership of the property sold as assets (within the Rental Properties line item) and continues to depreciate the properties based on the estimated useful lives. The Company recorded sales proceeds as a “property financing agreements payable” at the liability section of the consolidated financial statements and accrued the interest payable during the periods of the vesting. The interest rate is determined by the price spread of each unit’s sale price and buy-back price, and the time span from the date of sale to the maturity date (last date to execute the option). The Company will derecognize the liability when the Company purchases back the properties, or the owners of sold properties have settled with the Company or gave up the exercise of the purchase-back options, or upon the expiration of the options if not exercised. If the amount of settlement is great than book amount (including principal and interest), a loss will be recognized. If the amount of settlement is less than book amount (including principal and interest), a gain will be recognized. See Note 10, Property Financing Agreement Payable for further information.

F-11

Sold Properties (Group D Properties)

As of December 31, 2017, approximately 68% of total space of Victory Plaza was sold and owned by various unrelated individuals and entities with legal title to the respective properties. Pursuant to the sale contracts, at the date of the sales, buyers obtained integrated legal ownership to the sold properties and assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will) while the Company received the payments of the purchase prices. These sales were considered final sales.

As part of business operations, the Company may lease back properties from the owners of group D properties and subleases these properties to un-related third parties with new lease terms. Sales and lease-back are two separated business transactions. Lease-back is at the owner’s will and is not a condition of sales. Lease-back could happen immediately after the sale of property or at any time after the sales if the owner of the property is interested in rental services provided by the Company.

Under ASC Topic 842, a sale and lease-back arrangement will be accounted for as a sale if all of the following conditions are met: (i) Control of the underlying asset is transferred to the buyer-lessor in accordance with the revenue recognition guidelines in ASC Topic 606, Revenue from Contracts with Customers, (ii) The classification of the sublease is not a finance lease from the perspective of the lessee, or a sales-type lease from the perspective of the lessor, (iii) No repurchase option.

There were 11 and 17 outstanding leases that Company leased back from the owner of group D properties as of December 31 2017, and 2016, respectively. All those lease-back arrangements met the above criteria and have been accounted for as a sale. The allocated carrying cost and land use right cost was derecognized and gain or loss was recognized when each of the sales was completed.

Lessee Accounting

We have elected to early adopt of ASC Topic 842, the recent accounting updates related to leases. ASC 842 requires us to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

The lease liability is initially measured at the present value of lease payments not yet paid as of lease commencement. Lease payments should be discounted at the rate implicit in the lease or lessee’s incremental borrowing rate. The right-of-use asset is initially measured as: (i) The lease liability determined, (ii) Lease payments made to the lessor at or before lease commencement, minus lease incentives received from the lessor, (iii) Initial direct costs incurred by the lessee.

A lessee will subsequently measure the lease liability by (a) accreting interest expense on the carrying value of the lease liability using the effective interest rate method, and (b) reducing the carrying value of the lease liability for lease payments made. A lessee will subsequently measure the right-of-use asset by amortizing that asset over the lease term. Amortization should be recorded on a straight-line basis. The right-of-use asset will also be tested for impairment based on the asset impairment rules that apply to property, plant and equipment in ASC Topic 360.

F-12

For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term.

Lessor Accounting

The Company owned approximately 500 rental units and leased these rental properties to various tenants. Pursuant to ASC 842 – 30, the Company will classify lease as a sales – type lease if: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. As of December 31, 2017, none of our leases, as a lessor, met above criteria and be classified as a sale – type lease.

Pursuant to ASC 842 – 30, when none of the sales-type lease classification criteria are met, a lessor would classify the lease as a direct financing lease when both of the following criteria are met: (i) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all (90% or more) of the fair value of the underlying asset and (ii) It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. As of December 31, 2017, none of our leases, as a lessor, met above criteria and be classified as a sale – type lease.

Pursuant to ASC 842 – 30, a lessor would classify a lease as an operating lease when none of the sales-type lease classification criteria or direct financing lease classification criteria are met. As of December 31, 2017, all leases of Company owned rental properties were classified as operating lease. The Company will continue to recognize the underlying asset and recognizes lease income over the lease term.

Disposition of Real Estate and Real Estate Investments

Sales of real estate include operating properties and investments in real estate joint ventures. Gains from dispositions are recognized using the full accrual or partial sale methods, provided that the Company has met various criteria relating to the terms of sale and any subsequent involvements. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred.

Real Estate Held for Sale

The Company generally considers assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value, less cost to sell. The Company evaluated its property portfolio and did not identify any properties that would meet the criteria for held for sale as of December 31, 2017 and 2016.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks within the PRC, Hong Kong and United States. The Company considers all short-term highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash balances in bank accounts in the PRC and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in bank deposits and believes they are not exposed any risks associated with their bank account balances.

Restricted Cash

Restricted cash represented the required cash deposits by the bank used for interest and loan repayment only.

F-13

Tenant and Sundry Receivables , net of Allowance for Doubtful Accounts

Tenant receivables mainly consist of receivable from tenants recorded at original invoice amount, less estimated allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information. The Company makes judgments as to the collectability of tenant receivables based on historical trends and future expectations. Management estimates an allowance for doubtful accounts and adjusts gross tenant receivables downward based on their expectation of specific tenant risks and the Company’s tenant receivables aging and collection analysis. Management considers accounts past due on a tenant-by-tenant basis. Based on its review, management has determined that the allowance for doubtful accounts at December 31, 2017 and 2016 were $43,026 and $73,421, respectively.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives. The garage was sold in 2016, accordingly the Company has reclassified the garage and presented it on a separate line item in the accompanying financial statements.

When properties and equipment are sold or otherwise disposed of, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Impairment of Long-Lived Assets

Long-lived assets, primarily rental properties and machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its estimated undiscounted future cash flows over the anticipated holding period and measures the impairment loss based on the amount by which the carrying amount of the assets exceeds the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values or third party independent appraisals, as considered necessary. There were no impairment losses recognized due to its fair market value was higher than its carrying cost as of December 31, 2017 and 2016, respectively

Debt Issuance Costs

Costs related to bank loans payable consists of fees and direct costs incurred in obtaining such financings. These costs are presented as a reduction of our bank loans payable and are amortized on a straight-line basis over the terms of the related loan payable which approximates the effective interest rate method. Such amortization is included in “Interest – loans” in the accompanying consolidated statements of operations, which amounted to $69,216 and $67,702 for the years ended December 31, 2017 and 2016, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive common share equivalents. Since the Company is in a net loss position, all common stock equivalents would be considered to be anti-dilutive and are, therefore, not included in the determination of diluted earnings per share. According, basic and diluted loss per share are the same. There were no common stock equivalents as of December 31, 2017 and 2016.

F-14

Years Ended December 31,	2017	2016
Numerator for earnings per share:
Net loss attributable to the Company’s common shareholder	$(5,456,275)	$(11,541,681)
Denominator for basic and diluted earnings per share:
Basic weighted average common shares*	20,700,000	20,700,000
Diluted weighted average common shares	20,700,000	20,700,000
Per share amount
Per share - basic and diluted	$(0.26)	$(0.56)

*Prior to the self-underwritten public offering, the Company issued 20,700,000 founder shares to its controlling shareholder. All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

Non-Controlling Interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of non-controlling interest holder, DVDC.

Comprehensive Income (Loss)

The Company follows ASC 220-10, “Reporting Comprehensive Income” ASC 220-10 requires the reporting of comprehensive income (loss) in addition to net income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income (loss). Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the provision of ASC 825-10-65, “Financial Instruments – Transition and Open Effective Date Information”. Although the estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies, the estimate presented are not necessarily indicative of the amounts that the Company could realize in current market exchanges. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivables and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company is governed by the Income Tax Law of the PRC, the Special Region of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarter or annual period based, in part, upon the results of operations for the given period. As of December 31, 2017, and 2016, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

F-15

Fair Value Measurements

The Company complies with the provisions of ASC 820 “Fair Value Measurements and Disclosure “(ASC 820) in measuring fair value and in disclosing fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. ASC 820-10-35, Fair Value Measurements and Disclosures – Subsequent Measurement (ASC 820-10-35), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant. Fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level inputs are inputs other than quoted prices included within level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in market that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is release publicly; (c) Inputs other than quoted prices that are observable for the asset or liability and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstance, which might include internally generated data and assumptions being used to price the asset or liability.

When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets. Nevertheless, certain assets are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

Deferred Rental Income

Rental income and management fee from leases is recognized on a straight-line basis over the term of the relevant leases. The cumulative difference between the rental income/management fee recognized in the Company’s consolidated statements of operations and actual annual contractual lease payment is recorded as deferred rental income and presented on the consolidated balance sheets. Additionally, the prepaid lease payment from the tenant is recorded within the deferred income.

F-16

Advertising

Advertising is expensed as incurred and is including in other general and administrative expenses. Advertising expenses totaled $2,447 and $1,635 for the years ended December 31, 2017 and 2016, respectively.

Recently Adopted Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates (“ASUs”). The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and/or results of operations.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 “Leases (Topic 842).” This standard requires entities to recognize assets and liabilities on their balance sheet for the rights (right-of-use or “ROU”) and obligations created by the leased assets. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2018. The guidance is required to be applied by the modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. Early adoption is permitted. We have adopted the guidance of this standard effective December 31, 2016 and retrospectively from the beginning of lease term and recognized lease use right assets and obligations created by these leases. As a result, $142,205 and $873,512 of net ROU assets and leases liability payable of $725,426 and $5,253,532 were recorded in the accompanying consolidated financial statements for the years ended December 31, 2017 and 2016, respectively.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods ending after December 15, 2016, with early adoption permitted. The Company adopted this standard effective December 31, 2016 and disclosed going concern in footnote 2.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The authoritative guidance requires significantly expanded disclosures about revenue recognition and was initially effective for fiscal years and the interim periods within these fiscal years beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.” This standard defers for one year the effective date of ASU 2014-09. The deferral will result in this standard being effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016 including interim reporting periods within that reporting period. The adoption of this authoritative guidance will have no material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, an update to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The adoption of this authoritative guidance will have no material impact on our consolidated financial statements.

F-17

NOTE 4 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	2017	2016
Supplies on hands	$69,171	$50,264
Prepaid expenses	345,971	1,296,423
Deposits	60,178	-
Total prepaid expenses and other assets	$475,320	$1,346,687

NOTE 5 – RENTAL PROPERTIES, NET

Victory Plaza is located in Dalian City, Liaoning Province of China. It is built by DVPD from 1993 to 1998. The Company leases its owned properties and lease-backed properties to tenants and manages the Victory Plaza,

The following table summarized ownership of rental properties.

		Cost of Property In US$			% of Total
Group	Description of Property	2017	2016	In Square Feet	Square Feet	Unites
A	Owned by DVPD	$25,027,714	$23,457,850	260,497	18%	506
B	Sold properties with buy-back options or buy-back is in process without paying off	12,393,831	18,270,967	129,662	9%	488
C	Properties with buy-back options transferred to SML*	7,099,880	-	74,013	5%	273
D	Sold properties	-	-	1,016,446	68%	1,899
Rental properties at cost		44,521,425	41,728,817	1,480,618	100%	3,166
Less: Accumulated depreciation		(19,411,011)	(17,264,428)
Rental properties, net		$25,110,414	$24,464,389

*See Note 10, Property Financing Agreement Payable

As of December 31, 2017, 94,431 square meters (1,016,446 square feet) of total rental properties (group D property), or 68% of rental properties (not including garage were sold in 2016) were sold . These sold properties were owned by various unrelated individuals and entities. Majority of these properties were sold during the period of 1998 to 2012. Pursuant to the sale contracts, at the date of the sales, buyers obtained integrated legal ownership to the sold properties and assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will) while the Company received the payments of the purchase prices. These sales were considered final sales. The allocated carrying cost and land use right cost were derecognized and gains or losses were recognized when the completion of sales.

As of December 31, 2017, DVPD owned 24,201 square meters (260,497 square feet) of total rental properties (group A property) (approximately 18%) with property’s legal title. Rental properties were carried at the cost, which included allocated construction costs and allocated original purchased land use right costs. These properties were recorded under the caption of “rental properties” and reported at the assets section of financial statements.

Among the properties owned by the Company, 18,650 square meters (200,747 square feet) of properties were used as collaterals of RMB 390M Loan ($56.2 million) and 2,053 square meters (22,098 square feet) were used as collaterals of RMB 50M Loan ($7.2 million) and RMB 23M Loan ($3.5 million). (Note 9, Bank Loans Payable)

As of December 31, 2017, 18,922 square meters (203,675 square feet) of total properties (14%) (including the properties transferred to SML in 2017) were sold to various unrelated individuals and entities with a purchase-back option. Majority of these properties were sold in a period from 1998 to 2012. The vesting date of buy-back ranged from 2014 to 2018. The Company has no legal title to these properties until the Company purchases back these properties upon the exercise of the purchase-back option. The Company’s accounting policy is to treat this type of sales as a financing agreement. The cost of property sold was kept under the caption of “rental property” in the assets section of financial statements and continuously depreciated the properties with estimated life. The Company recorded sales proceeds as “property financing agreements payable” at the liability section of the financial statements and accrued the interest during the period of the lease. The interest rate is determined by the price spread of each unit’s sale price and re-purchase price, and the time span from the date of sale to the maturity date (last date to execute the option). At the date of repurchase, the amount of sales proceeds received plus interest accrued will be equal to the agreed purchase price. The Company will derecognize the liability at the earlier of (1) when the Company repurchased the properties, (2) when the owner of the property and the Company reached a settlement to give up the purchase-back option, and (3) the expiration of the purchase-back option if not exercised. See Note 10, Property Financing Agreement Payable for further information.

F-18

As of December 31, 2017, 6,876 square meters (74,013 square feet) were transferred to SML. Pursuant to the SML financing agreement (see Note 10, Property Financing Agreement Payable), SML will negotiate with each individual property owner who exercised option to request the Company to buy back the property on a case by case basis and pay an agreed upon price to property owner. SML will acquire the title of property settled with previous owner and extend the purchase-back option to May 15, 2020. The Company will honor the purchase-back agreement and agreed to pay the same purchase price stated at original purchase-back agreement to SML. SML will also negotiate with lease back owners and settle the balance due that Company owed to lease owner. The Company will pay an interest at 8% per annum to the balance (buy-back price) owed to SML.

There is no private ownership of land in the PRC. All land in the PRC is owned by the government and cannot be sold to any individual or company. The government grants a land use right that permits the holder of the land use right to use the land for a specified period. Our land use rights were granted with a term of 50 years. Any transfer of the land use right requires government approval. The acquisition cost of land use right was allocated to each rental property and are amortized with rental property. The land use right of garage sold in 2016 was recorded separately from garage and was amortized on the straight-line method over the terms of the land use rights. The land use rights are to expire on May 2043. Properties’ estimated life was determined by valid life of land use rights. Rent properties are depreciated at 45 years estimated life.

Expected future minimum rents to be received over the next five years and thereafter from leases in effect as of December 31, 2017 are as follows:

For the Years Ending December 31,	Amount in US$
2018	$2,099,417
2019	906,244
2020	810,119
2021	742,583
2022	155,626
Thereafter	98,213
Total	$4,812,202

NOTE 6 –PROPERTY AND EQUIPMENT AND GARAGE SOLD IN 2016

Property and equipment is composed of the following:

	Estimated Useful Life	2017	2016
Property and equipment, net	45 years	$233,724	$219,064
Office equipment	3-5 years	309,874	264,754
Business machinery and equipment	5-10 years	3,150,440	2,937,526
Auto	5 years	26,288	10,082
Improvement	5-10 years	10,654,315	9,740,135
Total properties, machinery and equipment		14,374,641	13,171,561
Less: accumulated depreciation and amortization		(13,589,287)	(12,268,442)
Property and equipment, net		$785,354	$903,119

Depreciation in the year		$244,772	$533,154

On September 19, 2016, the Company sold the garage with proceeds of $10,130,246 (RMB 70,000,000) and realized gain on sales of $664,472 (RMB 4,591,502). The proceeds were used for the operations of the Company. The carrying cost of $14,813,904 and accumulated depreciation $6,064,814 of garage were wrote off accordingly. Related land use rights cost of $1,296,725 (RMB 8,960,369) and accumulated amortization of $613,783 (RMB 4,241,241) were derecognized in 2016.

F-19

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the software used in management. The cost and related amortization are as follows:

	Estimated Useful Life	2017	2016
Management software	5 years	$9,282	$8,699
Less: accumulated amortization		(9,282)	(7,539)
Intangible assets, net		$-	$1,160

Amortization expense was $1,192 and $1,748 for the years ended December 31, 2017 and 2016, respectively.

NOTE 8 – RIGHT OF USE ASSETS

As part of business operations, the Company leases back sold properties in Victory Plaza and subleases the properties to un-related third parties with a separated lease terms. Leases related to the property in group B (see Note 5, Rental Properties, Net) which were sold with buy-back option are classified as financing lease. Lease related to the property in group D (see Note 5, Rental Properties, Net) will classified as financing lease if the lease meets any of the following criteria: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease will be classified as an operating lease if it is not classified as a finance lease.

Right of use assets consist of the followings as of December 31, 2017 and 2016:

Right of Use Assets as of December 31, 2017 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	12	$914,335	$(809,999)	$104,336
Financing lease	D	11	642,709	(604,840)	37,869
Operating lease	-	-	-	-	-
Total		23	$1,557,044	$(1,414,839)	$142,205

Right of Use Assets - As of December 31, 2016 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	232	$12,760,260	$(11,993,818)	$766,442
Financing lease	D	16	753,178	(663,313)	89,865
Operating lease	D	1	30,969	(13,764)	17,205
Total		249	$13,544,407	$(12,670,895)	$873,512

Amortization of ROU assets was $168,896 and $1,420,820 for the years ended December 31, 2017 and 2016, respectively. Operating lease expense was $13,345 and $11,541 for the years ended December 31, 2017 and 2016, respectively.

During 2017, 226 lease-back leases were expired. The Company did not renew those leases.

F-20

NOTE 9 – BANK LOANS PAYABLE

The following table sets forth the Company’s loans payable at December 31, 2017 and 2016:

Harbin Bank Loans	2017	2016
Interest at 7.86% per annum, payable 07/18/2027	$59,777,180	$56,171,684
Interest at 7.08% per annum, payable 07/19/2024	5,419,571	5,851,217
Interest at 6.50% per annum, payable 12/20/2018	1,844,026	-
Total Principal	67,040,777	62,022,901
Less:
Unamortized debt issuance cost in connection with Harbin Bank Loans	(471,121)	(508,951)
Total Bank Loans Payable	$66,569,656	$61,513,950

On July 20, 2014, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 390M Loan”) for a principal amount of $56,171,684 (RMB 390,000,000) long-term borrowing from Harbin Bank (the “Bank”). The RMB 390M Loan was used for “repayment of other bank loans, repayment of shareholder loans and renovations”. The RMB 390M Loan bore an interest of 7.86% per annum initially. Pursuant to the RMB 390M Loan agreement, the interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates were 5.97% and 6.01% for the year ended December 31, 2017 and 2016, respectively.   Originally, the RMB 390M Loan will mature on June 19, 2024. On August 17, 2017, the Bank informed DVPD that the Bank agreed the following: (i) to extend the maturity date of the RMB 390M Loan from July 19, 2024 to July 18, 2027; (ii) to extend initial monthly repayment date from August 20, 2017 to July 20, 2020, during the extended period, the Company has to repay the principal of $72,015 (RMB 500,000) per quarter at the minimum plus monthly interest payment; (iii) add Mr. Alex Brown, the controlling shareholder and founder of VCI, as a joint and several guarantor. The RMB 390M Loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Dalian Victory. Upon Bank’s declaration of an event of default under the Loan agreement, Bank may demand payment in full of all outstanding principal and accrued interest. The RMB 390M Loan balance was $59,777,180 (RMB 389,000,000) and $56,171,684 (RMB390,000,000) at December 31, 2017 and 2016, respectively.

The RMB 390M Loan is secured substantially by the 18,650 square meters (200,747 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD, DVBM, and Mr. Alex Brown. If DVPD fails to fulfill the obligations of the relevant provisions of the RMB 390M Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan.

On March 24, 2015, DVPD entered into a loan agreement (the “RMB 50M Loan”) for a principal of $7,201,498 (RMB50, 000,000) long-term borrowing from the Bank. The RMB 50M Loan was used for “renovations”. The RMB 50M Loan bore an interest of 7.08% per annum initially. The interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates for the year ended December 31, 2017 and 2016 were 5.92% and 5.93%, respectively. The maturity date of the RMB 50M Loan is July 19, 2024. The RMB 50M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon Bank’s declaration of an event of default under the loan agreement, the Bank may demand payment in full of all outstanding principal and accrued interest.

The RMB 50M Loan is secured substantially by the 2,053 square meters (22,098 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD and DVBM. When DVPD fails to fulfill the obligations of the relevant provisions of the Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan. The Company is required to make the principal and interest payments from April 20, 2015 through the Maturity Date. The RMB 50M Loan balance was $5,419,571 (RMB 35,267,857) and $5,851,217 (RMB40,625,000) at December 31, 2017 and 2016, respectively.

On December 21, 2017, DVPD entered into a liquidity loan agreement (the “RMB 23M Loan”) for a principal amount of $3,534,383 (RMB 23,000,000) from Harbin Bank (the “Bank”). The RMB 23M Loan is used for short term liquidity needs. On December 28, 2017, DVPD borrowed $1,844,026 (RBM 12,000,000) from the principal. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from December 21, 2017 to December 22, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Bank at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 23M loan is secured by the same collateral as the RMB 50M loan and is guaranteed jointly by DVBM and Sino Pride.

F-21

On December 28, 2015, DVBM received a $1,078,250 (RMB 7,000,000) short-term borrowing from the Bank. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was December 21, 2016. The proceeds were used for interest payment to the Bank only and the balance of the loan proceeds was hold by the Bank. The loan was repaid on October 21, 2016.

On May 16, 2016, DVBM received a $950,598 (RMB 6,600,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was May 15, 2017. The loan was repaid on October 4, 2016.

On May 23, 2016, DVBM received a $364,396 (RMB 2,380,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was May 22, 2017. The loan was repaid on October 4, 2016.

On June 21, 2016, DVBM received a $342,791 (RMB 2,530,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was May 22, 2017. The loan was repaid on October 4, 2016.

On July 21, 2016, DVBM received a $309,664 (RMB 2,150,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was June 20, 2017. The loan was repaid on October 4, 2016.

On August 22, 2016, DVBM received a $342,791 (RMB 2,530,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was June 20, 2017. The loan was repaid on October 4, 2016.

On September 21, 2016, DVBM received a $371,597 (RMB 2,580,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was June 20, 2017. The loan was repaid on October 4, 2016.

On September 29, 2017, DVPD entered into a liquidity loan agreement (the “RMB 9M Loan”) with the Dalian Economic Development Zone Branch of the Bank (the “Branch”), pursuant to which DVPD borrowed $1.3 million (RMB 9 million) from the Bank. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from September 30, 2017 to September 24, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Branch at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 9M loan is used for short term liquidity needs and guaranteed jointly by Alex Brown, DVPD and DVBM. The RMB 9M Loan was repaid on December 29, 2017.

F-22

The weighted average short-term loan balance consisting of loan from financial institution was $328,339 and $1,548,036 for the years ended December 31, 2017 and 2016, respectively. The weighted average interest rate for short term loan was 6.59% and 5.29 % per annum for December 31, 2017 and 2016, respectively.

For the years ended December 31, 2017 and 2016, interest expenses incurred for the loans, including amortization of debt issuance costs amounted to $3,879,021 and $3,986,940, respectively.

Debt Maturities

As of December 31, 2017, scheduled maturities of the Company’s outstanding bank loan repayment were as follows:

Year ending December 31,
2018	$2,974,590
2019	1,130,564
2020	1,130,564
2021	1,130,564
2022	1,130,564
Thereafter	59,543,931
Total debt maturities	67,040,777
Net unamortized debt issuance costs	(471,121)
Total debt obligations	$66,569,656

NOTE 10 – PROPERTY FINANCING AGREEMENT PAYABLE

Property financing agreements payable consists of the following as of December 31, 2017 and 2016.

	2017	2016
Purchase-back financing agreements	$48,650,290	$68,645,480
SML financing agreements	29,684,354	-
Net unamortized SML financing cost	(115,065)	(15,860)
Total property financing agreements, net	$78,219,579	$68,629,620

Purchase-back Financing Agreements

As of December 31, 2017, 18,922 square meters (203,675 square feet) of total properties (14%) (including the properties transferred to SML in 2017) were sold to various unrelated individuals and entities with a purchase-back option. Majority of these properties were sold in a period from 1998 to 2012. The vesting date of buy-back option ranged from 2014 to 2018.

The Company’s accounting policy is to treat this type of sales as financing agreements. The costs of properties sold were kept under the caption of “rental properties” in the assets section of financial statements and continuously depreciated the properties with estimated life. (see Note 5, Rental Properties, Net) The Company recorded sales proceeds as “property financing agreements payable” at the liability section of the financial statements and accrued the interest during the period of the buy-back option. The interest rate is determined by the price spread of each unit’s sale price and buy-back price, and the time span from the date of sale to the maturity date (last date to execute the option). In the case of buy-back price is equal to sales price, a bank long term lending rated is used. The amount of purchase-back financing agreement represents the original proceeds from sale of property plus accrued interest. At the date of maturity, the amount of purchase-back financing agreement will equal to the buy-back price stated in the buy-back contract.

F-23

Detailed information on property purchase-back financing agreement payable as of December 31, 2017 and 2016 as follows.

	Units	Square Feet	Selling Price	Buy-back Price	Property Financing Agreement Payable	Property Financing Agreement Payable, Net
As of December 31, 2016	761	203,675	$57,407,404	$70,047,274	$68,645,480	$68,645,480
Net unamortized cost						(15,860)
Purchase-back Financing Agreement Payable, Net - 12/31/2016						$68,629,620
Accrued interest in 2017					730,971
Settled by SML-2017	(273)	(74,013)	(21,192,502)	(25,752,966)	(25,293,015)
Exchange Effect			3,841,863	4,687,759	4,566,854
As of December 31, 2017	488	129,662	$40,056,765	$48,982,067	$48,650,290	$48,650,290
Net unamortized cost						(224)
Purchase-back Financing Agreement Payable, Net - 12/31/2017						$48,650,066

Buy-back price is the price that Company has to pay when the owner of property requests the Company to buy-back the property. This price is stated in the purchase-back agreement. Property financing agreement payable is the amount that the Company Accrued as a liability as of the reporting date. At the date of maturity, property financing agreement will equal to purchase-back price.

Property financing agreement payable will be derecognized when purchase-back amount is fully paid. In the case of settlement, the remaining unpaid balance will be reclassified to purchase-back payable in the item line of other payable. The amount recorded as buy-back payable was $6,426,060 and $6,300,272 for the years ended December 31, 2017 and 2016, respectively.

SML Agreement

On December 29, 2017, the Company entered and executed an agreement “Strategy Cooperation Agreement”, as amended on February 22, 2018 (“SML Agreement”) with Dalian Sheng Ma Lin Trading Ltd. (“SML”). Pursuant to SML Agreement, SML will negotiate with each individual property owner who exercised option to request the Company to buy back the property on a case by case basis and pay an agreed price to such owner. SML will subsequently become the owner of the property and the Company has agreed to buy back the property at the initial price under the buy-back option with the previous owner with an annual interest of 8% commencing on January 1, 2018 no later than May 15, 2020. In addition, SML will settle the lease-back payables under the lease-back agreements with each individual property owner and the Company agrees to pay SML the initial amount of rent payables under the lease-back with an annual interest of 8% commencing on January 1, 2018 no later than May 15, 2020. SML Agreement helps the Company to temporarily relieve part of pressure from disputes and expedite the settlements which will help Company to improve its credit and financial position so that the Company can focus on the renovation. However, if the Company fails to carry out the renovation, or the renovation is not successfully, the Company may not have enough fund to buy back the properties from SML or pay the lease-back owed to SML before May 15, 2020, and the Company may not able to continue its operation or business. SML has no relationship or affiliation with the Company other than the SML agreement.

SML Agreement at December 31, 2017 consist of following:

Purchase-back related cases: including historical purchase-back remaining balance	$25,701,487
Lease-back related cases: including historical lease-back payable remaining balance	3,982,86 7
Total SML financing agreements	$29,684,35 4

F-24

Following table set forth the expiration of purchase-back agreements (excluding SML financing agreement):

Expiration in Years	Units	Amount
Past due as of 12/31/2017	437	$41,556,650
2018	36	4,560,968
2019	10	1,979,700
2020	3	492,708
2021	-	-
2022	2	270,826
Total	488	$48,860,852

NOTE 11 – Account Payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2017	2016
Accounts payable	$1,904,248	$1,643,468
Wages and employee benefit payable	412,762	173,267
Taxes payable	1,439,605	1,941,462
Vat payable (credit)	2,686	(13,273)
Bank loan interest payable	122,416	112,821
Total accounts payable and accrued liabilities	$3,881,717	$3,857,745

* Taxes payable consist of the following:

	2017	2016
Individual income tax	253,084	246,730
Business taxes	97,918	503,868
Property and land use taxes	685,104	797,051
Tax penalties	378,647	370,896
Other surcharge and fees	24,852	22,917
Total	$1,439,605	$1,941,462

As of December 31, 2017 and 2016, the Company had tax payables including real estate tax, land use right tax, income tax, taxes related to rental and other taxes in the aggregate amount of $1.4 million and $1.9 million, respectively. In accordance with Chinese tax authorities and tax laws, the Company accrued tax penalty payable of $378,647 and $370,896 as of December 31, 2017 and 2016, respectively. Partial tax due and related penalties be paid in 2018.

NOTE 12 – LEASES PAYABLE

Leases liability payable consisted of following as of December 31, 2017.

Lease Type	Property Group	Lease Units	Lease Payable
Financing lease	B	12	$493,124
Financing lease	D	11	232,302
Operating lease	D	-	-
Total		23	$725,426

Leases liability payable consisted of following as of December 31, 2016

Lease Type	Property Group	Lease Units	Lease Payable
Financing lease	B	232	$4,930,380
Financing lease	D	16	289,496
Operating lease	D	1	33,656
Total		249	$5,253,532

F-25

During 2017, 226 lease-back leases were expired. The Company did not renew those leases. Unpaid lease liability was recorded at the caption of “Other payable” in the accompanying consolidated financial statements. Accumulated unpaid lease- back liability was $5,976,264 and $5,395,047 at December 31, 2017 and 2016, respectively.

The following table set forth the outstanding leases contracts at the beginning of 2016 and 2017.

Outstanding leases	Units	Square Feet	Annual lease payable
2016	566	151,036	$3,423,795
2017	249	63,666	$1,019,501

Future minimum lease payable at December 31, 2017 were as follows:

Years ending December 31,	Lease Unit	Square Feet	Minimum Lease Payable
2018	11	2,341	$136,920
2019	5	777	51,195
2020	-	-	5,702
Total future minimum lease payable			$193,817

A typical lease contract will include the term of: (i) lease period – usually around 10 years, (ii) agreed lease payment amount, (iii) payment term and others, The Company will take the risk after lease be signed. The Company is liable to agreed lease-back payment amount even the property is vacant. Lease-back rental property may be combined with company owned property together for rent depending on the need of tenant. The Company did not trace income separately from those lease-back property. Rental income is reported in gross amount including rent income from our owned properties and lease-back properties. Lease-back expenses were recorded as amortization, interest and lease-back expenses separately.

Financing lease expenses consisted of (i) amortization of ROU asset; (ii) interest expense of lease liability (iii) other one-time payment including late payment reimbursement The Company incurred $168,895 and $1,420,820 of amortization of ROU expense during years ended December 31, 2017 and 2016, respectively; the Company incurred $20,596 and $136,556 interest expense in connection with financing lease for the year ended December 31, 2017 and 2016, respectively. The Company incurred additional expenses of $2,593,033 and $5,919,634 in connection with the lease-back operations.   Those expenses mainly are guaranteed rent payment, later payment reimbursement and tax paid on behalf of the property owner.

Operating lease expense including interest and amortization were reported as the caption of “operating lease expense” in the accompanying consolidated financial statements. Operating lease expense were $13,345 and $11,541 for the years ended December 31, 2017 and 2016, respectively.

NOTE 13 – OTHER PAYABLES

Other payables consist of the following:

	2017	2016
Tenants deposits payable	$2,557,706	$2,371,600
Tenants escrow account	2,700,273	1,666,233
Guaranteed rent payable	847,423	1,088,265
Expired lease-back payable	5,976,264	5,369,405
Purchase-back payable	6,426,060	6,300,272
Litigation payable	2,901,221	-
Zhong ke chuang zhan	1,530,854	-
Union, housing, heating and others	282,675	227,775
Total Other Payables	$23,222,476	$17,023,550

F-26

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company has been financing its operations from funds borrowed from Sino Pride and DVDC, the holder of 20% equity interest of DVPD.

Loan payable to related party consists of following as of December 31, 2017 and 2016

	2017	2016
Loan payable to DVDC	$11,333,999	$10,623,074
Due to related individual	541,884	-
Loan payable to related parties	$11,875,883	$10,623,074

Loan Payable to DVDC

DVDC contributed land use rights and infrastructures totaled $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, $13,200,000 was recorded as loan payable to DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears an interest of 8% per annum. Interest rate for the remaining part of principal is equal to the bank loan rate published by Bank of China.

Loan payable to DVDC was initiated in US dollar and related interest calculation was based on the principal in US dollar per loan agreement. However, the loan agreement did not specify which currency will be used when the loan is being repaid. Considering that DVDC is a Chinese entity and located in China, loan principal and interest repayment must be in RMB, therefore, RMB is the currency to record the principal and interest payable in the Company’s book. Any gain or loss resulted from translation of financial statements will be recorded in the “accumulated comprehensive income (loss)” section. RMB109,356,000 loan payable to DVDC was translated from $13,200,000 US dollar at the historical rate.

Loan payable to DVDC consists of following at December 31, 2017 and 2016.

	2017	2016

Loan principal	$13,200,000	$13,200,000
Advance payments for infrastructure construction	(5,685,747)	(5,329,108)
Other payable to DVDC	215,136	201,642
Net loan payable to DVDC in RMB	7,729,389	8,072,534
Foreign exchange effect	3,604,610	2,550,540
Net loan payable to DVDC in US$	$11,333,999	$10,623,074

Accrued interest expense – related parties was $523,696 and $551,713 for the years ended December 31, 2017 and 2016, respectively. Total accrued interest payable to related party amounted $11,223,684 and $10,006,239 at December 31, 2017 and 2016, respectively.

Due to Related Individual

One related individual, spouse of our shareholder, provided working capital for our US office expenses. As of December 31, 2017, total amount due to this individual was $541,884. The amount due to the related individual is interest free and is due on demand.

Loan Payable to Sino Pride

Sino Pride is a major cash source to fund the operations of DVPD and DVBM. In the period from 1996 to 2008, DVPD received loans in the total amount of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, total repayment amount was $4,068,630. Loan payable to Sino Pride bears an interest of 8% per annum. Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the entity’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change as gain (loss) from foreign currency transactions.

F-27

Loan payable to Sino Pride is denominated in US dollar. The loan is designated as funding for working capital and is not an investment. The repayment is required as long as the Company is profitable or has funds available to make repayments. The transactions of loan proceeds and repayments were dominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the year, the US$ loan balance and interest payable will be translated to RMB recorded on DVPD and DVBM’s books.

Loans, repayments and accrued interest payable to Sino Pride as of December 31, 2016 and 2017 are as followed:

Loan Payable to Sino Pride
Loan balance at December 31, 2015	$13,903,748
Repayment in 2016	-
Loan balance at December 31, 2016	13,903,748
Repayment in 2017	(400,000)
Loan balance at December 31, 2017	$13,503,748

Interest Payable to Sino Pride
Interest payable at 12/31/2015	$5,516,640
Accrued interest in 2016	1,130,838
Repayment (including fees and tax paid) in 2016	(299,849)
Interest payable - 12/31/2016	6,347,629
Accrued interest in 2017	1,104,344
Repayment (including fees and tax paid) in 2017	-
Interest payable - 12/31/2017	$7,451,973

The above inter-company loan payable of $13,503,748 and $13,903,748, and accrued interest payable of $7,451,973 and $6,347,629 at the year ended December 31, 2017 and 2016, respectively, have been eliminated in the accompanying consolidated financial statements. The interest expense of $1,104,344 and $1,130,838 for the year ended December 31, 2017 and 2016, respectively, have been eliminated in the accompanying consolidated financial statements.

Loan Payable to Shareholder/Due to Shareholder

Due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,020,584 and $63,257,533, respectively at December 31, 2017 and 2016. The balance due to shareholder bears no interest and is payable on demand.

Transfer of Ownership of Sino Pride

Iven International Group Limited, is a company registered in Hong Kong (“Iven”). During October 31, 2016 to June 30, 2017, Alex Brown beneficially owned 100% equity interest of Iven, among which, 70% equity interest was held directly and 30% equity interest was held indirectly through Dalian Yiwen New Materials Technology Development Co., Ltd, a PRC entity 80% owned by Alex Brown and 20% owned by his spouse. On June 30, 2017, Alex Brown and Dalian Yiwen New Material Technology Development Co., Ltd transferred their respective ownership of Iven to Winner Ascent Investment Limited, a Hong Kong limited liability company solely owned by Alex Brown.

On November 2016, Iven signed an agreement of “Assignment of Common Stocks and Debt Rights” (“the Original Agreement”) from VP Holding. Pursuant to the Original Agreement, Iven acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed debt rights (Sino Pride owned to VP Holding) for a nominal consideration of HK$ 1 (approximately US$0.13) from VP Holding.

On September 4, 2017, VCI signed “Assignment of All Outstanding Shares and All Debt Right Agreement” (“the Agreement”) with Iven. Pursuant to the Agreement, VCI acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder debt and loan rights totaled HK$493,807,633 (approximately $64,208,000) (Sino Pride owned to VP Holding) included outstanding shareholder loan of HK$ 408,409,628 (approximately $53,093,000) with a nominal consideration of HK$ 1 (approximately US$0.13) from Iven. The Transfer was intended as a part of the restructure to prepare the Company to list in the U.S. capital markets.

NOTE 15 - INCOME TAXES

The Company accounts for income taxes pursuant to ASC 740 “Accounting for Income Taxes” which requires the recognition of deferred tax assets and liabilities for the differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. Additionally, the accounting standards require the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry forwards for income tax purposes as compared to financial statement purposes, are dependent upon future taxable income and timing of reversals of future taxable differences along with any other positive and negative evidence during the periods in which those temporary differences become deductible or are utilized.

F-28

DVPD and DVBM are located in China and governed by the Income Tax Law of the PRC. Under the Income Tax Laws of PRC, Chinese companies are generally subject to an income tax at an effective rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments. DVPD and DVBM are subject to these statutory rates. Operating loss can be carried forward to five years.

Sino Pride is located in Hong Kong and governed by the Tax Law of Hong Kong. Assessable profits of corporation are taxed at the corporate tax rate of 16.5%. Tax losses can be carried forward to set off the profits in the future years until fully absorbed but cannot be carry backward.

VCM was incorporated in the United States on July 5, 2017 and is governed by the US Federal tax law and the State of Nevada (Incorporation State). VCM had no operation in 2016.

On December 22, 2017, the Tax Cuts and Jobs Act (the TCJA), which significantly modified U.S. corporate income tax law, was signed into law by President Trump. The TCJA contains significant changes to corporate income taxation, including but not limited to the reduction of the corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and generally eliminating net operating loss carrybacks, allowing net operating losses to carryforward without expiration, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including changes to the orphan drug tax credit and changes to the deductibility of research and experimental expenditures that will be effective in the future). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain, including to what extent various states will conform to the newly enacted federal tax law.

The Company has not recorded any provisional adjustments in the financial statements in accordance with its current understanding of the TCJA and guidance currently available as of this filing. But is reviewing the TCJA’s potential ramifications. The Company believe there will be no material adjustments necessary at the date of this report.

As of December 31, 2017, and 2016, DVPD, DVBM and Sino Pride had a combined net foreign operating loss carry forwards of approximately $88,084,000 and $78,277,000, respectively that may be available to reduce future years’ taxable income. These foreign losses may not offset US income taxes in the future. Management believes that it appears more likely than not that the Company will not realize these tax benefits.

As of December 31, 2017 and 2016, VCM had net operating loss carry forwards of $197,000 and $0, respectively. US net operating loss can carry forward 20 years to 2037.

Future tax benefits which may arise as a result of net operating losses have not been recognized in the accompanying consolidated financial statements as their realization has not been determined likely to occur. Also, due to the change in control, there are annual limitations on future net operating loss carry forward deductions.

At December 31, 2017 and 2016, deferred tax assets consisted of:

	2017	2016
Net operating loss carryforwards	$3,229,988	$3,932,140
Valuation allowance	(3,229,988)	(3,932,140)
Deferred tax assets - net	$-	$-

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and Federal statutory rate for the years ended December 31, 2017 and 2016, respectively, is as follows:

China	2017	2016
US statutory tax rate	34.00%	34.00%
Tax rate difference	-9.00%	-9.00%
Changes in valuation allowance	-25.00%	-25.00%
Effective rate	0.00%	0.00%

Hong Kong	2017	2016
US statutory tax rate	34.00%	34.00%
Tax rate difference	-17.50%	-17.50%
Changes in valuation allowance	-16.50%	-16.50%
Effective rate	0.00%	0.00%

NOTE 16– STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 600,000,000 shares of common stock, par value $0.0001 per share. On November 13, 2017, the Company issued 20,700,000 shares of its common stock to Alex Brown, Chairman and Chief Executive Officer of the Company and received consideration of $2,070 in cash. The Company cancelled 23,000,000 shares of its common stock issued to two individuals on December 12, 2017 and returned the proceeds of $230. All references to the numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the issuance of 20,700,000 shares on a retrospective basis as if such shares were issued and outstanding throughout the periods presented.

F-29

NOTE 17 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each yearend). DVPD and DVBM did not make appropriations to statutory reserve as of December 31, 2017 and 2016 as DVPD and DVBM have not yet generated any after-tax profit.

NOTE 18 – NON-CONTROLLING INTEREST

Non-controlling interest represent the DVDC’s 20% equity ownership interest in DVPD and DVPD’s operating results included its 5% equity ownership interest in DVBM. Non-controlling interest consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Non-controlling interest at beginning of year	$(39,487,688)	$(38,525,518)
Net loss	(1,536,231)	(3,035,343)
Change in foreign currency translation adjustment	(2,244,750)	2,073,173
Non-controlling interest at end of year	$(43,268,669)	$(39,487,688)

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Country Risk

Our PRC subsidiary is subject to laws and regulations applicable to various PRC laws and regulations generally applicable to companies in China. As the Company’s principal operations are conducted currently in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic and legal environments and foreign currency exchange limitations encountered in the PRC. The Company’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Company’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad require approval of the PRC government.

Lease

Sino Pride leases office space under the operating lease agreement which expired on April 30, 2018. The future minimum rental payments are as follows:

Year ending December 31,
2018	$49,527
Total minimum rent payable	$49,527

F-30

Legal Proceeding

As of December 31, 2017, the Company had property financing agreement payable of $78,219,579, leases liability payable of $725,426, lease-back payable past due amounted to $5,976,264, and unpaid balance in connection with property buy-back of $6,426,060. As of December 31, 2017, there were total of 455 lawsuit cases against the Company in Dalian City, China. Litigant claimed that the Company did not buy back the property as pursuant to the sales contract or the Company did not pay the promised lease-back rent on time. These claims amounted to $22,737,166 (RMB147,962,107 translated at December 31, 2017 exchange rate). These payables were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”. In accordance with the progress of litigation cases, the Company accrued additional of $2,901,221 litigation payable. The Company will record related attorney fees when it was invoiced. As of December 31, 2017, the attorney fee in connection with litigation cases was $666,599 and $65,123 for December 31, 2017 and 2016, respectively.

The nature of these litigation is to demand the Company to buy-back property per agreement or to pay unpaid rent per lease-back agreement. The Company accrues the interest consistently to property financing agreement payable and leases liability payable based on lease agreements. The Company records the expired lease-back payable and unpaid buy-back payable in other payable and accrues additional possible liabilities based on estimation. The management believed that current recorded liabilities were reasonable estimates to total final buy-back payments and total final lease-back payable. Therefore, no contingent losses be recorded. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability.

The Company has intended to buy back these properties at a discounted price (compared to the stated price at the contract). The Company has also intended to settle the balance due relating to lease-back payable with the owners of the lease-back properties. The Company has formed a task group and has been negotiating with the litigants and other owners of the lease-back properties.

Collateral of Company’s Asset to Three Individuals

On May 18, 2017, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $720,150 (RMB5,000,000) 12 months bank loan. There was no profit or gain for the Company to provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

On May 18, 2017, the Company provided 7 units of rental properties, totaled 138 square meters (1,485 square feet), owned by the Company as collaterals to help one related individual, who is a board member of DVPD, to acquire a $720,150 (RMB5,000,000) 12 months bank loan. There was no profit or gain for the Company to provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

On May 18, 2017, the Company provided 2 units of rental properties, totaled 15 square meters (161 square feet), owned by the Company as collaterals to help one individual, an employee of DVPD (now a former employee), to acquire a $720,150 (RMB 5,000,000) 12 months bank loan. There was no profit or gain for the Company to provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

NOTE 20 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in various banks in China and the Special Region of Hong Kong. Currently, no deposit insurance system has been set up in China and the Special Region of Hong Kong. Therefore, the Company will bear all risk if any of these banks become insolvent. As of December 31, 2017, and 2016, the Company’s uninsured cash balances were $755,027 and $32,763, respectively.

The Company received its rental income and management fee income from approximately 700 tenants. Revenue from top ten tenants accounted for 24% and 21% of the total revenue, for the year ended December 31, 2017 and 2016, respectively , No one individual tenant’s revenue accounts for more than 10% of the total revenue in 2017 and 2016, respectively.

The Company’s only reportable segment is the commercial real estate operation segment as descripted in Note 1. The segment revenue and operating results were the same as those stated in the consolidated financial statements.

F-31

NOTE 21 – RESTATEMENTS

The Company has restated its consolidated financial statement as of December 31, 2016 and for the year then ended which was included in the Form S-1 filed on December 29, 2017 to correct the following misstatements in the previous issued consolidated financial statements.

(1)	During 2016, a few property owners sold their properties to a third party. The Company wrote off accrued property financing agreement payable and lease payable relating to these properties. The Company reported a gain on expired leases liabilities in the amount of $2,024,090 in previous reported consolidated financial statements. At December 29, 2017, the Company signed an agreement called “Strategy Cooperation Agreement” (“Agreement”) with Dalian Sheng Ma Lin Trading Ltd. (“SML”). (see Note 10, Property Financing Agreement Payable). The agreement retroactively included certain properties which were settled in 2016 by SML. Accordingly, the Company reclassified the property groups and recalculated the property financing agreement payables, ROU assets, lease liabilities and the related amortization schedule. As a result, rental properties increased $5,089. Prepaid expenses and other assets increased $153,797. ROU assets decreased $153,077. Property financing agreements payable increased 37,006. Accounts payable and accrued liabilities increased $150,195. Leases liability payable decreased $3,500,170 and retained deficit decreased $3,750,495. Accumulated other comprehensive loss increased $431,719.

(2)

The Company also adjusted deferred revenue, tax payable and accrued additional estimated tax penalties for unpaid taxes. As a result, prepaid expenses and other assets increased $67,156. Accounts payable and accrued liabilities increased $220,702. Accumulated deficit increased $143,612. Accumulated other comprehensive loss increased $132,997. Revenue reduced $62,472 and tax expense included penalties increased $240,616.

(3)	In addition to above adjustments, the Company also made some other adjustments and reclassifications.

F-32

The effect of the restatement adjustments on the Consolidated Balance Sheet at December 31, 2016 as follows:

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016

	As Previously Reported	Restated Adjustments		As Restated
ASSETS
Rental properties, net	$24,459,300	$5,089	(1)	$24,464,389
Cash and cash equivalents	32,762	1	(3)	32,763
Tenant and sundry receivables , net of allowance for doubtful accounts	447,061	2	(3)	447,063
Prepaid expenses and other assets	1,125,734	153,797	(1)
		67,156	(2)
				1,346,687
Property and equipment, net	903,118	1	(3)	903,119
Intangible assets, net	1,160			1,160
ROU assets, net	1,026,589	(153,077)	(1)	873,512
TOTAL ASSETS	$27,995,724	$72,969		$28,068,693

LIABILITIES AND DEFICIT
Liabilities:
Bank loans payable, net	$61,513,950			$61,513,950
Property financing agreements payable	68,592,614	37,006	(1)	68,629,620
Accounts payable and accrued liabilities	3,486,848	150,195	(1)
		220,702	(2)
				3,857,745
Deferred rental income	4,782,483			4,782,483
Leases liability payable	8,753,702	(3,500,170)	(1)	5,253,532
Other payables	16,987,414	36,136	(3)	17,023,550
Loan payable to related parties	10,623,074			10,623,074
Due to shareholder	63,227,013	30,520	(3)	63,257,533
Interest payable to related party	10,006,239			10,006,239
Total Liabilities	247,973,337	(3,025,611)		244,947,726
Deficit:
Victory Commercial Management Inc. Shareholder’s Deficit Common stock, $0.0001 par value, 600,000,000 shares authorized;20,700,000 shares issued and outstanding *	2,070			2,070
Paid-in capital	10,814,219			10,814,219
Accumulated deficit	(188,034,199)	3,750,495	(1)
		(143,612)	(2)
		(527,645)	(3)
				(184,954,962)
Accumulated other comprehensive loss	(2,678,023)	(431,719)	(1)
		(9,934)	(2)
		(132,997)	(3)
				(3,252,672)
Total stockholder’s deficit attributable to the Company’s common shareholder	(179,895,933)	2,504,588		(177,391,345)
Noncontrolling interest	(40,081,680)	593,992		(39,487,688)
Total Deficit	(219,977,613)	3,098,580		(216,879,033)

TOTAL LIABILITIES AND DEFICIT	$27,995,724	$72,969		$28,068,693

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-33

The effect of the restatement adjustments on the Consolidated Statement of Operations for year ended December 31, 2016 follows:

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2016

	As Previously Reported	Restated Adjustments		As Restated
Revenues
Rental income	$3,906,902	$(36,746)	(2)	$3,870,156
Management fee income	4,804,392	(47,042)	(2)	4,757,350
Other income	771,581	(3,009)	(2)
		24,325	(3)
				792,897
Total revenues	9,482,875	(62,472)		9,420,403

Operating expenses
Selling expenses	4,641,352	(97,504)	(3)	4,543,848
Depreciation and amortization	3,727,285	(782,544)	(1)
		(10,372)	(3)
				2,934,369
Leases-back expenses	5,070,460	849,174	(3)	5,919,634
Payroll and payroll related expenses	1,174,506	(1)	(3)	1,174,505
Business taxes	782,409	125,088	(2)
		213,031	(3)
				1,120,528
Operating lease expense	9,342	2,199	(3)	11,541
Other general and administrative expenses	595,414	106,800	(2)
		(91,205)	(3)
				611,009
Total operating expenses	16,000,768	314,666		16,315,434

Loss from operations	(6,517,893)	(377,138)		(6,895,031)

Other income (expenses)
Interest income	4,556			4,556
Interest - loans	(3,986,940)			(3,986,940)
Interest - ROU and other capitalized liabilities	(1,438,434)	56,651	(3)
		1,170	(3)
				(1,380,613)
Interest - related parties	(551,713)			(551,713)
Gain (loss) from foreign currency transactions	(1,310,539)	42,377	(3)	(1,268,162)
Gain on disposal of fixed assets	664,353	(284,018)	(1)
		284,018	(3)
				664,353
Gain on expired leases liabilities	2,024,090	(2,024,090)	(1)	-
Loss on expired ROU asset	(47,538)	(1,667,814)	(1)
		548,022	(3)
				(1,167,330)
Other income	3,856	-		3,856
Total other expenses, net	(4,638,309)	(3,043,684)		(7,681,993)

Loss from operations before provision for income tax	(11,156,202)	(3,420,822)		(14,577,024)
Provision for income tax	-	-		-
Net Loss	(11,156,202)	(3,420,822)		(14,577,024)
Net loss attributable to noncontrolling interest	2,338,888	696,455		3,035,343
Net loss attributable to the Company’s common shareholder	$(8,817,314)	$(2,724,367)		$(11,541,681)

Per Common Share - basic and diluted:
Net loss attributable to the Company's common shareholder	$(0.43)	$(0.13)		$(0.56)
Weighted-average shares outstanding, basic and diluted *	20,700,000	20,700,000		20,700,000

Comprehensive loss
Net loss	$(11,156,202)	$(3,420,822)		$(14,577,024)
Other comprehensive loss, net of tax
Change in foreign currency translation adjustments	11,580,714	(530,300)		11,050,414
Total other comprehensive income (loss)	424,512	(3,951,122)		(3,526,610)
Comprehensive income (loss) attributable to non-controlling interest	93,062	1,980,111		2,073,173
Comprehensive income (loss) attributable to the Company's common shareholder	$331,450	$(5,931,233)		$(5,599,783)

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-34

VICTORY COMMERCIAL INVESTMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016

	As Previously Reported	Restated Adjustments	As Restated
Cash Flows from Operating Activities:		(Restated)
Net loss	$(11,156,202)	$(3,420,822)	$(14,577,024)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for allowance for doubtful accounts receivable	36,934	-	36,934
Depreciation and amortization	3,727,285	(792,916)	2,934,369
Amortization of debt issuance costs	67,702	-	67,702
Foreign currency exchange loss on loan and interest repayments to related party	1,310,539	(42,377)	1,268,162
Gain on sales / disposal of fixed assets	(664,353)	-	(664,353)
Non cash operating lease expenses	9,342	1,030	10,372
(Gain) loss on expired lease liabilities	(2,024,090)	3,191,420	1,167,330
Loss on disposal of rental properties	47,538
Changes in operating assets and liabilities
Decrease in tenant and sundry receivables	9,552	(1)	9,551
Increase in prepaid expense and other assets	(837,417)	96,929	(740,488)

Increase in property financing agreements payable	1,257,368	(13,311)	1,244,057
Increase in accounts payable and accrued liabilities	433,987	221,756	655,743
Decrease in deferred rental income	(2,064,213)	-	(2,064,213)
Increase in interest payable to related party	551,713	11,802	563,515
Increase in other payables	1,981,482	161,769	2,143,251
(Decrease) increase in leases liabilities payable	(506,339)	644,065	137,726

Net Cash Used in Operating Activities	(7,819,172)	59,344	(7,807,366)

Cash Flows from Investing Activities:
Cash received from sales / disposal of fixed assets	9,792,297	-	9,792,297
Capital expenditures - fixed assets and improvements	(115,730)	-	(115,730)
Net Cash Provided by Investing Activities	9,676,567	-	9,676,567

Cash Flows from Financing Activities:
Proceeds from bank loans	2,716,353	-	2,716,353
Repayment of bank loans	(4,504,652)	-	(4,504,652)
Repayment to shareholder	(217,659)	(11,802)	(229,461)

Net Cash (Used in) Financing Activities	(2,005,958)	(11,802)	(2,017,760)

Effect of exchange rate changes on cash and cash equivalents	(25,026)	(3)	(25,029)

Net decrease in cash and cash equivalents	(173,589)	1	(173,588)
Cash and cash equivalents - beginning of year	206,351	-	206,351
Cash and cash equivalents - end of year	$32,762	$1	$32,763

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$4,219,087	$(318,477)	$3,900,610
Income tax	$-	$-	$-

Non-Cash Investing and Financing Activities
Decrease in liabilities resulted from expired leases	$13,986,462	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-35

VICTORY COMMERCIAL INVESTMENT INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(IN US DOLLARS)

FOR THE YEARS ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid in	Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total
As Previously Reported	Shares *	Amount	Capital	Deficit	Loss	Interest	Deficit
Balance - December 31, 2015	20,700,000	$2,070	$10,814,219	$(179,216,885)	$(11,826,787)	$(40,174,742)	$(220,402,125)
Comprehensive loss:							-
Net loss for the year ended December 31, 2016				(8,817,314)		(2,338,888)	(11,156,202)
Other comprehensive loss, net of tax:							-
Change in foreign currency translation adjustment					9,148,764	2,431,950	11,580,714
Balance -December 31, 2016 (Restated)	20,700,000	$2,070	$10,814,219	$(188,034,199)	$(2,678,023)	$(40,081,680)	$(219,977,613)

Restated Adjustments	-	$-	$-	$5,803,604	$(403,126)	$1,649,224	$7,049,702
Comprehensive loss:	-	-	-	-	-	-	-
Net loss for the year ended December 31, 2016	-	-	-	(2,724,367)	-	(696,455)	(3,420,822)
Other comprehensive loss, net of tax:	-	-	-	-	-	-	-
Change in foreign currency translation adjustment	-	-	-	-	(171,523)	(358,777)	(530,300)
Balance -December 31, 2016 (Restated)	-	$-	$-	$3,079,237	$(574,649)	$593,992	$3,098,580

As Restated
Balance - December 31, 2015	20,700,000	$2,070	$10,814,219	$(173,413,281)	$(12,229,913)	$(38,525,518)	$(213,352,423)
Comprehensive loss:							-
Net loss for the year ended December 31, 2016				(11,541,681)		(3,035,343)	(14,577,024)
Other comprehensive loss, net of tax:							-
Change in foreign currency translation adjustment					8,977,241	2,073,173	11,050,414
Balance -December 31, 2016 (Restated)	20,700,000	$2,070	$10,814,219	$(184,954,962)	$(3,252,672)	$(39,487,688)	$(216,879,033)

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-36

NOTE 22 - SUBSEQUENT EVENTS

During 2018, 34 new lawsuits, total new claims of $1,075,198 added against the Company. As of June 18, 2018, there were total of 489 lawsuit cases against the Company in Dalian City, China. Litigants claimed that the Company did not buy back the properties as pursuant to the sales contracts or the Company did not pay the promised lease and lease-back rent on time. These claims amounted to $24,064,566 (RMB154,958,959). Management believes that the litigants claimed amount is approximate to the amount that the Company has already recorded in and under the caption of “Property financing agreements payable”,” Leases liability payable” and “Other payable” in the accompanying consolidated financial statements.

Claims of Lawsuits As of June 18, 2018	Store Unit	Square Feet	Contract Amount in RMB	Claimed Amount in RMB
Leases and leases back related issues	217	44,918	90,054,993	15,433,779
Property buy-back related issues	229	50,224	95,960,132	131,779,637
Other issues	43	10,301	18,694,264	7,745,544
Total in RMB	489	105,443	204,709,389	154,958,960
June 18, 2018 exchange rate 6.4393
Total in US $			$31,790,628	$24,064,566

As of June 18, 2018, the Company settled the following cases.

Resolved cases as of June 18 , 2018	Resolved Cases	Resolved in 2018
Leases payment related issues	100	4
Property purchase-back related issues	54	3
Other issues	5	-
Total resolved cases	159	7

On March 13, 2018, Sino Pride signed a new operating lease for a new office. The lease period is from March 27, 2018 to March 26, 2020. Monthly rent payment is $27,399.

On June 6, 2018, Sino Pride formed a new subsidiary Company “Dalian Victory Property Management Ltd. in Dalian City, China. The registered capital is approximately $3,080,000 (20 million RMB).

F-37

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS

Rental properties, net	$24,198,339	$25,110,414
Cash and cash equivalents	400,716	755,027
Restricted cash	92,726	118,891
Tenant and sundry receivables, net of allowance for doubtful accounts	552,112	311,051
Prepaid expenses and other assets	714,470	475,320
Property and equipment, net	739,696	785,354
Intangible assets, net	26,498	-
ROU assets, net	605,139	142,205
Other receivable	3,674,875	-
TOTAL ASSETS	$31,004,571	$27,698,262

LIABILITIES AND DEFICIT

Liabilities:
Bank loans payable, net	$66,715,610	$66,569,656
Property financing agreements payable	77,054,175	78,219,579
Accounts payable and accrued liabilities	3,607,311	3,881,717
Deferred rental income	4,816,420	4,260,775
Leases liability payable	1,012,707	725,426
Other payables	25,968,684	23,222,476
Loan payable to related parties	11,718,580	11,875,883
Due to shareholder	63,198,557	63,020,584
Interest payable to related party	11,287,816	11,223,684
Total Liabilities	265,379,860	262,999,780

Commitments and Contingencies	-	-

Deficit:
Victory Commercial Management Inc. Shareholder’s Deficit
Common stock, $0.0001 par value, 600,000,000 shares authorized;	-	-
20,700,000 shares issued and outstanding *	2,070	2,070
Paid-in capital	10,816,289	10,816,289
Accumulated deficit	(192, 524,907)	(190,411,237)
Accumulated other comprehensive loss	(9, 473,156)	(12,439,971)
Total stockholder’s deficit attributable to the Company’s common shareholder	(191,179,704)	(192,032,849)
Noncontrolling interest	(43,195,585)	(43,268,669)
Total Deficit	(234,375,289)	(235,301,518)

TOTAL LIABILITIES AND DEFICIT	$31,004,571	$27,698,262

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

F-38

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE THREE AND SIX MONTHS ENDED

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2018	2017	2018	2017
Revenues
Rental income	$912,864	$784,010	$1,899,585	$1,561,640
Management fee income	1,618,303	1,249,003	2,976,834	2,353,342
Other income	266,392	143,975	445,903	143,975
Total revenues	2,797,559	2,176,988	5,322,322	4,058,957

Operating expenses
Selling expenses	1,152,273	1,023,483	2,549,947	2,030,759
Depreciation and amortization	353,208	379,926	717,923	1,057,959
Leases-back expenses	25,240	537,235	3,536,610	927,612
Payroll and payroll related expenses	416,478	177,413	700,804	412,007
Business taxes	140,948	149,430	229,144	289,416
Operating lease expense	147,787	163	229,827	679
Other general and administrative expenses	224,879	105,146	543,669	471,845
Total operating expenses	2,460,813	2,372,796	8,507,924	5,190,277

Income (loss) from operations	336,746	(195,808)	(3,185,602)	(1,131,320)

Other income (expenses)
Interest income	120,264	539	131,852	32,099
Interest - loans	(1,055,881)	(952,703)	(2,093,545)	(1,886,040)
Interest - ROU and other capitalized liabilities	(61,301)	(210,416)	(144,308)	(490,420)
Interest - related parties	(130,931)	(130,007)	(262,755)	(259,502)
Gain (loss) from foreign currency transactions	(1,103,927)	319,457	(378,877)	475,328
Gain on disposal of fixed assets	-	-	24	3,473
Other income	724,528	965	3,254,874	965
Total other income (expenses), net	(1,507,248)	(972,165)	507,265	(2,124,097)

Loss from operations before provision for income tax	(1,170,502)	(1,167,973)	(2,678,337)	(3,255,417)
Provision for income tax	-	-	-	-
Net Loss	(1,170,502)	(1,167,973)	(2,678,337)	(3,255,417)
Net loss attributable to non-controlling interest	288,249	322,299	564,667	786,354
Net loss attributable to the Company’s common shareholder	$(882,253)	$(845,674)	$(2,113,670)	$(2,469,063)

Per Common Share - basic and diluted:
Net loss attributable to the Company’s common shareholder	$(0.04)	$(0.04)	$(0.10)	$(0.12)
Weighted-average shares outstanding, basic and diluted *	20,700,000	20,700,000	20,700,000	20,700,000

Comprehensive loss
Net loss	$(1,170,502)	$(1,167,973)	$(2,678,337)	$(3,255,417)
Other comprehensive loss, net of tax
Change in foreign currency translation adjustments	10,118,619	(2,514,029)	3,604,566	(3,740,258)
Total other comprehensive income (loss)	8,948,117	(3,682,002)	926,229	(6,995,675)
Comprehensive income (loss) attributable to non-controlling interest	1,915,810	(531,527)	637,751	(791,379)
Comprehensive income (loss) attributable to the Company’s common shareholder	$7,032,307	$(3,150,475)	$288,478	$(6,204,296)

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

F-39

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30,

	2018	2017
Cash Flows from Operating Activities:
Net loss	$(2, 678,337)	$(3, 255,417)
Adjustments to reconcile net loss to net cash provided by ( used in ) operating activities:
Provision for allowance for doubtful accounts receivable
Depreciation and amortization	717,923	1,057,959
Non cash - loan cost and operating lease expense	24,187	34,451
Foreign currency exchange gain (loss) on loan and interest repayments to related party	378,877	(475,328)
Gain on sales / disposal of fixed assets	(24)	(3,473)
Non cash operating lease expenses
Allowance for doubtful accounts	-	(37,819)
Change operating assets and liabilities
(Increase) decrease in tenant and sundry receivables	(266,790)	978,768
( Increase ) in prepaid expense and other assets	(242,282)	(98,231)
( Increase ) in other receivable	(3,818,722)	-
Decrease in restricted cash	25,099	-
Increase in property financing agreements payable	139,735	460,328
(Decrease) increase in accounts payable and accrued liabilities	(222,824)	206,480
(Decrease) increase in deferred rental income	652,306	(472,043)
Increase in interest payable to related party	263,977	259,501
Increase in other payables	3,001,485	1,855,537
I ncrease in leases liabilities payable	15,175	29,934
Net Cash ( Used in ) Provided by Operating Activities	(2, 010,215)	540,647

Cash Flows from Investing Activities:
Capital expenditures - fixed assets and improvements	(106,300)	(41,313)
Net Cash Used in Investing Activities	(106,300)	(41,313)

Cash Flows from Financing Activities:
Proceeds from bank loans	1,726,804	-
Repayment of bank loans	(428,898)	(389,644)
Advance from shareholder	529,899	-
Repayment to related individual	(65,612)	(1,415)
Net Cash Provided by (Used in) Financing Activities	1,762,193	(391,059)

Effect of exchange rate changes on cash and cash equivalents	11	42,514

Net (decrease) increase in cash and cash equivalents	(354,311)	150,789
Cash and cash equivalents - beginning of year	755,027	32,762
Cash and cash equivalents - end of year	$400,716	$183,551

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$1,423,581	$1,866,472
Income tax	$-	$-

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

F-40

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018

NOTE 1 – ORGANIZATION AND SEGMENT INFORMATION

Organization

Victory Commercial Management Inc. (hereinafter referred to as the “Company”, “VCM”, and where appropriate, the terms “Company”, “we”, “us” or “our” are also referred to VCM and its wholly owned and majority owned subsidiaries as a whole) was incorporated on July 5, 2017 under the laws of Nevada.

On July 13, 2017, VCM formed a wholly-owned subsidiary, Victory Commercial Investment Ltd. (“VCI”) under the laws of British Virgin Islands.

Sino Pride Development Limited (“Sino Pride”) is a Hong Kong company, incorporated on May 26, 1989. Sino Pride is a holding company who is directly owned 80% equity interest of Dalian Victory Plaza Development Co., Ltd. (“DVPD”) and is directly owned 95% equity interest of Dalian Victory Business Management Co., Ltd. (“DVBM”).

DVPD was incorporated as a Sino-foreign cooperative joint venture on March 29, 1993 under the laws of the People’s Republic of China (“PRC” or “China”). Sino Pride owns 80% equity interest of DVPD while Dalian Victory Development Co., Limited (“DVDC”), a stated owned enterprise in China, owns 20% equity interest of DVPD.

DVBM was incorporated as a joint venture on September 12, 2000 under the laws of PRC. Sino Pride owns 95% equity interest of DVBM and DVPD owns 5% equity interest of DVBM.

DVPM was incorporated on June 6, 2018 as limited liability under the laws of PRC. Sino Pride owns 100% equity interest of DVPM. DVPM is formed as a property management company and will play similar role as DVBM to improve the management of Victory Plaza.

Iven International Group Limited, is a company registered in Hong Kong (“Iven”). During October 31, 2016 to June 30, 2017, Alex Brown beneficially owned 100% equity interest of Iven, among which, 70% equity interest was held directly and 30% equity interest was held indirectly through Dalian Yiwen New Materials Technology Development Co., Ltd, a PRC entity 80% owned by Alex Brown and 20% owned by his spouse. On June 30, 2017, Alex Brown and Dalian Yiwen New Material Technology Development Co., Ltd transferred their respective ownership of Iven to Winner Ascent Investment Limited, a Hong Kong limited liability company solely owned by Alex Brown.

Victory Plaza Holding Limited, (“VP Holding”) a BVI company, is the original owner of Sino Pride. VP Holding incurred significant losses from the operations of Sino Pride and operations of its subsidiaries DVPD and DVBM and resulted a negative working capital and net negative net assets in the balance sheet. VP Holding and Sino Pride had no relationship or affiliation with us or Alex Brown prior to corporate restructure.

November 30, 2016 Transaction

On November 2016, Iven entered and executed an agreement of “Assignment of Common Stocks and Debt Rights” (“the Original Agreement”) with VP Holding , the former shareholder of Sino pride . Pursuant to the Original Agreement, Iven acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder loan and loan interest totaled $52,750,000 (Sino Pride owed to VP Holding) for a nominal consideration of HK$ 1 (approximately US$0.13) from VP Holding. Change of ownership in Sino Pride from VP Holding to Iven had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven is a private shell company with no operations and with no or nominal assets, which is 100% directly and indirectly owned by Mr. Brown. Iven was a legal acquirer in November 30, 2016 acquisition. At the date of acquisition, Sino Pride was a holding company of two Ch inese base operating entities, DVPD and DVBM. The accounting acquirer usually is the combining entity whose relative size (measures in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities as per ASC 805-10-55-13 . Thus Sino Pride and Subsidiaries are the accounting acquirer in connection with the November 2016 transaction.

F-41

The November 30, 2016 transaction was treated as a reverse acquisition or recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

September 4, 2017 Transaction

On September 4, 2017, VCI signed an agreement of “Assignment of All Outstanding Shares and All Debt Right Agreement” (“the Agreement”) with Iven. Pursuant to the Agreement, VCI acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder debt and loan rights totaled HK$ 493,807,633 (approximately $64,208,000) (Sino Pride owed to VP Holding) included outstanding shareholder loan of HK$ 408,409,628 (approximately $53,093,000) with a nominal consideration of HK$ 1 (approximately US$0.13) from Iven. The change of ownership in Sino Pride from Iven to VCI had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven and VCI are under common control of our controlling shareholder. The transfer of ownership in Sino Pride from Iven to VCI is a part of the corporate restructuring to prepare the Company to list in the U.S. capital markets.

The Company accounted for the September 2017 transaction as a transactions between entities under common control based on guidance provided by ASC 805-50-25. Following the above transactions, VCI has gained control over Sino Pride and subsidiaries, in an essence, VCM has gained control over VCI, Sino Pride and Subsidiaries.

The Company together with its wholly-owned subsidiary, VCI, Sino Pride and majority owned subsidiaries, DVBM and DVPM were effectively controlled by the same shareholder, Mr. Brown before and after the September 2017 corporate restructuring, and is considered under common control, which have been accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate restructuring had been in existence at the beginning of the periods presented. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

Segment Information

The Company and its subsidiaries generate most of the income from rental and building management services. The Company manages one shopping center currently. Geographically, all income are generated from Dalian, China.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As indicated in the accompanying consolidated financial statements, the Company had a net loss of $ 1,170,502 and $2, 678,337 for the three and six months ended June 30, 2018, respectively; an accumulated deficit of $ 192,524,907 at June 30, 2018 and net cash used in operations of $2, 010,215 for the six months ended June 30, 2018. The Company had cash balance of $400,716 as of June 30, 2018. Current cash balance cannot be projected to cover the required payments of the operating expenses arising from normal business operations and to meet the required payments of purchase-back and lease-back if settled with the claims filed by the property owners as disclosed below for the next twelve months from the issuance date of this report. Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/ or equity capital. Management believes that its capital resources are not currently adequate to continue operating and maintaining its business for the next twelve months from the issuance date of this report.

As of June 30, 2018, the Company had property financing agreement payable of $77,054,175, leases liability payable of $1,012,707, expired lease-back payable of $6,121,749, and buy-back payable of $7,267,278. As of June 30, 2018, there were a total of 492 lawsuit cases against the Company in Dalian City, China. Litigant s claimed that the Company did not buy back the property as pursuant to the sales contract or the Company did not pay the promised lease-back rental payments on time. These claims amounted to $24,045,310 (RMB 159,167,926 translated at June 30, 2018 exchange rate). These payables were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”. As of June 30, 2018, the Company accrued total of $2,855,910 litigation payable. The Company will record attorney fees when incurred . As of June 30, 2018, the attorney fee in connection with litigation cases was $98,218.

The Company accrues the interest consistently to property financing agreement payable and leases liability payable based on lease agreements. The Company records the expired lease-back payable and unpaid buy-back payable in other payable and accrues additional possible liabilities based on estimation. The management believed that current recorded liabilities were reasonable estimates to total final buy-back payments and total final lease-back payable.

F-42

These litigations are caused by our failure of buying back the properties when requested to or our failure of paying rents for certain lease-back units. Subsequently, certain units owned by DVPD have been frozen from transfer or disposition by the courts. DVPD has been restricted from free transfer, deposition, and pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has be listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may be imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties. In addition, the bank accounts of DVPD are frozen by the courts which allow the inflow of cash to the bank accounts but prohibit the outflow of cash.

Management believed that current recorded property financing agreement payable, buy-back payable, lease-back liability payable and expired lease payable were reasonable estimates to the total final payments. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability. As of June 30, 2018, the accrued litigation payable amounted to $2,855,910.

During 2017, due to lack of effective controlling and monitoring procedures and process, the DVPD provided total of 293 square meters as a collateral to help one board member of DVPD, one employee of DVPD (now a former employee) and one unrelated individuals to acquire three separate bank working capital loans. There was no gain or profit for the Company to provide such collaterals. The 12month period was past due. The Company has a risk of losing these properties if these individuals were not able to pay those bank loans.

Additionally, even if the Company does raise sufficient capital to support its operations and generate adequate revenues, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows positive from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying financial statements are condensed and do not include all disclosures normally required by generally accepted accounting principles. These statements should be read in conjunction with the annual financial statements included in Form S-1 filed with the U.S. Securities and Exchange Commission. In particular, the basis of presentation and significant accounting principles were presented in Note 3 to the annual financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed financial statements and consist of only normal recurring adjustments, except as disclosed herein. The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2018.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the dates of the consolidated financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates in the six months ended June 30, 2018 and the year ended December 31, 2017 include the allowance for doubtful accounts on tenant receivable and other receivables, recoverability of long-lived assets, the useful life of rental properties, property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets.

F-43

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of VCM and VCI is the U.S. dollar, the functional currency of DVPD and DVBM is Chinese Renminbi (“RMB”), and the functional currency of Sino Pride and DVPM is Hong Kong Dollar (“HK$”). The consolidated financial statements of the Company have been translated into U.S. dollar in accordance with ASC 830-30 “Translation of Financial Statements”. The financial information is first prepared in RMB or HK$ and then is translated into the U.S. dollar at year-end exchange rates as to assets and liabilities and at average exchange rates as to revenue, expenses and cash flows. Equity accounts are translated at their historical exchange rates when the capital transactions occurred. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into the U.S. dollar are included in accumulated other comprehensive income (loss). The cumulative translation adjustment and effect of exchange rate changes on cash for the six months ended June 30, 2018 and the year ended December 31, 2017 were $(9,473,156) and $(12,439,971), respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the Company’s functional currency and settlement are anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate changes. The Company has an inter-company loan denominated in US dollar. The repayment of loan is required when the Company is profitable. The loan proceeds, repayment and accrued interest were tracked in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the reporting period, the Company will adjust loan and interest payable balance from US dollar to RMB by using period ending exchange rate. Any gain or loss from foreign currency exchange will be recognized in the consolidated statements of operations. There were $1,103,927 foreign currency transactions loss and $319,457 foreign currency transactions gain for the three months ended June 30, 2018 and 2017, respectively. There were $378,877 foreign currency transactions loss and $475,328 foreign currency transactions gain during the six months ended June 30, 2018 and 2017, respectively.

Spot exchange rates and average exchange rates published by fxtop.com were used in the consolidated statement statements.

US Exchange Rate	6/30/2018	6/30/2017	12/31/2017

Period end RMB	6.6195	6.7810	6.5075
Quarter average RMB	6.3816	6.8598	6.6154

Period end HK$	7.8459	7.8048	7.8146
Quarter average HK$	7.8482	7.7877	7.8078

All foreign exchange transactions must take place through authorized institutions of China. Management makes no representation that the RMB amounts could have been, or could be, converted into U.S. dollar at the rates used in translation.

F-44

Revenue Recognition

Rental Income

Our Victory Plaza currently has approximately 3,100 rental units. Among these rental properties, the Company owned approximately 500 units and 2,600 units were sold. The Company will lease back part of those sold property at the owner’s will and rent out to the tenants. As of June 30, 2018, and December 31, 2017, the Company had 16 and 23 lease-back units, respectively. Rental income is reported in gross amount including rent income from our owned properties and lease-back properties. Existing l ease-back expenses were recorded as amortization and interest expenses. Expired lease-back expenses were included in the lease-back expenses.

The Company recognizes the rental income on a straight-line basis over the terms of the leases. The cumulative differences between rental income recognized in the Company’s consolidated statements of operations and contractual payment terms have been recorded as deferred rental income and presented on the accompanying consolidated balance sheets.

Property Management Fee Income

We currently provide common area management services to all tenants and shop owners. Common area management services include utilities, security, cleaning, fire service, landscaping, public facilities maintenance and other traditional services provided by a property management office. The term of property management agreement is usually consistent with the tenants’ lease term. Property management fee is charged based on the area of property ranging from $17 to $20 per square foot per annum.

Since the performance obligations in the property management agreement is identical with the term of property management agreement, the Company recognizes the propriety management income on a straight-line basis over the terms of the management agreement. The cumulative differences between property management income recognized in the Company’s consolidated statements of operations and contractual payment terms have been recorded as deferred income and presented on the accompanying consolidated balance sheets.

Expense Recovery

The Company will pay utility, repairment and insurance expenses to third party vendors in order to fulfill its management obligations. The Company will charge full or partial of these expenses to tenants in addition to property management fees. The charge methods will depend on the size of tenant and terms of property management agreement. The Company is acting as an agent to arrange for the provision of utilities, repairments and other services by third parties. The Company will recognize the fee collected as income after the Company’s service is provided. The recovered expenses will offset with expenses the Company paid and be reported at a net amount under the caption of other income in accompanying consolidated financial statements.

Rental Properties

Rental properties are carried at cost less accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvements of rental properties are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives of the assets. Improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases, if any. When rental properties are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

The following table summarized the ownership of rental properties.

			Financial Statement Presentation
Group	Description of Property	%	Assets	Liabilities

A	Owned with title by DVPD	18%	Rental properties	N/A
B	Sold properties with buy- back options or return is in process without paying off	9%	Rental properties	Property financing agreements payable
C	Properties with buy- back options transferred to SML*	5%	Rental properties	Loan payable SML
D	Sold properties	68%	N/A	N/A

*See Note 10 Property Financing Agreement Payable

F-45

Sold Rental Properties with Financing Agreement (Group B and C Properties)

Pursuant to the sales contract, at the date of sales, buyer obtained legal title to the property, buyer also had an option to sign a separate buy-back agreement. The purchase agreement granted buyer an option to request the Company to buy back sold properties at a stated purchase-back price once the options are vested and the Company has received the payments of the sold properties. As of June 30, 2018, approximately 14% of total rental spaces of Victory Plaza were sold to various unrelated individuals and entities with a purchase-back option. The majority of these properties were sold during the period from 1998 to 2014. The vesting date of the purchase-back options ranged in the period from 2014 to 2018.

Pursuant to ASC 360-20-40-38, if a property seller has an obligation to repurchase the property, or the terms of the transaction allow a buyer to compel the seller or give an option to request the seller to repurchase the property, the transaction shall be accounted for as financing, leasing, or profit-sharing arrangement rather than as a sale. It is aligned with ASC 842-40-25-3, an option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset. The Company’s accounting policy is to treat this type of sales as a financing agreement. The Company continues to report its ownership of the property sold as assets (within the Rental Properties line item) and continues to depreciate the properties based on the estimated useful lives. The Company recorded sales proceeds as a “property financing agreements payable” at the liability section of the consolidated financial statements and accrued the interest payable during the periods of the vesting. The interest rate is determined by the price spread of each unit’s sale price and buy-back price, and the time span from the date of sale to the maturity date (last date to execute the option). The Company will derecognize the liability when the Company purchases back the properties, or the owners of sold properties have settled with the Company or gave up the exercise of the purchase-back options, or upon the expiration of the options if not exercised. If the amount of settlement is great than book amount (including principal and interest), a loss will be recognized. If the amount of settlement is less than book amount (including principal and interest), a gain will be recognized. See Note 10, Property Financing Agreement Payable for further information.

Sold Properties (Group D Properties)

As of June 30, 2018, approximately 68% of total space of Victory Plaza was sold and owned by various unrelated individuals and entities with legal title to the respective properties. Pursuant to the sale contracts, at the date of the sales, buyers obtained integrated legal ownership to the sold properties and assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will) while the Company received the payments of the purchase prices. These sales were considered final sales.

As part of business operations, the Company may lease back properties from the owners of group D properties and subleases these properties to un-related third parties with new lease terms. Sales and lease-back are two separated business transactions. Lease-back is at the owner’s will and is not a condition of sales. Lease-back could happen immediately after the sale of property or at any time after the sales if the owner of the property is interested in rental services provided by the Company.

Under ASC Topic 842, a sale and lease-back arrangement will be accounted for as a sale if all of the following conditions are met: (i) Control of the underlying asset is transferred to the buyer-lessor in accordance with the revenue recognition guidelines in ASC Topic 606, Revenue from Contracts with Customers, (ii) The classification of the sublease is not a finance lease from the perspective of the lessee, or a sales-type lease from the perspective of the lessor, (iii) No repurchase option.

There were 10 and 11 outstanding leases that Company leased back from the owner of group D properties as of June 30, 2018 and December 31 2017, respectively. All those lease-back arrangements met the above criteria and have been accounted for as a sale. The allocated carrying cost and land use right cost was derecognized and gain or loss was recognized when each of the sales was completed.

Lessee Accounting

We have elected to early adopt of ASC Topic 842, the recent accounting updates related to leases. ASC 842 requires us to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

F-46

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

The lease liability is initially measured at the present value of lease payments not yet paid as of lease commencement. Lease payments should be discounted at the rate implicit in the lease or lessee’s incremental borrowing rate. The right-of-use asset is initially measured as: (i) The lease liability determined, (ii) Lease payments made to the lessor at or before lease commencement, minus lease incentives received from the lessor, (iii) Initial direct costs incurred by the lessee.

A lessee will subsequently measure the lease liability by (a) accreting interest expense on the carrying value of the lease liability using the effective interest rate method, and (b) reducing the carrying value of the lease liability for lease payments made. A lessee will subsequently measure the right-of-use asset by amortizing that asset over the lease term. Amortization should be recorded on a straight-line basis. The right-of-use asset will also be tested for impairment based on the asset impairment rules that apply to property, plant and equipment in ASC Topic 360.

For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term.

Lessor Accounting

The Company owned approximately 500 rental units and leased these rental properties to various tenants. Pursuant to ASC 842 – 30, the Company will classify lease as a sales – type lease if: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. As of June 30, 2018, none of our leases, as a lessor, met above criteria and be classified as a sale – type lease.

Pursuant to ASC 842 – 30, when none of the sales-type lease classification criteria are met, a lessor would classify the lease as a direct financing lease when both of the following criteria are met: (i) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all (90% or more) of the fair value of the underlying asset and (ii) It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. As of June 30, 2018, none of our leases, as a lessor, met above criteria and be classified as a sale – type lease.

Pursuant to ASC 842 – 30, a lessor would classify a lease as an operating lease when none of the sales-type lease classification criteria or direct financing lease classification criteria are met. As of June 30, 2018, all leases of Company owned rental properties were classified as operating lease. The Company will continue to recognize the underlying asset and recognizes lease income over the lease term.

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Disposition of Real Estate and Real Estate Investments

Sales of real estate include operating properties and investments in real estate joint ventures. Gains from dispositions are recognized using the full accrual or partial sale methods, provided that the Company has met various criteria relating to the terms of sale and any subsequent involvements. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred.

Real Estate Held for Sale

The Company generally considers assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value, less cost to sell. The Company evaluated its property portfolio and did not identify any properties that would meet the criteria for held for sale as of June 30, 2018 and December 31, 2017.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks within the PRC, Hong Kong and United States. The Company considers all short-term highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash balances in bank accounts in the PRC and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in bank deposits and believes they are not exposed any risks associated with their bank account balances.

Restricted Cash

Restricted cash represented the required cash deposits by the bank used for interest and loan repayment only.

Tenant and Sundry Receivables , net of Allowance for Doubtful Accounts

Tenant receivables mainly consist of receivables from tenants recorded at original invoice amount, less estimated allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information. The Company makes judgments as to the collectability of tenant receivables based on historical trends and future expectations. Management estimates an allowance for doubtful accounts and adjusts gross tenant receivables downward based on their expectation of specific tenant risks and the Company’s tenant receivables aging and collection analysis. Management considers accounts past due on a tenant-by-tenant basis. Based on its review, management has determined that the allowance for doubtful accounts as of June 30, 2018 and December 31, 2017 amounted to $42,299 and $43,026, respectively.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When properties and equipment are sold or otherwise disposed of, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Impairment of Long-Lived Assets

Long-lived assets, primarily rental properties and machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its estimated undiscounted future cash flows over the anticipated holding period and measures the impairment loss based on the amount by which the carrying amount of the assets exceeds the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values or third party independent appraisals, as considered necessary. There were no impairment losses recognized due to its fair market value was higher than its carrying cost as of June 30, 2018.

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Debt Issuance Costs

Costs related to bank loans payable consist of fees and direct costs incurred in obtaining such financings. These costs are presented as a reduction of our bank loans payable and are amortized on a straight-line basis over the terms of the related loan payable which approximates the effective interest rate method. Such amortization is included in “Interest – loans” in the accompanying consolidated statements of operations, which amounted to $14,902 and $17,022 for the three months ended June 30, 2018 and June 30, 2017, respectively; $24,177 and $33,786 for the six months ended June 30, 2018 and June 30, 2017, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive common share equivalents. Since the Company is in a net loss position, all common stock equivalents would be considered to be anti-dilutive and are, therefore, not included in the determination of diluted earnings per share. Accordingly, basic and diluted loss per share are the same. There were no common stock equivalents as of June 30, 2018 and December 31, 2017.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2018	2017	2018	2017
Numerator for Earnings per share:
Net loss attributable to the Company’s common shareholder	$(882,253)	$(845,674)	$(2,113,670)	$(2,469,063)
Denominator for basic and diluted earnings per share:
Basic weighted average common shares*	20,700,000	20,700,000	20,700,000	20,700,000
Diluted weighted average common shares	20,700,000	20,700,000	20,700,000	20,700,000
Per share amount
Per share - basic and diluted	$(0. 04)	$(0.04)	$(0. 10)	$(0.12)

*Prior to the self-underwritten public offering, the Company issued 20,700,000 founder shares to its controlling shareholders. All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

Non-Controlling Interest

Non-controlling interest classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements has distinguished the interest of the Company from the interest of non-controlling interest holder, DVDC.

Comprehensive Income (Loss)

The Company follows ASC 220-10, “Reporting Comprehensive Income” ASC 220-10 requires the reporting of comprehensive income (loss) in addition to net income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income (loss). Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders

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Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the provision of ASC 825-10-65, “Financial Instruments – Transition and Open Effective Date Information”. Although the estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies, the estimate presented are not necessarily indicative of the amounts that the Company could realize in current market exchanges. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivables and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company is governed by the Income Tax Law of the PRC, the Special Region of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarter or annual period based, in part, upon the results of operations for the given period. As of June 30, 2018 and December 31, 2017, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Fair Value Measurements

The Company complies with the provisions of ASC 820 “Fair Value Measurements and Disclosure “(ASC 820) in measuring fair value and in disclosing fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. ASC 820-10-35, Fair Value Measurements and Disclosures – Subsequent Measurement (ASC 820-10-35), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant. Fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level inputs are inputs other than quoted prices included within level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in market that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is release publicly; (c) Inputs other than quoted prices that are observable for the asset or liability and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstance, which might include internally generated data and assumptions being used to price the asset or liability.

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When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets. Nevertheless, certain assets are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

Deferred Rental Income

Rental income and management fee from leases are recognized on a straight-line basis over the term of the relevant leases. The cumulative difference between the rental income/management fee recognized in the Company’s consolidated statements of operations and actual annual contractual lease payment is recorded as deferred rental income and presented on the consolidated balance sheets. Additionally, the prepaid lease payment from the tenant is recorded within the deferred income.

Advertising

Advertising is expensed as incurred and is included in other general and administrative expenses. There were no advertising expenses for the three months ended June 30, 2018 and 2017, respectively. There were no advertising expenses for the six months ended June 30, 2018 and 2017, respectively.

Recently Adopted Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates (“ASUs”). The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and/or results of operation.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 “Leases (Topic 842).” This standard requires entities to recognize assets and liabilities on their balance sheet for the rights (right-of-use or “ROU”) and obligations created by the leased assets. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2018. The guidance is required to be applied by the modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. Early adoption is permitted. We have adopted the guidance of this standard effective December 31, 2016 and retrospectively from the beginning of lease term and recognized lease use right assets and obligations created by these leases. As a result, $ 605,139 and $142,205 of net ROU assets and leases liability payable of $1,012,707 and $725,426 were recorded in the accompanying consolidated financial statements as of June 30, 2018 and December 31, 2017, respectively.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The authoritative guidance requires significantly expanded disclosures about revenue recognition and was initially effective for fiscal years and the interim periods within these fiscal years beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.” This standard defers for one year the effective date of ASU 2014-09. The deferral will result in this standard being effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016 including interim reporting periods within that reporting period. T he adoption of this authoritative guidance did not have a material impact on our consolidated financial statements.

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In August 2016, the FASB issued ASU 2016-15, an update to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The adoption of this authoritative guidance had no material impact on our consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and anticipate adopting the standard for the fiscal year ending December 31, 2019.

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118”. The amendments in this ASU add SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Cuts and Jobs Act was signed into law. The amendments are effective upon addition to the FASB Accounting Standards Codification. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

NOTE 4 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	June 30, 2018	December 31, 2017
	(Unaudited)
Supplies on hands	$59,788	$69,171
Prepaid expenses	518,301	345,971
Deposits	136,381	60,178
Total prepaid expenses and other assets	$714,470	$475,320

NOTE 5 – RENTAL PROPERTIES, NET

Victory Plaza is located in Dalian City, Liaoning Province of China. It is built by DVPD from 1993 to 1998.

The Company leases its owned properties and lease-backed properties to tenants and manages the Victory Plaza,

The following table summarized ownership of rental properties.

		Cost of Property In US$
Group	Description of Property	June 30, 2018	December 31, 2017	In Square Feet	% of Total Square Feet	Unites
A	Owned by DVPD	$24,604,252	$25,027,714	260,497	18%	506
B	Sold properties with buy- back options or return is in process without paying off	12,184,131	12,393,831	129,662	9%	488
C	Properties with buy- back options transfered to SML*	6,979,753	7,099,880	74,013	5%	273
D	Sold properties	-	-	1,016,446	68%	1,899
Rental properties at cost		43,768,136	44,521,425	1,480,618	100%	3,166
Less: Accumulated depreciation		(19,569,797)	(19,411,011)
Rental properties, net		$24,198,339	$25,110,414

*See Note 10, Property Financing Agreement Payable

As of June 30, 2018, 1,016,446 square feet (94,431 square meters) of total rental properties (group D property), or 68% of rental properties (not including garage were sold in 2016) were sold . These sold properties were owned by various unrelated individuals and entities. Majority of these properties were sold during the period of 1998 to 2012. Pursuant to the sale contracts, at the date of the sales, buyers obtained integrated legal ownership to the sold properties and assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will) while the Company received the payments of the purchase prices. These sales were considered final sales. The allocated carrying cost and land use right cost were derecognized and gains or losses were recognized when the completion of sales.

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As of June 30, 2018, DVPD owned 260, 497 square feet (24,201 square meters) of total rental properties (group A property) (approximately 18%) with property’s legal title. Rental properties were carried at the cost, which included allocated construction costs and allocated original purchased land use right costs. These properties were recorded under the caption of “rental properties” and reported at the assets section of financial statements.

Among the properties owned by the Company, 200, 747 square feet (18,650 square meters) of properties were used as collaterals of RMB 390M Loan ($56.2 million) and 22,098 square feet (2,053 square meters) were used as collaterals of RMB 50M Loan ($7.2 million) and RMB 23M Loan ($3.5 million). (Note 9, Bank Loans Payable)

As of June 30, 2018, 203,675 square feet (18,922 square meters) of total properties (14%) (including the properties transferred to SML in 2017) were sold to various unrelated individuals and entities with a purchase-back option. The majority of these properties were sold during the period from 1998 to 2012. The vesting date of buy-back ranged from 2014 to 2018. The Company has no legal title to these properties until the Company purchases back these properties upon the exercise of the purchase-back option. The Company’s accounting policy is to treat this type of sales as a financing agreement. The cost of property sold was kept under the caption of “rental property” in the assets section of financial statements and continuously depreciated the properties with an estimated life. The Company recorded the sales proceeds as “property financing agreements payable” at the liability section of the consolidated financial statements and accrued the interest expense during the period of the lease. The interest rate is determined by the price spread of each unit’s sale price and re-purchase price, and the time span from the date of sale to the maturity date (last date to execute the option). At the date of repurchase, the amount of sales proceeds received plus interest accrued will be equal to the agreed purchase price. The Company will derecognize the liability at the earlier of (1) when the Company repurchased the properties, (2) when the owner of the property and the Company reached a settlement to give up the purchase-back option, and (3) the expiration of the purchase-back option if not exercised. See Note 10, Property Financing Agreement Payable for further information.

As of June 30, 2018, 74,013 square feet (6,876 square meters) of properties were transferred to SML. Pursuant to the SML financing agreement (see Note 10, Property Financing Agreement Payable), SML will negotiate with each individual property owner who exercised the option to request the Company to buy back the property on a case by case basis and pay an agreed upon price to property owner. SML will acquire the title of property settled with previous owner and extend the purchase -back option to May 15, 2020. T he Company will honor the purchase -back agreement and agreed to pay the same purchase price stated at original purchase -back agreement s to SML. SML will also negotiate with lease back owners and settle the balance due that the Company owed to lease owner s . The Company will pay an interest at 8% per annum of the balance (buy-back price) owed to SML.

There is no private ownership of land in the PRC. All land in the PRC is owned by the government and cannot be sold to any individual or company. The government grants a land use right that permits the holder of the land use right to use the land for a specified period. Our land use rights were granted with a term of 50 years. Any transfer of the land use right requires government approval. The acquisition cost of land use right was allocated to each rental property and are amortized with rental property. The land use rights are to expire in May 2043. Properties’ estimated life was determined by the valid life of land use rights. Rent properties are depreciated over 45 years of estimated life.

Expected future minimum rents to be received over the next five years and thereafter from leases in effect as of December 31, 2017 are as follows:

For the Years Ending December 31,	Amount in US$
2018	$2,099,417
2019	906,244
2020	810,119
2021	742,583
2022	155,626
Thereafter	98,213
Total	$4,812,202

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NOTE 6 –PROPERTY AND EQUIPMENT

Property and equipment is composed of the following:

	Estimated Useful Life	June 30, 2018	December 31, 2017
		(Unaudited)
Property and equipment, net	45 years	$229,770	$233,724
Office equipment	3-5 years	302,205	309,874
Business machinery and equipment	5-10 years	3,098,471	3,150,440
Auto	5 years	25,844	26,288
Improvement	5-10 years	10,513,158	10,654,315
Total properties, machin e ry and e quipment		14,169,448	14,374,641
Less: accumulated depreciation and amo r tization		(13,429,752)	(13,589,287)
Property and equipment, net		$739,696	$785,354

Depreciation in the period		$113,574	$244,772

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the software used in management. The cost and related amortization are as follows:

	Estimated Useful Life	June 30, 2018	December 31, 2017
		(Unaudited)
Management software	5 years	$26,952	$9,282
Less: accumulated am o rtization		(454)	(9,282)
Intangible assets, net		$26,498	$-

Amortization expense was $468 and $470 for the three and six months ended June 30, 2018, respectively. Amortization expense was $220 and $439 for the three and six months ended June 30, 2017, respectively.

NOTE 8 – RIGHT OF USE ASSETS

As part of business operations, the Company leases back sold properties in Victory Plaza and subleases the properties to un-related third parties with a separated lease terms. Leases related to the property in group B (see Note 5, Rental Properties, Net) which were sold with buy-back option are classified as financing lease. Lease related to the property in group D (see Note 5, Rental Properties, Net) will classified as financing lease if the lease meets any of the following criteria: (i) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) The lease term is for the major part of the remaining economic life of the underlying asset, (iv) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, (v) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease will be classified as an operating lease if it is not classified as a finance lease.

On March 27, 2018, Sino Pride leased an office space which is to expire on March 26, 2020. The lease is classified as operating lease. At the lease commencement date, the Company recognized a right-of-use asset and a lease liability, which is a present value of total lease payments discounted at 5.25% - a premium bank lending rate per annum at the date. The right-of-use asset is amortized over the term of lease.

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Right of use assets consist of the followings as of June 30, 2018 and December 31, 2017:

Right of Use Assets as of June 30, 2018 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	6	$476,416	$(416,242)	$60,174
Financing lease	D	10	511,375	(487,923)	23,452
Operating lease	-	1	595,539	(74,026)	521,513
Total		17	$1,583,330	$(978,191)	$605,139

Right of Use Assets - As of December 31, 2017 in US $

Lease Type	Property Group	Lease Units	ROU Assets	Accumulated Depreciation	ROU, Net
Financing lease	B	12	$914,335	$(809,999)	$104,336
Financing lease	D	11	642,709	(604,840)	37,869
Operating lease	-	-	-	-	-
Total		23	$1,557,044	$(1,414,839)	$142,205

During the first two quarter of 2018, 7 lease-back leases were expired. The Company did not renew those leases.

Amortization of ROU assets w as $29,970 and $73,089 for the three and six months ended June 30, 2018, respectively.

Amortization of ROU assets w as $70,678 and $437,319 f or the three and six months ended June 30, 2017, respectively.

Operating lease expense was $147,787 and $229,827 for the three and six months ended June 30, 2018, respectively. Operating lease expense was $163 and $679 for the three and six months ended June 30, 2017, respectively.

NOTE 9 – BANK LOANS PAYABLE

The following table sets forth the Company’s loans payable as of June 30, 2018 and December 31, 2017:

Harbin Bank Loans	June 30, 2018	December 31, 2017
	(Unaudited)
Interest at 7.86% per annum, payable 07/18/2027	$58,690,234	$59,777,180
Interest at 7.08% per annum, payable 07/19/2024	4,990,666	5,419,571
Interest at 6.50% per annum, payable 12/20/2018	1,812,826	1,844,026
Interest at 6.50% per annum, payable 12/20/2018	1,661,757	-
Total Principal	$67,155,483	$67,040,777
Less:
Unamortized debt issuance cost in connection with Harbin Bank Loans	(439,873)	(471,121)
Total Bank Loans Payable	$66,715,610	$66,569,656

On July 20, 2014, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 390M Loan”) for a principal amount of $56,171,684 (RMB 390,000,000) long-term borrowing from Harbin Bank (the “Bank”). The RMB 390M Loan was used for “repayment of other bank loans, repayment of shareholder loans and renovations”. The RMB 390M Loan bore an interest of 7.86% per annum initially. Pursuant to the RMB 390M Loan agreement, the interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates were 5.88% and 5.96% for the three months ended June 30, 2018 and 2017, respectively. The average interest rates were 5.88% and 5.96% for the six months ended June 30, 2018 and 2017, respectively. Originally, the RMB 390M Loan will mature on June 19, 2024. On August 17, 2017, the Bank informed DVPD that the Bank agreed the following: (i) to extend the maturity date of the RMB 390M Loan from July 19, 2024 to July 18, 2027; (ii) to extend initial monthly repayment date from August 20, 2017 to July 20, 2020, during the extended period, the Company has to repay the principal of $72,015 (RMB 500,000) per quarter at the minimum plus monthly interest payment; (iii) add Mr. Alex Brown, the controlling shareholder and founder of VCI, as a joint and several guarantor. The RMB 390M Loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Dalian Victory. Upon Bank’s declaration of an event of default under the Loan agreement, Bank may demand payment in full of all outstanding principal and accrued interest. The RMB 390M Loan balance was $58,690,234 (RMB 388,500,000) and $59,777,180 (RMB 389,000,000) as of June 30, 2018 and December 31, 2017, respectively.

F-55

The RMB 390M Loan is secured substantially by the 18,650 square meters (200,747 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD, DVBM, and Mr. Alex Brown. If DVPD fails to fulfill the obligations of the relevant provisions of the RMB 390M Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan.

On March 24, 2015, DVPD entered into a loan agreement (the “RMB 50M Loan”) for a principal of $7,201,498 (RMB50, 000,000) long-term borrowing from the Bank. The RMB 50M Loan was used for “renovations”. The RMB 50M Loan bore an interest of 7.08% per annum initially. The interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates for the three months ended June 30, 2018 and 2017 were 5.91% and 5.92%, respectively. The average interest rates for the six months ended June 30, 2018 and 2017 were 5.91% and 5.92%, respectively. The maturity date of the RMB 50M Loan is July 19, 2024. The RMB 50M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon Bank’s declaration of an event of default under the loan agreement, the Bank may demand payment in full of all outstanding principal and accrued interest.

The RMB 50M Loan is secured substantially by the 2,053 square meters (22,098 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD and DVBM. When DVPD fails to fulfill the obligations of the relevant provisions of the Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan. The Company is required to make the principal and interest payments from April 20, 2015 through the Maturity Date. The RMB 50M Loan balance was $4,990,666 (RMB 33,035,714) and $5,419,571 (RMB 35,267,857) at June 30, 2018 and December 31, 2017, respectively.

On December 21, 2017, DVPD entered into a liquidity loan agreement (the “RMB 23M Loan”) for a principal amount of $3,534,383 (RMB 23,000,000) from Harbin Bank (the “Bank”). The RMB 23M Loan is used for short term liquidity needs. On December 28, 2017, DVPD borrowed $1,844,026 (RBM 12,000,000) from the principal. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from December 21, 2017 to December 20, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. On January 19, 2018, DVPD borrowed $1,844,026 (RBM 11,000,000) from the remaining principal. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The maturity date of the loan is December 20, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Bank at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 23M loan is secured by the same collateral as the RMB 50M loan and is guaranteed jointly by DVBM and Sino Pride.

On September 29, 2017, DVPD entered into a liquidity loan agreement (the “RMB 9M Loan”) with the Dalian Economic Development Zone Branch of the Bank (the “Branch”), pursuant to which DVPD borrowed $1.3 million (RMB 9 million) from the Bank. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from September 30, 2017 to September 24, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Branch at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 9M loan is used for short term liquidity needs and guaranteed jointly by Alex Brown, DVPD and DVBM. The RMB 9M Loan was repaid on December 29, 2017.

F-56

The weighted average short-term loan balance consisting of loan from financial institution was $921,051 and $0 for the three months ended June 30, 2018 and 2017, respectively. The weighted average short-term loan balance consisting of loan from financial institution was $1,639,604 and $0 for the six months ended June 30, 2018 and 2017, respectively. The weighted average interest rate for short term loan was 6.50% and 0% per annum for the three months ended June 30, 2018 and 2017, respectively. The weighted average interest rate for short term loan was 6.50% and 0% per annum for the six months ended June 30, 2018 and 2017, respectively.

For the three months ended June 30, 2018 and 2017, interest expenses incurred for the loans, including amortization of debt issuance costs amounted to $1,055,881 and $952,703, respectively. For the six months ended June 30, 2018 and 2017, interest expenses incurred for the loans, including amortization of debt issuance costs amounted to $2,093,545 and $1,886,040, respectively.

Debt Maturities

As of June 30, 2018, scheduled maturities of the Company’s outstanding bank loan repayment were as follows:

Twelve Months Ended June 30,
2019	$4,586,015
2020	1,111,432
2021	1,111,432
2022	1,111,432
2023	1,111,432
Thereafter	58,123,740
Total debt maturities	67,155,483
Net unamortized debt issuance costs	(439,873)
Total debt obligations	$66,715,610

NOTE 10 – PROPERTY FINANCING AGREEMENT PAYABLE

Property financing agreements payable consists of the following as of June 30, 2018 and December 31, 2017.

	June 30, 2018	December 31, 2017
	(Unaudited)
Purchase-back financing agreements	$47,961,612	$48,650,290
SML financing agreements	29,182,104	29,684,354
Net unamortized SML financing cost	(89,541)	(115,065)
Total property financing agreements, net	$77,054,175	$78,219,579

Purchase-back Financing Agreements

As of June 30, 2018, 203, 675 square feet (18,922 square meters) of total properties (14%) (including the properties transferred to SML in 2017) were sold to various unrelated individuals and entities with a purchase-back option. Majority of these properties were sold in a period from 1998 to 2012. The vesting date of buy-back option ranged from 2014 to 2018.

The Company’s accounting policy is to treat this type of sales as financing agreements. The costs of properties sold were kept under the caption of “rental properties” in the assets section of financial statements and continuously depreciated the properties with estimated life. (see Note 5, Rental Properties, Net) The Company recorded sales proceeds as “property financing agreements payable” at the liability section of the financial statements and accrued the interest during the period of the buy-back option. The interest rate is determined by the price spread of each unit’s sale price and buy-back price, and the time span from the date of sale to the maturity date (last date to execute the option). In the case of buy-back price is equal to sales price, a bank long term lending rated is used. The amount of purchase-back financing agreement represents original proceeds from sale of property plus accrued interest. At the date of maturity, the amount of purchase-back financing agreement will equal to the buy-back price stated buy-back contract.

F-57

Detailed information on property purchase-back financing agreement payable as of June 30, 2018 and December 31, 2017 as follows.

	Units	Square Feet	Selling Price	Buy-Back Price	Property Financing Agreement Payable

June 30, 2018
Effective agreements	19	7,040	$2,597,583	$3,708,029	$3,541,191
Past due agreements	469	122,622	36,781,433	44,326,113	44,420,421
Total financing agreements	488	129,662	39,379,016	48,034,142	47,961,612

December 31, 2017
Effective agreements	36	11,906	$4,318,325	$5,957,680	$5,670,903
Past due agreements	452	117,756	35,738,440	43,024,387	42,979,387
Total financing agreements	488	129,662	40,056,765	48,982,067	48,650,290

Buy-back price is the price that Company has to pay when the owner of property requests the Company to buy-back the property. This price is stated in the purchase-back agreement. Property financing agreement payable is the amount that the Company accrued as a liability as of the reporting date. At the date of maturity, property financing agreement will equal to purchase-back price.

Property financing agreement payable will be derecognized when purchase-back amount is fully paid. In the case of settlement, the remaining unpaid balance will be reclassified to purchase-back payable in the item line of other payable. The amount recorded as buy-back payable was $7,267 , 278 and $6,426,060 as of June 30, 2018 and December 31, 2017, respectively.

Following table set forth the expiration of purchase-back option and the purchase-back amount needed.

Future Expiration	Units	Amount
Past due as of 06/30/2018	469	$44,326,112
6/30/2019	12	2,478,118
6/30/2020	3	582,688
6/30/2021	2	380,980
6/30/2022	2	266,244
Total	488	$48,034,142

F-58

SML Agreement

On December 29, 2017, the Company entered and executed an agreement “Strategy Cooperation Agreement”, as amended on February 22, 2018 (“SML Agreement”) with Dalian Sheng Ma Lin Trading Ltd. (“SML”). Pursuant to SML Agreement, SML will negotiate with each individual property owner who exercised option to request the Company to buy back the property on a case by case basis and pay an agreed price to such owner. SML will subsequently become the owner of the property and the Company has agreed to buy back the property at the initial price under the buy-back option with the previous owner with an annual interest of 8% commencing on January 1, 2018 no later than May 15, 2020. In addition, SML will settle the lease-back payables under the lease-back agreements with each individual property owner and the Company agrees to pay SML the initial amount of rent payables under the lease-back with an annual interest of 8% commencing on January 1, 2018 no later than May 15, 2020. SML Agreement helps the Company to temporarily relieve part of pressure from disputes and expedite the settlements which will help Company to improve its credit and financial position so that the Company can focus on the renovation. However, if the Company fails to carry out the renovation, or the renovation is not successfully, the Company may not have enough fund to buy back the properties from SML or pay the lease-back owed to SML before May 15, 2020, and the Company may not able to continue its operation or business. SML has no relationship or affiliation with the Company other than the SML agreement.

SML Agreement at June 30, 2018 consist of following:

	June 30, 2018	December 31, 2017
Purchase-back related cases: including historical purchase-back remaining balance	$25,266,625	$25,701,487
Lease-back related cases: including historical lease-back payable remaining balance	3,915,479	3,982,86 7
Total SML financing agreements	$29,182,104	$29,684,35 4

NOTE 11 – Account Payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	June 30, 2018	December 31, 2017
	(Unaudited)
Accounts payable	$1,973,334	$1,904,248
Wages and employee benefit payable	337,467	412,762
Taxes payable	316,795	1,439,605
Vat payable (credit)	239,446	2,686
Bank loan interest payable	740,269	122,416
Total accounts payable and accrued liabilities	$3,607,311	$3,881,717

* Taxes payable consist of the following:
	June 30, 2018	December 31, 2017
Individual income tax	23,215	253,084
Business taxes	109,565	97,918
Property and land use taxes	116,720	685,104
Tax penalties	40,384	378,647
Other surcharge and fees	26,911	24,852
Total	$316,795	$1,439,605

* Taxes payable consist of the following:

As of June 30, 2018 and December 31, 2017, the Company ’s tax payables includ es real estate tax, land use right tax, income tax, taxes related to rental and other taxes in the aggregate amount of $0.3 million and $1.4 million, respectively. In accordance with Chinese tax authorities and tax laws, the Company accrued tax penalty payable of $40,384 and $378,647 as of June 30, 2018 and December 31, 2017, respectively.

F-59

NOTE 12 – LEASES PAYABLE

Leases liability payable consisted of following as of June 30, 2018.

Lease Type	Property Group	Lease Units	Lease Payable
Financing lease	B	6	$293,361
Financing lease	D	10	197,833
Operating lease		1	521,513
Total		17	$1,012,707

Leases liability payable consisted of following as of December 31, 2017.

Lease Type	Property Group	Lease Units	Lease Payable
Financing lease	B	12	$493,124
Financing lease	D	11	232,302
Operating lease	D	-	-
Total		23	$725,426

For the six months ended June 30, 2018, 7 lease-back leases were expired. The Company did not renew those leases. Unpaid lease liability was recorded at the caption of “Other payable” in the accompanying consolidated financial statements. Accumulated unpaid lease-back liability was $6,121,749 and $5,976,264 as of June 30, 2018 and December 31, 2017, respectively.

A typical lease contract will include the term of: (i) lease period – usually around 10 years, (ii) agreed lease payment amount, (iii) payment term and others, The Company will take the risk after lease be signed. The Company is liable to agreed lease-back payment amount even the property is vacant. Lease-back rental property may be combined with company owned property together for rent depending on the need of tenant. The Company did not trace income separately from those lease-back property. Rental income is reported in gross amount including rent income from our owned properties and lease-back properties. Lease-back expenses were recorded as amortization, interest and lease-back expenses separately.

Financing lease expenses consisted of (i) amortization of ROU asset; (ii) interest expense of lease liability (iii) other one-time payment including late payment reimbursement. The Company incurred $29,970 and $70,678 of amortization of ROU expense during three months ended June 30, 2018 and 2017, respectively; the Company incurred $73,089 and $437,319 of amortization of ROU expense during six months ended June 30, 2018 and 2017, respectively. The company incurred $1,894 and $9,496 interest expense in connection with financing lease for the three months ended June 30, 2018 and 2017, respectively; the company incurred $4,536 and $30,215 interest expense in connection with financing lease for the six months ended June 30, 2018 and 2017, respectively. The Company incurred additional expenses of $3, 536,610 and $927,612   in connection with the lease-back operations  for the sixth months ended June 30, 2018 and 2017 . Those expenses are mainly guaranteed rental payments, late payment reimbursement and taxes paid on behalf of the property owners .

Operating lease expense including interest and amortization were reported as the caption of “operating lease expense” in the accompanying consolidated financial statements. Operating lease expense w as $147,787 and $163 for the three months ended June 30, 2018 and 2017, respectively, including the rental expenses from the short-term lease of $65,941 and $0 for the three months ended June 30, 2018 and 2017. Operating lease expense w as $229,827 and $679 for the six months ended June 30, 2018 and 2017, respectively, including the rental expenses from the short-term lease of $147,981 and $0 for the six months ended June 30, 2018 and 2017.

F-60

The following table set forth the outstanding lease-back contracts at December 31, 2016 and 2017.

Outstanding leases	Units	Square Feet	Annual rent in US$
2016	136	32,190	2,078,044
2017	23	6,372	541,923

Future minimum lease-back payable at June 30, 2018 were as follows:

Twelve Months Ended March 31,	Lease Unit	Square Feet	Minimum Lease Payable
2019	6	1,212	$87,669
2020	2	108	18,094
2021	-	-	468
Total future minimum lease payable			$106,231

Sino Pride leases office space under the operating lease agreement which will be expired on March 26, 2020. The future minimum rental payments are as follows:

Twelve Months Ended June 30,
2019	$327,481
2020	245,610
$573,091

NOTE 13 – OTHER PAYABLES

Other payables consist of the following:

	June 30, 2018	December 31, 2017
	(Unaudited)
Tenants deposits payable	$2,620,156	$2,557,706
Tenants escrow account	5,726,674	2,700,273
Guaranteed rent payable	833,085	847,423
Expired lease-back payable	6,121,749	5,976,264
Purchase-back payable	7,267,278	6,426,060
Litigation payable	2,855,910	2,901,221
Exchange Zhong Ke Chuang Zhan *	-	1,530,854
Union, housing, heating and others	543,832	282,675
Total Other Payables	$25,968,684	$23,222,476

* As of June 30, 2018, there was a balance due from Exchange Zhong Ke Chuang Zhan of $3,674,875, which was presented as other receivable on the condensed unaudited consolidated balance sheet.

F-61

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company has been financing its operations by borrowing funds from Sino Pride and DVDC, the holder of 20% equity interest of DVPD.

Loan payable to related party consists of following as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Loan payable to DVDC	$11,142,230	$11,333,999
Due to related individual	576,350	541,884
Loan payable to related parties	$11,718,580	$11,875,883

Loan Payable to DVDC

DVDC contributed land use rights and infrastructures totaled $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, $13,200,000 was recorded as loan payable to DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears an interest of 8% per annum. Interest rate for the remaining part of principal is equal to the bank loan rate published by Bank of China.

Loan payable to DVDC was initiated in US dollar and related interest calculation was based on the principal in US dollar per loan agreement. However, the loan agreement did not specify which currency will be used when the loan is being repaid. Considering that DVDC is a Chinese entity and located in China, loan principal and interest repayment must be denominated in RMB, therefore, RMB is the currency to record the principal and interest payable in the Company’s book. Any gain or loss resulted from translation of financial statements will be recorded in the “accumulated comprehensive income (loss)” section. RMB109 , 356,000 loan payable to DVDC was translated from $13,200,000 US dollar at the historical rate.

Loan payable to DVDC consists of following at June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
	(Unaudited)
Loan principal	$13,200,000	$13,200,000
Advance payments for infrastructure construction	(5,685,747)	(5,685,747)
Other payable to DVDC	215,136	215,136
Net loan payable to DVDC in RMB	7,729,389	7,729,389
Foreign exchange effect	3,412,842	3,604,610
Net loan payable to DVDC in US$	$11,142,231	$11,333,999

Accrued interest expense – related parties was $ 130,931 and $ 130,007 for the three months ended June 30, 2018 and 2017, respectively. Accrued interest expense – related parties was $ 262,755 and $ 259,502 for the six months ended June 30, 2018 and 2017, respectively. Total accrued interest payable to related part ies amounted $11,287,816 and $11,223,684 at June 30, 2018 and December 31, 2017, respectively.

Due to Related Individuals

One shareholder spouse provided working capital for our US office expenses. As of June 30, 2018, and December 31, 2017, total amount due to these individuals was $576,349 and $541,884, respectively. The amount due to the related individuals is interest free and is due on demand.

Loan Payable to Sino Pride

Sino Pride is a major cash source to fund the operations of DVPD and DVBM. In the period from 1996 to 2008, DVPD received loans in the total amount of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, total repayment amount was $4,068,630. Loan payable to Sino Pride bears an interest of 8% per annum. Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the entity’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change as gain (loss) from foreign currency transactions.

F-62

Loan payable to Sino Pride is denominated in US dollar. The loan is designated as funding for working capital and is not an investment. The repayment is required as long as the Company is profitable or has funds available to make repayments. The transactions of loan proceeds and repayments were dominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the year, the US$ loan balance and interest payable will be translated to RMB recorded on DVPD and DVBM’s books.

Loans, repayments and accrued interest payable to Sino Pride as of June 30, 2018 and December 31, 2017 are as followed:

Loan Payable to Sino Pride
Loan balance at December 31, 2016	$13,903,748
Repayment in 2017	(400,000)
Loan balance at December 31, 201 7	13,503,748
Repayment in first two quarters of 2018	(400,000)
Loan balance at June 30, 2018	$13,103,748

Interest Payable to Sino Pride
Interest payable at 12/31/2016	$6,347,629
Accrued interest in 2017	1,104,344
Repayment (inc l uding fees and tax paid) in 2017	-
Interest payable - 12/31/2017	7,451,973
Accrued interest in first two quarters of 2018	556,192
Repayment (inc l uding fees and tax paid) in first q ua rter of 2018	-
Interest payable - 6/30/2018	$8,008,165

The above inter-company loan payable of $13,103,748 and $13, 5 03,748, and accrued interest payable of $8,008,165 and $6,903,221 at June 30, 2018 and December 31, 2017, respectively, have been eliminated in the accompanying consolidated financial statements. The interest expense of $278,075, $556,192, and $1,104,344 for the three months ended June 30, 2018, six months ended June 30, 2018, and twelve months ended December 31, 2017, respectively, have been eliminated in the accompanying consolidated financial statements.

Loan Payable to Shareholder/Due to Shareholder

Due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,198,557 and $63,020,584, respectively at June 30, 2018 and December 31, 2017. The balance due to shareholder bears no interest and is payable on demand.

Transfer of Ownership of Sino Pride

Iven International Group Limited, is a company registered in Hong Kong (“Iven”). During October 31, 2016 to June 30, 2017, Alex Brown beneficially owned 100% equity interest of Iven, among which, 70% equity interest was held directly and 30% equity interest was held indirectly through Dalian Yiwen New Materials Technology Development Co., Ltd, a PRC entity 80% owned by Alex Brown and 20% owned by his spouse. On June 30, 2017, Alex Brown and Dalian Yiwen New Material Technology Development Co., Ltd transferred their respective ownership of Iven to Winner Ascent Investment Limited, a Hong Kong limited liability company solely owned by Alex Brown.

On November 2016, Iven signed an agreement of “Assignment of Common Stocks and Debt Rights” (“the Original Agreement”) from VP Holding. Pursuant to the Original Agreement, Iven acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed debt rights (Sino Pride owned to VP Holding) for a nominal consideration of HK$ 1 (approximately US$0.13) from VP Holding.

F-63

On September 4, 2017, VCI signed “Assignment of All Outstanding Shares and All Debt Right Agreement” (“the Agreement”) with Iven. Pursuant to the Agreement, VCI acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder debt and loan rights totaled HK$493,807,633 (approximately $64,208,000) (Sino Pride owned to VP Holding) included outstanding shareholder loan of HK$ 408,409,628 (approximately $53,093,000) with a nominal consideration of HK$ 1 (approximately US$0.13) from Iven. The Transfer was intended as a part of the restructure to prepare the Company to list in the U.S. capital markets.

NOTE 15 - INCOME TAXES

The Company accounts for income taxes pursuant to ASC 740 “Accounting for Income Taxes” which requires the recognition of deferred tax assets and liabilities for the differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. Additionally, the accounting standards require the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry forwards for income tax purposes as compared to financial statement purposes, are dependent upon future taxable income and timing of reversals of future taxable differences along with any other positive and negative evidence during the periods in which those temporary differences become deductible or are utilized.

DVPD and DVBM are located in China and governed by the Income Tax Law of the PRC. Under the Income Tax Laws of PRC, Chinese companies are generally subject to an income tax at an effective rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments. DVPD and DVBM are subject to these statutory rates. Operating loss can be carried forward to five years.

Sino Pride is located in Hong Kong and governed by the Tax Law of Hong Kong. Assessable profits of corporation are taxed at the corporate tax rate of 16.5%. Tax losses can be carried forward to set off the profits in the future years until fully absorbed but cannot be carry backward.

VCM was incorporated in the U.S. on July 5, 2017 and is governed by the U.S. Federal tax law and the State of Nevada (Incorporation State).

On December 22, 2017, the Tax Cuts and Jobs Act (the TCJA), which significantly modified U.S. corporate income tax law, was signed into law by President Trump. The TCJA contains significant changes to corporate income taxation, including but not limited to the reduction of the corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and generally eliminating net operating loss carrybacks, allowing net operating losses to carryforward without expiration, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including changes to the orphan drug tax credit and changes to the deductibility of research and experimental expenditures that will be effective in the future). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain, including to what extent various states will conform to the newly enacted federal tax law.

The Company has not recorded any provisional adjustments in the consolidated financial statements in accordance with its current understanding of the TCJA and guidance currently available as of this filing but is reviewing the TCJA’s potential ramifications. The Company believe there will be no material adjustments necessary at the date of this report.

As of June 30, 2018 and December 31, 2017, DVPD, DVBM and Sino Pride had a combined net foreign operating loss carry forwards of approximately $86,391,760 and $88,084,000, respectively that may be available to reduce future years’ taxable income. These foreign losses may not offset US income taxes in the future. Management believes that it appears more likely than not that the Company will not realize these tax benefits.

As of June 30, 2018 and December 31, 2017, VCM had approximately $682,621 and $197,000 net operating loss carry forwards, respectively. In the U.S net operating loss can carry forward 20 years.

Future tax benefits which may arise as a result of net operating losses have not been recognized in the accompanying consolidated financial statements as their realization has not been determined likely to occur. Also, due to the change in control, there are annual limitations on future net operating loss carryforward deductions.

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At June 30, 2018 and December 31, 2017, deferred tax assets consisted of:

	June 30, 2018	December 31, 2017
Net operating loss carry f o r wards	$723,587	$3,229,988
Valuation allowance	(723,587)	(3,229,988)
Deferred tax assets - net	$-	$-

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and Federal statutory rate for the three and six months ended June 30, 2018 and 2017, respectively, is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
China	2018	2017	2018	2017
US statutory tax rate	21.00%	34.00%	21.00%	34.00%
Tax rate difference	4.00%	-9.00%	4.00%	-9.00%
Changes in valuation allowance	-25.00%	-25.00%	-25.00%	-25.00%
Effective rate	0.00%	0.00%	0.00%	0.00%

Hong Kong	2018	2017	2018	2017
US statutory tax rate	21.00%	34.00%	21.00%	34.00%
Tax rate difference	-4.50%	-17.50%	-4.50%	-17.50%
Changes in valuation allowance	-16.50%	-16.50%	-16.50%	-16.50%
Effective rate	0.00%	0.00%	0.00%	0.00%

NOTE 16– STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 600,000,000 shares of common stock, par value $0.0001 per share. On November 13, 2017, the Company issued 20,700,000 shares of its common stock to Alex Brown, Chairman and Chief Executive Officer of the Company and received consideration of $2,070 in cash. The Company cancelled 23,000,000 shares of its common stock issued to two individuals on December 12, 2017 and returned the proceeds of $230. All references to the numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the issuance of 20,700,000 shares on a retrospective basis as if such shares were issued and outstanding throughout the periods presented.

NOTE 17 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each yearend). DVPD and DVBM did not make appropriations to statutory reserve as of June 30, 2018 and December 31, 2017 as DVPD and DVBM have not yet generated any after-tax profit.

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NOTE 18 – NON-CONTROLLING INTEREST

Non-controlling interest represent the DVDC’s 20% equity ownership interest in DVPD and DVPD’s operating results included its 5% equity ownership interest in DVBM. Non-controlling interest consisted of the following as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
	(Unaudited)
Non-controlling interest at beginning of year	$ (43,268,669)	$(39,487,688)
Net loss	(564,667)	(1,536,231)
Change in foreign currency translation adjustment	637,751	(2,244,750)
Non-controlling interest at end of year	$(43,195,585)	$(43,268,669)

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Country Risk

Our PRC subsidiary is subject to laws and regulations applicable to various PRC laws and regulations generally applicable to companies in China. As the Company’s principal operations are conducted currently in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic and legal environments and foreign currency exchange limitations encountered in the PRC. The Company’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all the Company’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad require approval of the PRC government.

Lease

Sino Pride leases office space under the operating lease agreement which will be expired on March 26, 2020. The future minimum rental payments are as follows:

Twelve Months Ended June 30,
2019	$327,481
2020	245,610
$573,091

Legal Proceeding

As of June 30, 2018, the Company had property financing agreement payable of $77,054,175, leases liability payable of $1,012,707, lease-back payable past due amounted to $6,121,749, and unpaid balance in connection with property buy-back of $7,267,278. As of June 30, 2018, there were total of 492 lawsuit cases against the Company in Dalian City, China. Litigants claimed that the Company did not buy back the property as pursuant to the sales contract or the Company did not pay the promised lease-back rental payments on time. These claims amounted to $24,045,310 (RMB159,167,926) translated at June 30, 2018 exchange rate). These payables were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”. In accordance with the progress of litigation cases, the Company accrued a total of $2,855,910 litigation payable as of June 30, 2018. The Company will record the related attorney fees when incurred . The attorney fee in connection with litigation cases was $31,784 and $3,011 for the three months ended June 30, 2018 and 2017, respectively. The attorney fee in connection with litigation cases was $98,218 and $329,619 for the six months ended June 30, 2018 and 2017, respectively.

The nature of these litigation is to demand the Company to buy-back property per agreement or to pay unpaid rent per lease-back agreement. The Company accrues the interest consistently to property financing agreement payable and leases liability payable based on lease agreements. The Company records the expired lease-back payable and unpaid buy-back payable in other payable and accrues additional possible liabilities based on estimation. The management believed that current recorded liabilities were reasonable estimates to total final buy-back payments and total final lease-back payable. Therefore, no contingent losses be recorded. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability.

The Company has intended to buy back these properties at a discounted price (compared to the stated price at the contract). The Company has also intended to settle the balance due relating to lease-back payable with the owners of the lease-back properties. The Company has formed a task group and has been negotiating with the litigants and other owners of the lease-back properties.

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Collateral of Company’s Asset to Three Individuals

On May 18, 2017, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $720,150 (RMB5,000,000) 12 months bank loan. There was no profit or gain for the Company t o provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

On May 18, 2017, the Company provided 7 units of rental properties, totaled 138 square meters (1,485 square feet), owned by the Company as collaterals to help one related individual, who is a board member of DVPD, to acquire a $720,150 (RMB5,000,000) 12 months bank loan. There was no profit or gain for the Company t o provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

On May 18, 2017, the Company provided 2 units of rental properties, totaled 15 square meters (161 square feet), owned by the Company as collaterals to help one individual, an employee of DVPD (now a former employee), to acquire a $720,150 (RMB 5,000,000) 12 months bank loan. There was no profit or gain for the Company t o provide collateral to such bank loan. The 12 months period was past due. The collateral of Company’s properties exposed the Company in a material risk to a loss in the case of the individual is insolvent and failed to return the bank loan.

NOTE 20 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in various banks in China and the Special Region of Hong Kong. Currently, no deposit insurance system has been set up in China and the Special Region of Hong Kong. Therefore, the Company will bear all risk if any of these banks become insolvent. As of June 30, 2018 and December 31, 2017, the Company’s uninsured cash balances were $400,716 and $755,027, respectively.

The Company received its rental income and management fee income from approximately 700 tenants. Revenue from top ten tenants accounted for 19% and 25% of the total revenue, for the three months ended June 30, 2018 and 2017, respectively, No one individual tenant’s revenue accounts for more than 10% of the total revenue in the above periods,

The Company’s only reportable segment is the commercial real estate operation segment as descripted in Note 1. The segment revenue and operating results were the same as those stated in the consolidated financial statements.

NOTE 21 - SUBSEQUENT EVENTS

Subsequent to June 30, 2018, 6 new lawsuits with new claims amounted to $11,460 were filed against the Company. As of September 6, 2018, there were a total of 498 lawsuit cases against the Company in Dalian City, China. Litigants claimed that the Company did not buy back the properties pursuant to the sales contracts or the Company did not pay the promised lease and lease-back rental payments on time. These claims amounted to $23,295,505 (RMB159,089,666). Management believes that the amount claimed by litigants is approximate to the amount that the Company has already recorded in and under the caption of “Property financing agreements payable”,” Leases liability payable” and “Other payable” in the accompanying consolidated financial statements.

Claims of Lawsuits As of September 6, 2018	Store Unit	Square Feet	Contract Amount in RMB	Claimed Amount in RMB
Property buy- back related issues	234	52,853	97,223,232	134,504,079
Leases and leases back related issues	221	46,972	90,520,293	17,379,503
Other issues	43	13,019	17,491,964	7,206,084
Total in RMB	498	112,844	205,235,489	159,089,666
September 6 , 2018 exchange rate is 6.8292

Total in US $			$30,052,640	$23,295,505

As of September 6, 2018, the Company settled the following cases.

Resolved cases as of September 6 , 2018	Resolved Cases	Resolved after June 30, 2018
Property purchase-back related issues	5 4	-
Leases payment related issues	100	-
Other issues	5	-
Total resolved cases	159	-

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